     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1994


                                                       REGISTRATION NO. 33-52777

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                             COLTEC INDUSTRIES INC
             (Exact name of registrant as specified in its charter)

       PENNSYLVANIA                     3714                  13-1846375
      (State or other            (Primary Standard         (I.R.S. Employer
      jurisdiction of                Industrial             Identification
     incorporation or           Classification Code             Number)
       organization)                  Number)

                              -------------------

                                430 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-0400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                            ANTHONY J. DIBUONO, ESQ.
                             COLTEC INDUSTRIES INC
                                430 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-0400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------

                                   COPIES TO:

      John S. Herbert, Esq.               John M. Brandow, Esq.
       Shearman & Sterling                Davis Polk & Wardwell
       599 Lexington Avenue                450 Lexington Avenue
     New York, New York 10022            New York, New York 10017
          (212) 848-4000                      (212) 450-4000

                              -------------------

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                              -------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus: one (the "U.S. Prospectus") to be used in connection with a United States and Canadian offering and one (the "International Prospectus") to be used in connection with a concurrent international offering outside the United States and Canada. The U.S. Prospectus and the International Prospectus are identical except that they contain different front cover pages. The form of U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein is labeled "Alternate Page for International Prospectus".

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED APRIL 27, 1994

                               23,211,084 SHARES
                             COLTEC INDUSTRIES INC
                                  COMMON STOCK
                               -----------------


OF THE 23,211,084 SHARES OF COMMON STOCK OFFERED HEREBY, 18,611,084 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
  UNDERWRITERS AND 4,600,000  SHARES ARE BEING  OFFERED INITIALLY OUTSIDE  THE
  UNITED   STATES  AND   CANADA  BY  THE   INTERNATIONAL  UNDERWRITERS.  SEE
    "UNDERWRITERS". ALL THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING OFFERED BY THE SELLING STOCKHOLDERS. SEE "SELLING STOCKHOLDERS". COLTEC
     WILL  NOT RECEIVE  ANY PROCEEDS  FROM THE  SALE OF  THE SHARES BEING
       OFFERED HEREBY. THE COMMON STOCK IS  TRADED ON THE NEW YORK  STOCK
       EXCHANGE  AND THE PACIFIC STOCK  EXCHANGE UNDER THE SYMBOL "COT".
        ON APRIL 26, 1994,  THE LAST REPORTED SALE  PRICE OF THE  COMMON
          STOCK ON THE NEW YORK STOCK EXCHANGE WAS $18 7/8 PER SHARE.

                            ------------------------

    INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "CERTAIN
                          SIGNIFICANT CONSIDERATIONS".

                              -------------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
    SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                            PRICE $         A SHARE
                              -------------------


                                                                            UNDERWRITING          PROCEEDS
                                                          PRICE TO         DISCOUNTS AND         TO SELLING
                                                           PUBLIC         COMMISSIONS (1)     STOCKHOLDERS (2)
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................          $                   $                   $
TOTAL..............................................          $                   $                   $

- ---------
    (1) COLTEC AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS".
    (2) COLTEC HAS AGREED TO PAY, OR REIMBURSE THE SELLING STOCKHOLDERS FOR, CERTAIN EXPENSES OF THE OFFERING, WHICH ARE ESTIMATED AT $800,000.


                              -------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY DAVIS POLK & WARDWELL, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE
SHARES WILL BE MADE ON OR ABOUT         , 1994 AT THE OFFICE OF MORGAN STANLEY &
CO.  INCORPORATED,  NEW YORK,  NEW YORK,  AGAINST PAYMENT  THEREFOR IN  NEW YORK
FUNDS.

                              -------------------

MORGAN STANLEY & CO.
              INCORPORATED

      CS FIRST BOSTON

               DONALDSON, LUFKIN & JENRETTE
                     SECURITIES CORPORATION

                            MERRILL LYNCH & CO.

                              WERTHEIM SCHRODER & CO.
                                                      INCORPORATED

           , 1994

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY COLTEC, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    No action has been or will be taken in any jurisdiction by Coltec, any Selling Stockholder or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by Coltec, the Selling Stockholders and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.
                             ---------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Incorporation of Certain Documents by
 Reference.....................................          3
Additional Information.........................          3
Prospectus Summary.............................          4
The Company....................................         10
Certain Significant Considerations.............         11
Price Range of Common Stock and Dividend
 Policy........................................         13
Consolidated Capitalization....................         14
Selected Financial Data........................         15
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         16

                                                   PAGE
                                                 ---------
Business.......................................         27
Management.....................................         41
Selling Stockholders...........................         44
Description of Capital Stock...................         45
Description of Certain Indebtedness............         47
Certain United States Federal Tax
 Considerations for Non-U.S. Holders of Common
 Stock.........................................         50
Underwriters...................................         52
Legal Matters..................................         54
Experts........................................         54
Index to Financial Statements..................        F-1



    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE ("NYSE"), ON THE PACIFIC STOCK EXCHANGE ("PSE") OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



    The following documents filed with the Securities and Exchange Commission (the "Commission") (File No. 1-7568) by Coltec pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this Prospectus:



        (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1993; and



        (b) Current Report on Form 8-K dated April 14, 1994.



    In addition, all documents filed by Coltec pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering (the "Offering") shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



    Copies of all documents which are incorporated by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to Coltec,
Attention: Secretary, 430 Park Avenue, New York, New York 10022; telephone (212) 940-0400.



                             ADDITIONAL INFORMATION



    Coltec has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.



    Coltec is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports, proxy statements and other information filed by Coltec with the Commission, may be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PSE, 301 Pine Street, Suite 1104, San Francisco, California 94104.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, "COLTEC" MEANS COLTEC INDUSTRIES INC AND ITS SUBSIDIARIES.

                                  THE COMPANY

    Coltec manufactures and sells a diversified range of highly engineered aerospace, automotive and industrial products in the United States and, to a lesser extent, abroad. Through its Aerospace/Government segment, Coltec is a leading manufacturer of landing gear systems, engine fuel controls, turbine blades, fuel injectors, nozzles and related components for commercial and military aircraft, and also produces high-horsepower diesel engines for naval ships and diesel, gas and dual-fuel engines for electric power plants. Coltec's Automotive segment manufactures and markets a selected line of high value-added products, including fuel injection system assemblies and components, transmission controls, suspension controls, emission control air pumps, oil pumps and seals for domestic original equipment manufacturers and the replacement parts market. Coltec's Industrial segment is a leading manufacturer of industrial seals, gaskets, packing products and self-lubricating bearings and also produces technologically advanced spray nozzles for agricultural, home heating and industrial applications and air compressors for manufacturers. Each of Coltec's three industry segments contributed approximately one-third of total sales in 1993.


    Coltec's strategy is to develop and maintain substantial market positions and attractive margins for its products through technological innovation, cost efficiencies, product differentiation and quality. Coltec emphasizes targeted development of highly engineered, high value-added components and systems designed to meet specific customer requirements. This emphasis has enabled Coltec to maintain close, interactive relationships with the major aircraft and domestic automobile manufacturers and Coltec's principal industrial customers. Through successful introduction of new products, cost reductions, productivity improvements and selected divestitures, Coltec has consistently achieved strong operating margins in its businesses. Coltec's average operating margin for the period from 1989 to 1993 was 17.3%, or 17.7% excluding the effect of a restructuring charge taken in the second quarter of 1993 (the "1993 restructuring charge"). Operating margins were 17.8% in 1992 and 15.9% in 1993, or 17.7% in 1993 excluding the effect of the 1993 restructuring charge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Industry Segment Information". Coltec's focus on aftermarket sales (representing 42% of total sales from 1989 to 1993) in all of its segments contributes to Coltec's consistently strong operating margins.



    Coltec's Aerospace/Government segment has taken an aggressive approach in responding to changing economic and market conditions. With reductions in domestic military spending, Coltec has placed increasing emphasis on sales to commercial aircraft and aircraft engine manufacturers. Coltec's Aerospace/Government segment increased commercial sales as a percentage of total sales from 48% in 1989 to 62% in 1993. In 1993, Aerospace/Government segment sales declined 13%, primarily reflecting lower demand for new commercial aircraft resulting from the excess capacity of the world airline fleets. The Aerospace/Government segment's operating margin was 15.0% in 1993, or 18.9% excluding the effect of the 1993 restructuring charge, compared to 19.5% in 1992. Coltec's ability to maintain this operating margin for 1993 was particularly noteworthy in light of weak industry conditions. In addition to producing landing gear for various aircraft manufacturers, including The Boeing Company ("Boeing") and McDonnell Douglas Corporation ("McDonnell Douglas"), Coltec has been awarded contracts to supply the main and nose landing gear assemblies for the Boeing 777 aircraft. In 1993, Coltec delivered on schedule the first three main and nose landing gear assemblies for Boeing 777 aircraft. Production rates and deliveries of Boeing 777 landing gear shipsets are scheduled to accelerate over the next several years. Coltec has also been awarded a contract to supply main landing gear for the Boeing 737-700 aircraft. Coltec's Fairbanks Morse Engine Division ("Fairbanks Morse") recently received firm orders valued at $40 million for engines that will power the first ship of the Sealift fleet and a U.S. Navy amphibious landing ship. In the first quarter of 1994, Fairbanks Morse acquired equipment and other assets related to the Alco engine business from General Electric Transportation Systems ("GE Transportation").

    In 1993, Coltec's Automotive segment recorded strong operating performance, including a 20% improvement in operating income, 25% excluding the effect of the 1993 restructuring charge, and an 11% increase in sales. The segment's operating margin in 1993 increased to a record 23.0%, 23.8% excluding the 1993 restructuring charge, from 21.1% in 1992. This reflects higher new car and truck production, increased applications for segment components and the introduction of new automotive products. In response to automotive technology changes in the 1980's that led to the substitution of fuel injection systems for carburetors, Coltec has developed a substantially new automotive product line since 1984 that includes fuel injection components, transmission controls, suspension controls, oil pumps and a new electric emission control air pump. The Automotive segment expanded its emission-control air pump business late in 1993 by acquiring the assets of the air pump manufacturing operation of General Motors Corporation ("General Motors") and was named the sole supplier of these parts to General Motors. The Automotive segment is the sole supplier of the aluminum intake manifold introduced in Chrysler Corporation's ("Chrysler") 3.5 liter engine on its LH series of vehicles, and Coltec has been selected as the sole supplier of Chrysler's next-generation induction module systems for the 3.5 liter engine, which will incorporate a plastic intake manifold in 1998. In addition, in 1993 Coltec's Automotive segment supplied approximately 15% of the oil pump requirements of Ford Motor Company ("Ford") in North America. In early 1994, Coltec Automotive began supplying mechanical air pumps to Isuzu Motors Limited ("Isuzu") in both the United States and Japan.



    Coltec's Industrial segment continues to introduce technologically advanced products and develop more efficient ways of serving customers. In 1993, Garlock Mechanical Packing introduced GYLON style 3540, a highly compressible, chemically resistant gasket material that can be easily installed at chemical plants, and, in order to serve end users more quickly, significantly streamlined two production areas to reduce production times. The Quincy Compressor Division broadened its business base by introducing a new vacuum pump and an air compressor powered by natural gas. Delavan Commercial Products is gaining wide market acceptance with the STOP-DRIP valve which reduces the pollution that occurs in oil burners. Garlock Bearings is a leader in the production of self-lubricating bearings and has further expanded into the automotive market with several new applications for its products. Industrial segment operating income was down 10%, sales were down 2% and the segment's operating margin was 17.4% in 1993. Excluding the operating results of the Central Moloney Transformer Division ("Central Moloney"), which was sold in January 1994, and the 1993 restructuring charge, Industrial segment operating income for 1993 was down slightly from 1992 results, sales were up 2% and the operating margin was 21.7%.



    In January 1994, Coltec refinanced its bank credit agreement (the "1992 Credit Agreement", and, as refinanced, the "1994 Credit Agreement") on terms which offer Coltec greater financial flexibility and lower borrowing costs. If this refinancing had been in place at the beginning of 1993, earnings before extraordinary item for 1993 would have increased by $10.1 million, or $0.14 per common share. Refinancing the 1992 Credit Agreement has also increased Coltec's operating flexibility and requires no scheduled mandatory debt repayments until January 1997. Since 1989, Coltec has generated $644 million in cash provided by operating activities.

                              RECENT DEVELOPMENTS



    Coltec reported earnings before extraordinary item for the first quarter of 1994 of $20.6 million, or $0.30 per common share, compared with $17.5 million, or $0.25 per common share, for the first quarter of 1993. Sales were $331.9 million, compared with $339.9 million for the first quarter of last year. Operating income for the first quarter of 1994 was $54.7 million and the operating margin was 16.5%. This compared with operating income of $55.0 million and an operating margin of 16.2% in the first quarter of 1993. Net interest expense declined $5.6 million, or 20%, primarily reflecting the refinancing of the 1992 Credit Agreement. First quarter results were adversely impacted by the severe weather conditions in January and February.



    In the Aerospace/Government segment, operating income in the first quarter of 1994 declined 23% on a 12% sales decrease from the comparable 1993 period. Operating income in the Automotive segment improved 8% on a 14% sales increase, and operating income in the Industrial segment increased 7% on an 8% decline in sales.



    Excluding the operating results of Central Moloney, which was sold in January 1994, Coltec's sales for the first quarter of 1994 were up slightly to $327.0 million from $324.2 million and operating income was $54.6 million compared with $56.6 million in the first quarter of 1993. Excluding Central
Moloney, operating income for the first quarter of 1994 for the Industrial segment was level and sales were up 2% compared with the first quarter of 1993.



    Set forth below is certain summary consolidated statement of earnings information for the three months ended April 3, 1994, and April 4, 1993.



                                              THREE MONTHS ENDED
                                          ---------------------------
                                            APRIL 3,       APRIL 4,
                                              1994           1993
                                          ------------   ------------
                                           (IN MILLIONS, EXCEPT PER
                                                  SHARE DATA)
                                                  (UNAUDITED)
Net sales...............................     $  331.9       $  339.9
Costs and expenses......................        277.2          284.9
                                                ------         ------
Operating income........................         54.7           55.0
Interest, net...........................         22.5           28.1
                                                ------         ------
Earnings before income taxes and
 extraordinary item.....................         32.2           26.9
Provision for income taxes..............         11.6            9.4
                                                ------         ------
Earnings before extraordinary item......         20.6           17.5
Extraordinary item......................       --                (.3)
                                                ------         ------
Net earnings............................     $   20.6       $   17.2
                                                ------         ------
                                                ------         ------
Earnings per common share:
  Before extraordinary item.............     $     .30      $     .25
  Extraordinary item....................       --             --
                                                ------         ------
  Net earnings..........................     $     .30      $     .25
                                                ------         ------
                                                ------         ------
Weighted average number of common and
 common equivalent shares...............         69.8           69.6
                                                ------         ------
                                                ------         ------

    Set forth below is certain financial information by industry segment for the three months ended April 3, 1994, and April 4, 1993.



                                              THREE MONTHS ENDED
                                          ---------------------------
                                            APRIL 3,       APRIL 4,
                                              1994           1993
                                          ------------   ------------
                                                 (IN MILLIONS)
                                                  (UNAUDITED)
SALES:
  Aerospace/Government..................     $   99.1       $  113.1
  Automotive............................        128.4          113.1
  Industrial............................        104.7          114.0
  Intersegment elimination..............          (.3)           (.3)
                                                ------         ------
    Total...............................     $  331.9       $  339.9
                                                ------         ------
                                                ------         ------
OPERATING INCOME:
  Aerospace/Government..................     $   13.6       $   17.7
  Automotive............................         28.3           26.3
  Industrial............................         22.3           20.8
                                                ------         ------
    Total segments......................         64.2           64.8
  Corporate unallocated.................         (9.5)          (9.8)
                                                ------         ------
  Operating income......................     $   54.7       $   55.0
                                                ------         ------
                                                ------         ------



    Operating results for the Aerospace/Government segment continued to reflect the weakness in demand for commercial aircraft. Shipments of Menasco landing gear were down reflecting schedule reductions early in 1993. Earnings were down at Fairbanks Morse on lower shipments of engines and on lower production volume, resulting from delayed receipt of orders totalling $40 million for engines for the U.S. Navy Sealift and Landing Ship Dock ("LSD") programs. Production on these engines for which firm orders have now been received will begin in the second quarter of 1994. Operating results at Chandler Evans and Walbar were adversely impacted due to production delays and inefficiencies during the consolidation and relocation of operations pursuant to the restructuring plan announced in 1993. The improved performance in the Automotive segment reflects higher new car and truck production, increased applications for segment components and the introduction of new automotive products. In the Industrial segment, higher sales and earnings were reported by Quincy Compressor and Garlock Bearings, while Garlock Mechanical Packing, France Compressor Products and Delavan Commercial Products reported lower results. Order input in this segment increased in the first quarter of 1994 over the 1993 fourth quarter.

                                  THE OFFERING

Common Stock Offered:
  U.S. Offering...............   18,611,084 shares
  International Offering......   4,600,000 shares
    Total.....................   23,211,084 shares(a)
Common Stock outstanding......   69,762,203 shares(b)
NYSE and PSE Symbol...........   COT

- ---------
(a)  All shares (the "Shares") are being offered by the Selling Stockholders.
(b) The 69,762,203 shares of Common Stock, par value $.01 per share ("Common Stock"), outstanding is as of February 25, 1994, and excludes 2,255,000 shares of Common Stock subject to employee stock options with a weighted average exercise price of $15.54 per share.

                              SELLING STOCKHOLDERS

    As of the date of this Prospectus, The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), and Colt Equity Investors, L.P. ("Colt L.P.") owned 14,898,000 and 1,641,263 shares of Common Stock, respectively. Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc.") is the sole general partner of MSLEF II and is a wholly owned subsidiary of Morgan Stanley Group Inc. ("Morgan Stanley Group"). Morgan Stanley Equity Investors Inc. is the sole general partner of Colt L.P. and is a wholly owned subsidiary of Morgan Stanley Group. As of the date of this Prospectus, Morgan Stanley Group, First Plaza Group Trust, and Leeway & Co. owned 2,535,143; 1,695,889; and 1,695,889 shares of Common Stock, respectively. All the shares of Common Stock owned by MSLEF II, Colt L.P., Morgan Stanley Group, First Plaza Group Trust, and Leeway & Co. are being offered in the Offering. In addition, Salvatore J. Cozzolino and Andrew C. Hilton, each of whom retired as a Vice Chairman of Coltec in January 1994, owned, as of the date of this Prospectus, 372,450 and 372,450 shares of Common Stock, respectively, that are being offered in the Offering. The 23,211,084 shares of Common Stock being offered in the Offering constitute 33.3% of the shares of Common Stock outstanding as of the date of this Prospectus. MSLEF II, Colt L.P., Morgan Stanley Group, First Plaza Group Trust, Leeway & Co., Mr. Cozzolino and Dr. Hilton are herein referred to sometimes as the "Selling Stockholders". Upon completion of the Offering, the three employees of Morgan Stanley & Co. Incorporated ("Morgan Stanley") who are currently Directors of Coltec intend to resign from the Board of Directors of Coltec. Morgan Stanley, a subsidiary of Morgan Stanley Group, is one of the lead managers of the Offering.

    As of the date of this Prospectus, the executive officers of Coltec beneficially owned an aggregate of 1,705,892 shares of Common Stock. None of such shares are being offered in the Offering. See "Management", "Selling Stockholders" and "Underwriters".

                       CERTAIN SIGNIFICANT CONSIDERATIONS

    For a discussion of certain significant considerations that should be considered in evaluating an investment in the Common Stock, see "Certain Significant Considerations".

                             SUMMARY FINANCIAL DATA

    The following summary financial data were derived from, and should be read in conjunction with, the financial statements and related notes of Coltec, the selected financial data and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                   YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1993       1992       1991       1990       1989
                                                     --------   --------   --------   --------   --------
                                                         (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Sales.............................................   $1,334.8   $1,368.7   $1,373.0   $1,487.2   $1,516.7
                                                     --------   --------   --------   --------   --------
Operating income (a)..............................      211.7      243.1      229.0      268.9      272.8
                                                     --------   --------   --------   --------   --------
Earnings from continuing operations before
 interest,
 income taxes and extraordinary item (b)..........      211.7      243.1      230.4      278.1      278.6
Interest and debt expense, net....................      110.2      135.8      199.9      203.4      211.8
Provision for income taxes........................       36.3       42.6       28.3       33.8       16.8
                                                     --------   --------   --------   --------   --------
Earnings from continuing operations
 before extraordinary item (a)....................       65.2       64.7        2.2       40.9       50.0
Discontinued operations (c).......................         --      --         --          17.7        3.6
Extraordinary item (d)............................      (17.8)    (106.9)        .6       (4.5)      (6.1)
                                                     --------   --------   --------   --------   --------
Net earnings (loss)...............................       47.4      (42.2)       2.8       54.1       47.5
                                                     --------   --------   --------   --------   --------
Earnings (loss) per common share:
  Continuing operations (a).......................        .94       1.11        .09       1.64       2.00
  Discontinued operations.........................      --         --         --           .70        .14
  Extraordinary item..............................       (.26)     (1.83)       .02       (.18)      (.24)
                                                     --------   --------   --------   --------   --------
  Net earnings (loss).............................        .68       (.72)       .11       2.16       1.90
                                                     --------   --------   --------   --------   --------
BALANCE SHEET DATA
 (AT END OF PERIOD):
Working capital...................................      163.1       95.3      168.8      162.9      207.3
Total assets......................................      806.4      828.8      834.2      876.8      952.3
Long-term debt (including current portion)........    1,033.6    1,122.1    1,622.9    1,646.3    1,747.4
Shareholders' equity..............................     (625.5)    (666.6)  (1,194.5)  (1,188.4)  (1,241.3)
OTHER OPERATING DATA:
Operating margin (a)..............................       15.9%      17.8%      16.7%      18.1%      18.0%
Cash provided by operating activities.............      105.2      119.9      149.2      155.5      114.3
Capital expenditures..............................       38.6       25.0       26.2       23.2       28.7
Depreciation of property, plant and equipment.....       33.2       35.3       36.9       36.8       36.7
Order backlog (at end of period)..................      669.7      709.1      808.8      864.2      831.0
Number of employees (at end of period)............     10,000     10,700     11,400     12,400     13,300

- ------------
(a) Operating income for 1993 includes the 1993 restructuring charge of $25.2 million ($15.3 million after taxes, or $0.22 per common share) taken to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at Central Moloney. If the 1993 restructuring charge was excluded, operating income, earnings from continuing operations before extraordinary item, earnings per common share from continuing operations and the operating margin would have been $236.9 million, $80.5 million, $1.16, and 17.7%, respectively, in 1993. Central Moloney was sold in January 1994.
(b) Earnings from continuing operations before interest, income taxes and extraordinary item include for 1991, 1990 and 1989, $1.4 million, $9.2 million and $5.8 million, respectively, of dividend income from Coltec's minority interest in Crucible Materials Corporation. If such item was excluded, earnings from continuing operations before interest, income taxes and extraordinary item would have been $229.0 million, $268.9 million and $272.8 million for the years ended December 31, 1991, 1990 and 1989, respectively.
(c) On March 22, 1990, Coltec sold substantially all the assets of the Colt Firearms Division ("Colt Firearms") to a company formed by a group of private investors for total proceeds of $51.6 million and a gain of $17.3 million. Coltec has accounted for the sales, expenses, assets and liabilities of Colt Firearms as a discontinued operation.
(d)  Coltec  recognized  extraordinary items  in each  of  the five  years ended
     December 31, 1993, in connection with debt refinancings and early retirement of debt, and, in addition, in the year ended December 31, 1992, in connection with the recapitalization that occurred in that year (the "1992 Recapitalization").

                                  THE COMPANY

    Coltec manufactures and sells a diversified range of highly engineered aerospace, automotive and industrial products in the United States and, to a lesser extent, abroad. Through its Aerospace/Government segment, Coltec is a leading manufacturer of landing gear systems, engine fuel controls, turbine blades, fuel injectors, nozzles and related components for commercial and military aircraft, and also produces high-horsepower diesel engines for naval ships and diesel, gas and dual-fuel engines for electric power plants. Coltec's Automotive segment manufactures and markets a selected line of high value-added products, including fuel injection system assemblies and components, transmission controls,  suspension controls,  emission  control air  pumps,  oil pumps and seals for domestic original equipment manufacturers and the replacement parts market. Coltec's Industrial segment is a leading manufacturer of industrial seals, gaskets, packing products and self-lubricating bearings and also produces technologically advanced spray nozzles for agricultural, home heating and industrial applications and air compressors for manufacturers. Each of Coltec's three industry segments contributed approximately one-third of total sales in 1993.


    Coltec's strategy is to develop and maintain substantial market positions and attractive margins for its products through technological innovation, cost efficiencies, product differentiation and quality. Coltec emphasizes targeted development of highly engineered, high value-added components and systems designed to meet specific customer requirements. This emphasis has enabled Coltec to maintain close, interactive relationships with the major aircraft and domestic automobile manufacturers and Coltec's principal industrial customers. Through successful introduction of new products, cost reductions, productivity improvements and selected divestitures, Coltec has consistently achieved strong operating margins in its businesses. Coltec's average operating margin for the period from 1989 to 1993 was 17.3%, or 17.7% excluding the effect of the 1993 restructuring charge. Operating margins were 17.8% in 1992 and 15.9% in 1993, or 17.7% in 1993 excluding the effect of the 1993 restructuring charge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Industry Segment Information". Coltec's focus on aftermarket sales (representing 42% of total sales from 1989 to 1993) in all of its segments contributes to Coltec's consistently strong operating margins.



    Coltec's Aerospace/Government segment has taken an aggressive approach in responding to changing economic and market conditions. With reductions in domestic military spending, Coltec has placed increasing emphasis on sales to commercial aircraft and aircraft engine manufacturers. Coltec's Aerospace/Government segment increased commercial revenues as a percentage of total sales from 48% in 1989 to 62% in 1993. In 1993, Aerospace/Government segment sales declined 13%, primarily reflecting lower demand for new commercial aircraft resulting from the excess capacity of the world airline fleets. The Aerospace/ Government segment's operating margin was 15.0% in 1993, or 18.9% excluding the effect of the 1993 restructuring charge, compared to 19.5% in 1992. Coltec's ability to maintain this operating margin for 1993 was particularly noteworthy in light of weak industry conditions. In addition to producing landing gear for various aircraft manufacturers, including Boeing and McDonnell Douglas, Coltec has been awarded contracts to supply the main and nose landing gear assemblies for the Boeing 777 aircraft. In 1993, Coltec delivered on schedule the first three main and nose landing gear assemblies for the Boeing 777 aircraft. Production rates and deliveries of Boeing 777 landing gear shipsets are scheduled to accelerate over the next several years. Coltec has also been awarded a contract to supply main landing gear for the Boeing 737-700 aircraft. Fairbanks Morse recently received firm orders valued at $40 million for engines that will power the first ship of the Sealift fleet and a U.S. Navy amphibious landing ship. In the first quarter of 1994, Fairbanks Morse acquired equipment and other assets related to the Alco engine business from GE Transportation.



    In 1993, Coltec's Automotive segment recorded strong operating performance, including a 20% improvement in operating income, 25% excluding the effect of the 1993 restructuring charge, and an 11% increase in sales. The segment's operating margin in 1993 increased to a record 23.0%, 23.8% excluding the 1993 restructuring charge, from 21.1% in 1992. This reflects higher new car and truck production, increased applications for segment components and the introduction of new automotive products. In response to automotive technology changes in the 1980's that led to the substitution of fuel injection systems for carburetors, Coltec has developed a substantially new automotive product line since 1984 that includes fuel injection components, transmission controls, suspension controls, oil pumps and a new electric emission control air pump. The Automotive segment expanded its emission-control air pump business late in 1993 by acquiring the assets of the air pump manufacturing operation of General Motors and was named the sole supplier of these parts to General Motors. The Automotive segment is the sole supplier of the aluminum intake manifold introduced in Chrysler's 3.5 liter engine on its LH series of vehicles, and Coltec has been selected as the sole supplier of Chrysler's next-generation induction module systems for the 3.5 liter engine, which will incorporate a plastic intake manifold in 1998. In addition, in 1993 Coltec's Automotive segment supplied approximately 15% of the oil pump requirements of Ford in North America. In early 1994, Coltec Automotive began supplying mechanical air pumps to Isuzu in both the United States and Japan.


    Coltec's Industrial segment continues to introduce technologically advanced products and develop more efficient ways of serving customers. In 1993, Garlock Mechanical Packing introduced GYLON style 3540, a highly compressible, chemically resistant gasket material that can be easily installed at chemical plants, and, in order to serve end users more quickly, significantly streamlined two production areas to reduce production times. The Quincy Compressor Division broadened its business base by introducing a new vacuum pump and an air compressor powered by natural gas. Delavan Commercial Products is gaining wide market acceptance with the STOP-DRIP valve which reduces the pollution that occurs in oil burners. Garlock Bearings is a leader in the production of self-lubricating bearings and has further expanded into the automotive market with several new applications for its products. Industrial segment operating income was down 10%, sales were down 2% and the segment's operating margin was 17.4% in 1993. Excluding the operating results of Central Moloney, which was sold in January 1994, and the 1993 restructuring charge, Industrial segment operating income for 1993 was down slightly from 1992 results, sales were up 2% and the operating margin was 21.7%.



    In January 1994, Coltec refinanced the 1992 Credit Agreement on terms which offer Coltec greater financial flexibility and lower borrowing costs. If this refinancing had been in place at the beginning of 1993, earnings before extraordinary item for 1993 would have increased by $10.1 million, or $0.14 per common share. Refinancing the 1992 Credit Agreement has also increased Coltec's operating flexibility and requires no scheduled mandatory debt repayments until January 1997. Since 1989, Coltec has generated $644 million in cash provided by operating activities.



    Coltec, through its subsidiaries, is the successor to a business that was incorporated in Pennsylvania in 1911. The corporate name of Coltec was changed from Colt Industries Inc on May 3, 1990. The principal executive offices of Coltec are located at 430 Park Avenue, New York, New York 10022, telephone number (212) 940-4000.


                       CERTAIN SIGNIFICANT CONSIDERATIONS

LEVERAGE AND DEBT SERVICE

    As a result of a recapitalization of Coltec completed in 1986 (the "1986 Recapitalization") and the acquisition of Coltec by Coltec Holdings Inc. ("Holdings") in 1988, Coltec is highly leveraged. Although the 1992 Recapitalization reduced the deficit in shareholders' equity and reduced indebtedness and interest expense, Coltec continues to have substantial indebtedness and negative shareholders' equity. As of December 31, 1993, Coltec's total indebtedness was $1,033.6 million. At such date, Coltec's total assets were $806.4 million and its shareholders' equity was a deficit of $625.5 million. Coltec's negative shareholders' equity is due to the 1986 Recapitalization and the retirement of an intercompany note in the principal amount of $846.3 million distributed by Coltec to Holdings. For the year ended December 31, 1993, Coltec's ratio of earnings to fixed charges was 1.9 to 1. Giving effect to the 1994 Credit Agreement as if it had been entered into on January 1, 1993 and excluding the 1993 restructuring charge, Coltec's ratio of earnings to fixed charges would have been 2.4 to 1 for the year ended December 31, 1993.

    Although the 1992 Recapitalization and the refinancing of the 1992 Credit Agreement in January 1994 have improved Coltec's operating and financing flexibility, Coltec's remaining substantial indebtedness could limit its capacity to respond to changing business and economic conditions. Insofar as changing business and economic conditions may affect the financial condition and financing requirements of Coltec, they could pose significant risks to the holders of Common Stock of Coltec. Furthermore, the ability of Coltec to satisfy its obligations and to service, repay or refinance its debt will be dependent upon the future performance of Coltec, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of Coltec, affecting the business and operations of Coltec.

    The 1994 Credit Agreement imposes significant operating and financial restrictions on Coltec. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of Coltec to incur additional indebtedness, create liens, sell assets, engage in mergers and acquisitions, make certain capital expenditures or pay dividends. The indentures under which Coltec's 9-3/4% Senior Notes Due 1999, 9-3/4% Senior Notes Due 2000 and 10-1/4% Senior Subordinated Notes Due 2002 were issued contain certain similar restrictive covenants. These restrictions, in combination with the leveraged nature of Coltec, could limit the ability of Coltec to effect future financings or otherwise may restrict corporate activities. See "Description of Certain Indebtedness".

    Borrowings under the 1994 Credit Agreement bear interest at fluctuating rates. Increases in interest rates with respect to such borrowings could adversely affect Coltec's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Financial Position" and "Description of Certain Indebtedness".

CYCLICAL BUSINESS AND COMPETITION; LITIGATION

    Coltec operates in markets that are cyclical in nature and highly competitive, and Coltec's results of operations are affected by changes in its customers' markets, including changes that affect government defense contracts and commercial aircraft and automobile production. Currently, defense spending and commercial aircraft production schedules are at reduced levels and have adversely affected sales in the Aerospace/Government segment. While the Automotive segment is benefiting from the strength in the automotive industry and increased applications for components supplied by Coltec, results at the Industrial segment divisions have been mixed. Many of Coltec's competitors have substantially greater financial resources than Coltec.

    From time to time the business operations of Coltec result in product liability actions, including asbestos litigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asbestos Litigation" for recent developments in asbestos litigation involving Coltec.

    Certain of the contracts under which Coltec is a supplier, including those with commercial aviation manufacturers and the United States government, contain provisions allowing for early termination, including termination due to lack of congressional appropriation or for convenience. See "Business -- Contract Risks".

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock has traded on the NYSE and the PSE since March 25, 1992, the date of its initial public offering. The following table sets forth the high and low sales prices (expressed as dollars per common share) of the Common Stock as reported on the NYSE Composite Tape for the periods indicated.


                                                       HIGH         LOW
                                                    ----------   ----------
FISCAL 1992
  First Quarter (beginning March 25)..............   $ 19         $ 17
  Second Quarter..................................     21  3/4      17
  Third Quarter...................................     19  1/4      15  3/8
  Fourth Quarter..................................     19  1/4      14  1/8
FISCAL 1993
  First Quarter...................................     19  1/4      16  1/4
  Second Quarter..................................     17  1/2      14  7/8
  Third Quarter...................................     18           15  1/4
  Fourth Quarter..................................     19  3/8      16
FISCAL 1994
  First Quarter...................................     21  7/8      18  3/4
  Second Quarter (through April 26, 1994).........     20           18  3/4


    At March 15, 1994, there were 568 holders of record of the Common Stock.

    Coltec does not currently intend to pay cash dividends on the Common Stock. Coltec currently intends to retain earnings for support of its working capital, repayment of indebtedness, capital expenditures and other general corporate purposes. The 1994 Credit Agreement and certain of the indentures governing issues of Coltec's long-term debt limit the payment of cash dividends on the Common Stock. See "Description of Certain Indebtedness". Subject to such restrictions, any future determination to pay cash dividends will be dependent upon Coltec's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth the consolidated short-term debt and consolidated capitalization of Coltec as of December 31, 1993. All Shares offered pursuant to the Offering are being sold by the Selling Stockholders. Coltec will not receive any proceeds from the Offering. The table should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. See "Selected Financial Data".

                                           DECEMBER 31, 1993
                                           -----------------
                                              (DOLLARS IN
                                               MILLIONS)
Current maturities of long-term debt....       $    1.5
                                           -----------------
                                           -----------------
Long-term debt (a):
  1992 Credit Agreement (b).............       $  308.6
  9-3/4% Senior Notes Due 1999..........          150.0
  9-3/4% Senior Notes Due 2000..........          200.0
  11-1/4% Debentures Due 1996-2015......           91.6
  10-1/4% Senior Subordinated Notes Due
   2002.................................          250.0
  Other due 1994-2010...................           31.9
                                           -----------------
    Total long-term debt................        1,032.1
                                           -----------------
Shareholders' equity:
  Preferred stock, $.01 par value,
   2,500,000 shares authorized; no
   shares outstanding...................          --
  Common Stock, $.01 par value,
   100,000,000 shares authorized,
   69,943,341 shares issued (excluding
   25,000,000 shares held by a wholly
   owned subsidiary)....................             .7
  Capital in excess of par value........          636.8
  Retained earnings (deficit)...........       (1,251.5)
  Unearned compensation -- restricted
   stock awards.........................           (5.5)
  Minimum pension liability.............           (4.2)
  Foreign currency translation
   adjustments..........................            1.1
                                           -----------------
                                                 (622.6)
  Less cost of 179,309 shares of Common
   Stock in treasury....................           (2.9)
                                           -----------------
    Total shareholders' equity..........         (625.5)
                                           -----------------
      Total capitalization..............       $  406.6
                                           -----------------
                                           -----------------

- ---------
(a) See "Description of Certain Indebtedness" for additional information with respect to certain indebtedness of Coltec.
(b) In January 1994, the 1992 Credit Agreement was refinanced. See "Description of Certain Indebtedness" and Note 16 of the Notes to the Financial Statements appearing elsewhere in this Prospectus.

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial data of Coltec for the five years ended December 31, 1993. The selected financial data, with the exception of order backlog and employee data, were derived from the financial statements of Coltec, certain of which statements have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report included elsewhere herein.


                                                                      YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------------
                                                   1993          1992          1991          1990          1989
                                                -----------   -----------   -----------   -----------   -----------
                                                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Sales........................................   $ 1,334.8     $ 1,368.7     $ 1,373.0     $ 1,487.2     $ 1,516.7
                                                -----------   -----------   -----------   -----------   -----------
Operating income (a).........................       211.7         243.1         229.0         268.9         272.8
                                                -----------   -----------   -----------   -----------   -----------
Earnings from continuing
  operations before interest, income taxes
 and
  extraordinary item (b).....................       211.7         243.1         230.4         278.1         278.6
Interest and debt expense, net...............       110.2         135.8         199.9         203.4         211.8
Provision for income taxes...................        36.3          42.6          28.3          33.8          16.8
                                                -----------   -----------   -----------   -----------   -----------
Earnings from continuing operations before
 extraordinary item (a)......................        65.2          64.7           2.2          40.9          50.0
Discontinued operations (c)..................        --            --            --            17.7           3.6
Extraordinary item (d).......................       (17.8)       (106.9)           .6          (4.5)         (6.1)
                                                -----------   -----------   -----------   -----------   -----------
Net earnings (loss)..........................        47.4         (42.2)          2.8          54.1          47.5
                                                -----------   -----------   -----------   -----------   -----------
Earnings (loss) per common share:
  Continuing operations (a)..................       .94          1.11           .09          1.64          2.00
  Discontinued operations....................        --            --            --           .70           .14
  Extraordinary item.........................      (.26)        (1.83)          .02          (.18)         (.24)
                                                -----------   -----------   -----------   -----------   -----------
  Net earnings (loss)........................       .68          (.72)          .11          2.16          1.90
                                                -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital..............................       163.1          95.3         168.8         162.9         207.3
Total assets.................................       806.4         828.8         834.2         876.8         952.3
Long-term debt (including current portion)...     1,033.6       1,122.1       1,622.9       1,646.3       1,747.4
Shareholders' equity.........................      (625.5)       (666.6)     (1,194.5)     (1,188.4)     (1,241.3)
OTHER OPERATING DATA:
Operating margin (a).........................        15.9%         17.8%         16.7%         18.1%         18.0%
Cash provided by operating activities........       105.2         119.9         149.2         155.5         114.3
Capital expenditures.........................        38.6          25.0          26.2          23.2          28.7
Depreciation of property, plant and
 equipment...................................        33.2          35.3          36.9          36.8          36.7
Order backlog (at end of period).............       669.7         709.1         808.8         864.2         831.0
Number of employees (at end of period).......    10,000        10,700        11,400        12,400        13,300

- ------------
(a) Operating income for 1993 includes the 1993 restructuring charge of $25.2 million ($15.3 million after taxes, or $0.22 per common share) taken to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at Central Moloney. If the 1993 restructuring charge was excluded, operating income, earnings from continuing operations before extraordinary item, earnings per common share from continuing operations and the operating margin would have been $236.9 million, $80.5 million, $1.16, and 17.7%, respectively, in 1993. Central Moloney was sold in January 1994.
(b) Earnings from continuing operations before interest, income taxes and extraordinary item include for 1991, 1990 and 1989, $1.4 million, $9.2 million and $5.8 million, respectively, of dividend income from Coltec's minority interest in Crucible Materials Corporation. If such item was excluded, earnings from continuing operations before interest, income taxes and extraordinary item would have been $229.0 million, $268.9 million and $272.8 million for the years ended December 31, 1991, 1990 and 1989, respectively.
(c) On March 22, 1990, Coltec sold substantially all the assets of Colt Firearms to a company formed by a group of private investors for total proceeds of $51.6 million and a gain of $17.3 million. Coltec has accounted for the sales, expenses, assets and liabilities of Colt Firearms as a discontinued operation.
(d)  Coltec  recognized  extraordinary items  in each  of  the five  years ended
     December 31, 1993, in connection with debt refinancings and early retirement of debt, and, in addition, in the year ended December 31, 1992, in connection with the 1992 Recapitalization.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    In April 1992, Coltec completed the 1992 Recapitalization, which included the initial public offering of its Common Stock, two long-term debt offerings and the 1992 Credit Agreement. The 1992 Recapitalization reduced aggregate indebtedness and interest expense, refinanced a substantial portion of remaining indebtedness on more favorable terms and improved Coltec's operating and financial flexibility. At the end of 1993, Coltec had total debt of $1,033.6 million compared with $1,622.9 million at the beginning of 1992.

    In January 1994, Coltec refinanced the 1992 Credit Agreement on terms that offer Coltec greater financial flexibility and lower borrowing costs. If this refinancing had been in place at the beginning of 1993, earnings before extraordinary item for 1993 would have increased by $10.1 million, or $0.14 per common share. Refinancing the 1992 Credit Agreement also increased Coltec's operating flexibility and requires no scheduled mandatory debt repayments until January 1997.


    Through successful introduction of new products, cost reductions, productivity improvements and selected divestitures, Coltec has consistently achieved strong operating margins in its businesses. Coltec's average operating margin for the period from 1989 to 1993 was 17.3%, or 17.7% excluding the effect of the 1993 restructuring charge. Operating margins were 17.8% in 1992 and 15.9% in 1993, or 17.7% excluding the effect of the 1993 restructuring charge. Coltec's ability to maintain this 17.7% operating margin for 1993 was particularly noteworthy as two of Coltec's major markets were weak. The recession in the aerospace industry has been more severe than anticipated, and the United States manufacturing sector, which is the primary market for Coltec's Industrial segment, remained weak. Despite unfavorable industry conditions, the operating margins for the Aerospace/Government and Industrial segments were 15.0% and 17.4%, respectively, or 18.9% and 18.2%, respectively, excluding the 1993 restructuring charge. The Automotive segment showed strong growth in operating margin, to a record 23.0%, 23.8% excluding the 1993 restructuring charge, from the 1992 level of 21.1%.



    Coltec recorded the 1993 restructuring charge of $25.2 million ($15.3 million after taxes, or $0.22 per common share) in the second quarter of 1993 to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force by approximately 570 employees. These actions are intended to reduce annual operating costs by approximately $10 million beginning in 1994 and thereby improve Coltec's competitiveness. Coltec believes that the cost efficiencies gained from the restructuring will permit Coltec to maintain or improve operating margins. The restructuring has been concentrated in the Aerospace/Government segment and includes the closing of a Menasco landing gear facility and a Walbar turbine engine components facility, and reducing the manufacturing area at Chandler Evans. In the Automotive segment, the restructuring covered the relocation of administrative offices and the distribution operation of Holley Replacement Parts to one of the division's manufacturing operations. In the Industrial segment, the restructuring covered the closing of a Central Moloney plant. During 1993, significant progress was made toward achieving the objectives of the restructuring program and the program is expected to be completed in 1994. In January 1994, Coltec sold Central Moloney at a price approximating book value. Coltec believes that this divestiture will contribute to improved results in the Industrial segment. The 1993 operating margin for the Industrial segment was 17.4%. Excluding the operating results of Central Moloney, the 1993 operating margin for the Industrial segment would have improved to 21.5%, or 21.7% excluding the 1993 restructuring charge.

INDUSTRY SEGMENT INFORMATION

    The following table shows financial information by industry segment for the five years ended December 31, 1993.

                                                          YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------------------
                                        1993         1992         1991          1990          1989
                                     ----------   ----------   -----------   -----------   -----------
                                                           (DOLLARS IN MILLIONS)
Sales:
  Aerospace/Government.............  $    453.3   $    523.7   $     562.8   $     581.9   $     570.5
  Automotive.......................       445.7        402.6         372.6         436.1         479.3
  Industrial.......................       436.7        443.8         439.3         470.2         468.8
  Intersegment elimination (a).....         (.9)        (1.4)         (1.7)         (1.0)         (1.9)
                                     ----------   ----------   -----------   -----------   -----------
    Total..........................  $  1,334.8   $  1,368.7   $   1,373.0   $   1,487.2   $   1,516.7
                                     ----------   ----------   -----------   -----------   -----------
                                     ----------   ----------   -----------   -----------   -----------
Operating income (b):
  Aerospace/Government.............  $     67.8   $    102.1   $     109.6   $     107.6   $     118.7
  Automotive.......................       102.4         85.1          59.3          93.9          92.6
  Industrial.......................        75.9         84.4          80.2          96.1          86.7
                                     ----------   ----------   -----------   -----------   -----------
    Total segments.................       246.1        271.6         249.1         297.6         298.0
  Corporate unallocated (c)........       (34.4)       (28.5)        (20.1)        (28.7)        (25.2)
                                     ----------   ----------   -----------   -----------   -----------
    Operating income...............  $    211.7   $    243.1   $     229.0   $     268.9   $     272.8
                                     ----------   ----------   -----------   -----------   -----------
                                     ----------   ----------   -----------   -----------   -----------
Operating margin (b):
  Aerospace/Government.............        15.0%        19.5%         19.5%         18.5%         20.8%
  Automotive.......................        23.0         21.1          15.9          21.5          19.3
  Industrial (d)...................        17.4         19.0          18.3          20.4          18.5
                                     ----------   ----------   -----------   -----------   -----------
    Total..........................        15.9%        17.8%         16.7%         18.1%         18.0%
Return on total assets (e):
  Aerospace/Government.............        17.6%        26.3%         26.7%         25.1%         25.6%
  Automotive.......................        82.2         71.8          48.1          66.3          57.2
  Industrial.......................        42.1         45.2          42.2          49.1          41.5
                                     ----------   ----------   -----------   -----------   -----------
    Total..........................        26.3%        29.3%         27.5%         30.7%         28.9%
Backlog (f):
  Aerospace/Government.............  $    524.5   $    576.9   $     697.2   $     738.5   $     696.4
  Automotive.......................        77.6         64.8          47.0          51.5          56.4
  Industrial.......................        67.6         67.4          64.6          74.2          78.2
                                     ----------   ----------   -----------   -----------   -----------
    Total..........................  $    669.7   $    709.1   $     808.8   $     864.2   $     831.0
                                     ----------   ----------   -----------   -----------   -----------
                                     ----------   ----------   -----------   -----------   -----------

- ------------
(a) Reflects elimination of intercompany sales between divisions in different segments.
(b) The 1993 restructuring charge of $25.2 million is included in 1993 segment operating income as follows: $17.7 million in Aerospace/ Government, $3.8 million in Automotive and $3.7 million in Industrial. Excluding the 1993 restructuring charge, operating income and the operating margin for 1993 would have been $85.5 million and 18.9% for Aerospace/Government, $106.2 million and 23.8% for Automotive and $79.6 million and 18.2% for Industrial.
(c) Represents corporate selling and administrative expense, including other income and expense, that is not allocable to individual industry segments.
(d) Excluding Central Moloney, which was sold in January 1994, the operating margin for the Industrial segment would have been 21.7% in 1993, 22.4% in 1992, 21.7% in 1991, 23.2% in 1990 and 20.0% in 1989.
(e) Return on total assets is calculated for each segment by dividing segment operating income by segment total assets at December 31, and for total Coltec by dividing total Coltec operating income by total assets at December 31, less assets of discontinued operations.
(f) Of the $669.7 million backlog at December 31, 1993, $255.2 million was scheduled to be shipped after 1994.

RESULTS OF OPERATIONS
  YEAR ENDED DECEMBER 31, 1993, COMPARED WITH YEAR ENDED DECEMBER 31, 1992


    Earnings before extraordinary item for 1993 were $65.2 million, equal to $0.94 per common share, or $80.5 million, equal to $1.16 per common share, excluding the 1993 restructuring charge of $25.2 million

($15.3 million after taxes, or $0.22 per common share) recorded by Coltec in the second quarter of 1993. This compared with earnings before extraordinary item of $64.7 million, or $1.11 per common share, in 1992. In January 1994, Coltec entered into the 1994 Credit Agreement. Had this facility been entered into at the beginning of 1993, earnings before extraordinary item for 1993 would have increased by $10.1 million, or $0.14 per common share. Sales were $1,334.8 million in 1993 compared with $1,368.7 million in 1992. Operating income for 1993 was $211.7 million and the operating margin was 15.9%. Excluding the 1993 restructuring charge, operating income was $236.9 million and the operating margin was 17.7%. For 1992, operating income was $243.1 million and the operating margin was 17.8%. Although sales and operating income declined slightly in 1993, Coltec was able to maintain its operating margin, excluding the 1993 restructuring charge, at about the same level as in 1992. This performance was achieved despite 1993 being a difficult year for two of the major markets served by Coltec. The aerospace industry continued to be impacted by declining orders for new commercial aircraft and cuts in defense spending; and the nation's manufacturing sector, the primary market for the Industrial segment, remained weak.



    The Aerospace/Government segment reported a 34% decline in operating income in 1993 on a 13% sales decline and an operating margin of 15.0% compared with 19.5% last year. Excluding the 1993 restructuring charge, operating income declined 16% in 1993 and the segment's operating margin was 18.9%. Operating income for 1993 was $67.8 million, $85.5 million excluding the 1993 restructuring charge, on sales of $453.3 million, compared with operating income of $102.1 million on sales of $523.7 million in the prior year. The Automotive segment achieved a record 23.0% operating margin in 1993, compared with 21.1% in 1992, a 20% improvement in operating income and an 11% increase in sales. Excluding the 1993 restructuring charge, the Automotive segment's operating margin was 23.8% and operating income improved 25%. Operating income was $102.4 million, $106.2 million excluding the 1993 restructuring charge, on sales of $445.7 million compared with operating income of $85.1 million on sales of $402.6 million in 1992. This strong performance reflects higher new car and truck production, increased applications for segment components and the introduction of new automotive products. In the Industrial segment, operating income and sales were down 10% and 2%, respectively, and segment operating margin declined to 17.4% from 19.0% in 1992. Excluding the 1993 restructuring charge, Industrial segment operating income was down 6% and the operating margin for 1993 was 18.2%. Segment operating income was $75.9 million, $79.6 million excluding the 1993 restructuring charge, and sales were $436.7 million, compared with operating income of $84.4 million and sales of $443.8 million in 1992. Record sales and earnings performances were reported by the Quincy Compressor and Garlock Bearings Divisions, while the Central Moloney, Garlock Mechanical Packing and France Compressor Products Divisions and FMD Electronics reported lower results in 1993. Excluding Central Moloney, which was sold in January 1994, sales were up 2% to $372.5 million compared with $365.3 million in 1992, operating income was $80.3 million, down 2% from $81.9 million in 1992, and segment operating margin for 1993 was 21.5% compared with 22.4% in 1992. Excluding the 1993 restructuring charge and Central Moloney, 1993 operating income was $80.7 million, down slightly from 1992, and the operating margin was 21.7%. Following is a discussion of the results of operations for the year ended December 31, 1993, compared with the year ended December 31, 1992.


    SALES. Sales of $1,334.8 million in 1993 were 2% lower than the $1,368.7 million in 1992. In the Aerospace/Government segment, sales were $453.3 million compared with $523.7 million last year. The decline in Aerospace/Government segment sales reflects lower demand for new commercial aircraft resulting from the excess capacity of the world airline fleets, as well as continued declines in defense spending. In spite of the weak economic conditions in the aerospace industry, Coltec began shipping components for new commercial programs in 1993, including landing gear systems for the Boeing 777 aircraft and flight controls for the Fo-70 aircraft produced by N.V. Fokker ("Fokker"). In 1993, sales to the military and other branches of the United States Government accounted for $173 million, or 38%, of total sales for the Aerospace/ Government segment, compared with $192 million, or 37%, in 1992 and $223 million, or 40%, in 1991. For Coltec, sales to the military and other branches of the United States Government were $190 million, $210 million and $224 million, or 14%, 15% and 16%, in 1993, 1992 and 1991, respectively. In 1993, Menasco Aerosystems Division reported lower commercial sales of landing gear systems for both the Boeing 757 and 767 aircraft and lower military sales, primarily for spare parts. Menasco Aerospace Ltd in Canada reported lower shipments of landing gear systems for the Boeing 737 and the McDonnell Douglas MD-80 aircraft and flight controls for the Fokker Fo-100 aircraft. Sales of overhaul and repair services declined at Menasco Overhaul Division due mainly to increased competition and the economic slowdown in Europe. The decline in sales at Fairbanks Morse was due to completion of certain government programs and lower shipments of engines to the commercial sector. Late in 1993, Fairbanks Morse was awarded a contract to provide engines for the U.S. Navy Sealift program. Sales at Chandler Evans Control Systems Division declined in 1993 on lower demand for fuel pumps from both the commercial and military markets. Walbar reported higher sales in 1993 on increased demand for repair and coating services for gas turbine engine components, and on increased shipments of turbine blades and vanes for commercial aircraft engines.


    For 1993, Automotive segment sales increased 11% to $445.7 million, reflecting the recovery of the domestic automotive industry that began last year and continued to accelerate in 1993. Also contributing to the sales improvement were increased applications for segment components and the introduction of new automotive products. Higher volume, including increased applications for segment components, and new product sales contributed 7% and 4%, respectively, of the total sales increase. Sales were higher at Holley Automotive Division on increased demand for manifold assemblies and transmission solenoids, and on the introduction of new automotive products. Coltec Automotive Division reported increased shipments of oil pumps into the European automotive market and mechanical emission control air pumps for use on light trucks and vans. The sales improvement at Stemco Truck Products Division was due to the continued demand for wheel lubrication systems from original equipment manufacturers, reflecting increased truck and trailer production, and to increased aftermarket shipments, resulting from gains in market share. Farnam Sealing Systems reported higher sales on increased demand from the original equipment market for engine and transmission products. Holley Replacement Parts reported lower sales in 1993 reflecting the continuing decline in demand for carburetors in the aftermarket.



    Sales for the Industrial segment in 1993 were $436.7 million, or 2% lower than in 1992. Sales were higher at Quincy Compressor on increased shipments of rotary screw air compressors, strong demand for compressor parts and accessories, and new product introductions. Garlock Bearings reported higher sales on new applications for DU bearings and strong demand from the truck market for DX bearings. Sales were up at Sterling Die and Haber Tool due primarily to increased demand from the automotive market, and at Garlock Plastomer Products on strong acceptance from the aerospace industry for its new PTFE insulating tape. At Garlock Mechanical Packing Division, sales of KLOZURE oil seals and industrial seals were higher on increased demand from original equipment manufacturers, while sales of gasketing and compressed sheet products declined due to softness in the petrochemical market. Sales were lower in 1993 at Central Moloney reflecting the low level of demand for transformers and competitive pricing pressures, and at Garlock Valves & Industrial Plastics Division due to the slowdown in the European economy. Delavan Commercial Products Division reported lower sales due to the foreign exchange translation impact on sales of its U.K. affiliate and to lower demand for agricultural nozzles and pumps, resulting from the flooding in the Midwest.


    COST OF SALES. Cost of sales decreased 4% in 1993 reflecting lower sales volume for the Aerospace/ Government segment and Central Moloney, improved manufacturing processes, lower maintenance cost and depreciation expense, and benefits realized from the restructuring program. As a percent of sales, cost of sales declined to 67.8% from 69.0% in 1992.


    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 6% in 1993. This increase results primarily from a full year of amortization expense on restricted stock awards granted in 1992 and from the inclusion in 1992 of a nonrecurring reduction in insurance cost and receipt of an $8.7 million license fee by Menasco Aerosystems. The increase in 1993 selling and administrative expense was offset in part by recovery of previously incurred engineering expense by Coltec Automotive. As a percent of sales, selling and administrative expense increased to 14.4% from 13.2% in 1992.


    RESTRUCTURING CHARGE. The 1993 restructuring charge of $25.2 million recorded in the second quarter of 1993 covers the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at Central Moloney.

Key  elements  of  the  restructuring program  include  closing  a  landing gear manufacturing facility and consolidation of landing gear production at two existing Menasco facilities, closing a turbine engine components facility and consolidating production of these components at three existing Walbar facilities, and closing one of two Central Moloney plants. At Chandler Evans Control Systems, the manufacturing area was reduced; and at Holley Replacement Parts, administrative offices and the distribution operation are being relocated to one of the division's manufacturing facilities. During 1993, significant progress was made toward achieving the objectives of the restructuring program, and the program is expected to be completed in 1994. Substantially all of the 1993 restructuring charge consists of provisions made in anticipation of cash expenditures to be funded from operations in approximately equal amounts in 1993 and 1994.


    INTEREST  AND  DEBT  EXPENSE,  NET.   Net  interest  expense  declined $25.7
million, or 19%, in 1993. Included in 1992 was substantial interest expense that was reduced significantly by the 1992 Recapitalization.

    PROVISION FOR INCOME TAXES. The effective income tax rate for 1993 was 35.75% compared with 39.7% in 1992. The lower effective tax rate for 1993 is principally due to the disaffiliation of Coltec from Holdings as a result of the 1992 Recapitalization and the adjustment of reserves, partially offset by the increase in the U.S. statutory rate from 34% to 35%.

    EXTRAORDINARY ITEM. In 1993, Coltec incurred extraordinary charges of $17.8 million in connection with debt refinancings and the early retirement of debt. This included $14.7 million from a debt refinancing completed in January 1994. In 1992, Coltec incurred extraordinary charges of $105.3 million in connection with the 1992 Recapitalization and $1.6 million from the early retirement of debt.

  YEAR ENDED DECEMBER 31, 1992, COMPARED WITH YEAR ENDED DECEMBER 31, 1991

    In 1992, earnings before extraordinary item were $64.7 million, equal to $1.11 per common share, compared with $2.2 million, or $0.09 per common share, in 1991. The lower 1991 earnings reflected substantial interest expense, which was reduced significantly by the 1992 Recapitalization. Giving pro forma effect to the 1992 Recapitalization as if it had occurred on January 1, 1991, Coltec would have reported earnings before extraordinary item for 1992 of $82.4 million, or $1.19 per common share, compared with earnings of $56.5 million, or $0.82 per common share, in 1991. Operating income for 1992 increased 6% over 1991 on a slight decline in sales. Operating income was $243.1 million in 1992 on sales of $1,368.7 million, compared with operating income of $229.0 million on sales of $1,373.0 million in 1991. Coltec's operating margin improved from 16.7% in 1991 to 17.8% in 1992. The 1992 results were achieved in spite of continued reductions in defense spending and the slowdown in certain commercial programs that unfavorably impacted the Aerospace/Government segment and resulted in a 12% decline in Coltec's order backlog from the level at year-end 1991. Both sales and operating income in the Aerospace/Government segment declined 7% in 1992; however, the segment maintained its 1991 operating margin of 19.5%. Operating income for the Aerospace/Government segment in 1992 was $102.1 million on sales of $523.7 million, compared with operating income of $109.6 million on sales of $562.8 million in 1991. In the Automotive segment, operating income was up 44% in 1992 on an 8% sales increase and segment operating margin improved to 21.1% from 15.9% in 1991. Segment operating income was $85.1 million and sales were $402.6 million compared with operating income of $59.3 million and sales of $372.6 million in 1991. This strong performance by the Automotive segment was aided by increased new car and truck production, the introduction of new automotive products having higher margins and recovering aftermarket sales. In the Industrial segment, operating income increased 5% on a slight improvement in sales and segment operating margin improved to 19.0% from 18.3% in 1991, despite the lack of significant growth during 1992 in many of the markets served. Operating income and sales for the Industrial segment were $84.4 million and $443.8 million, respectively, in 1992. This compared with operating income and sales of $80.2 million and $439.3 million, respectively, in 1991. The segment's improved results were paced by the strong performances of Garlock Bearings and Quincy Compressor. Following is a discussion of the results of operations for the year ended December 31, 1992, compared with the year ended December 31, 1991.

    SALES. For 1992, sales totaled $1,368.7 million, which was slightly lower than the $1,373.0 million reported in 1991. In the Aerospace/Government segment, sales declined 7% to $523.7 million compared with $562.8 million in 1991. The sales decline was due to continued reductions in defense spending and stretch-out of certain commercial programs. Lower sales at Menasco Aerosystems were due primarily to a reduction in military spare parts sales and, to a lesser extent, a reduction in commercial spare parts sales. This sales decline was offset in part by increased shipments of landing gear systems for Lockheed Corporation's ("Lockheed") F-16 and Boeing's 757 aircraft. Sales were down at Menasco Aerospace reflecting a program stretch-out on the McDonnell Douglas MD-80 aircraft and lower spare parts sales. The weak economic condition of the airline industry resulted in lower demand for landing gear overhaul services at Menasco Overhaul. Walbar reported a decline in sales on lower shipments of compressor blades and vanes to aircraft engine manufacturers for military applications. Chandler Evans Control Systems reported lower sales of spare parts to both the military and commercial markets; however, the division was able to offset this sales decline with sales of new products. Higher sales at Delavan Gas Turbine Products resulted from increased overhaul services and at Lewis Engineering from improved pricing.


    Sales for the Automotive segment increased 8% to $402.6 million, reflecting increased new car and truck production, the introduction of new automotive products having higher margins and recovering aftermarket sales. Contributing to the higher sales was the initial production of the LH car models manufactured by Chrysler which use Holley throttle bodies and other fuel system components. All divisions within the Automotive segment reported increased sales in 1992. Higher sales at Holley Automotive were due to strong demand for transmission solenoids and the introduction of new automotive products. At Coltec Automotive, shipments of both mechanical air pumps and oil pumps were above 1991 levels. In addition, tooling and prototype sales were higher. In 1992, Coltec Automotive began initial shipments of oil pumps into the European automotive market. The sales increase at Holley Replacement Parts was due to improved pricing and higher volume for remanufactured and performance carburetors resulting from increased market penetration. The sales improvement at Stemco Truck Products was due to selected price increases and to an increase in shipments of wheel lubrication systems to the original equipment market. Farnam Sealing Systems reported higher sales on the introduction of new engine and transmission products.

    Industrial segment sales of $443.8 million were slightly higher in 1992. Sales were up significantly at Garlock Bearings on increased demand for DU bearings from the automotive market and new applications for DX bearings. Sales were higher at Quincy Compressor on increased demand for reciprocating and rotary screw air compressors and from improved pricing. The Sterling Die and Haber Tool operations benefited from increased sales to the automotive market. At Delavan Commercial Products, sales of fuel spray nozzles were up to the home heating market, reflecting cooler weather in the Northeast and higher sales to Europe and Japan, and to the industrial market, reflecting increased pollution-control applications. Sales were down at Central Moloney due to lower pricing and reduced volume, attributable to a falloff in demand for transformers related to a decline in housing starts. Due to weak market conditions in 1992, Garlock Mechanical Packing reported sales declines in Canada and Mexico and in its hydraulic components, compression packing and mechanical seals product lines. These declines were offset in part by increased sales of industrial sealing and gasketing products, price increases and new product sales. Lower sales were also reported in 1992 by France Compressor Products.

    COST OF SALES. Cost of sales decreased 2% in 1992 reflecting the lower sales volume in the Aerospace/ Government segment, reductions in work force and benefits realized from manufacturing efficiencies and cost-reduction programs. As a percent of sales, cost of sales declined to 69.0% from 70.4% in 1991.

    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 2% in 1992. Selling and administrative expense for 1992 reflected a $3.5 million reduction in insurance cost compared with a $6.5 million reduction in 1991. These reductions were realized from the sale of stock in a company formed in 1986 to provide insurance coverage then largely unavailable. The increase in 1992 selling and administrative expense was offset in part by higher license fee receipts received by Menasco Aerosystems in 1992. As a percent of sales, selling and administrative expense was 13.2% in 1992 compared to 12.9% in 1991.

    INTEREST AND  DEBT  EXPENSE,  NET.   Net  interest  expense  declined  $64.1
million, or 32%, in 1992. Included in 1991 was substantial interest expense that was reduced significantly by the 1992 Recapitalization.

    PROVISION FOR INCOME TAXES. The effective income tax rates were 39.7% and 92.8% for 1992 and 1991, respectively. The lower effective rate for 1992 reflected a lower tax cost to repatriate non-U.S. earnings and no adverse effect of unutilized operating losses as a result of higher income for 1992.

    EXTRAORDINARY ITEM. In 1992, Coltec incurred extraordinary charges of $105.3 million in connection with the 1992 Recapitalization, primarily for premiums, expenses and write-off of deferred financing costs from early retirement of debt, and $1.6 million from the write-off of deferred financing costs from early retirement of debt and from a debt refinancing. In 1991, Coltec recognized an extraordinary gain of $.6 million resulting from the purchase of its debentures.

DISCONTINUED OPERATIONS

    On March  22, 1990,  Coltec sold  substantially all  of the  assets of  Colt
Firearms to the parent company of Colt's Manufacturing Company, Inc. (collectively with its parent company, "Colt's Manufacturing"), a company formed by a group of private investors, for cash and certain securities of Colt's Manufacturing. At December 31, 1993, Coltec's investment in Colt's Manufacturing was fully reserved.


    On March 18, 1992, Colt's Manufacturing filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, and on January 19, 1993, the Official Committee of Unsecured Creditors of Colt's Manufacturing Company, Inc. filed a fraudulent conveyance action against Coltec and other defendants. Coltec believes that it has adequately provided for any liabilities Coltec may incur with respect to Colt's Manufacturing and accordingly does not believe that the Chapter 11 filing, the associated financial condition of Colt's Manufacturing or the fraudulent conveyance action will have a material effect on Coltec's results of operations and financial condition.


LIQUIDITY AND FINANCIAL POSITION


    On April 1, 1992, Coltec completed the 1992 Recapitalization, which included a public offering of its Common Stock, two long-term debt offerings and a new bank financing arrangement. The 1992 Recapitalization reduced aggregate indebtedness, refinanced a substantial portion of remaining indebtedness on more favorable terms and improved Coltec's operating and financial flexibility. On November 18, 1993, Holdings became a wholly owned subsidiary of Coltec as a result of a reorganization that resulted in the exchange by the Holdings shareholders of their shares of common stock of Holdings for 24,830,000 shares of common stock of Coltec (the "1993 Holdings Reorganization"), constituting 35.5% of the shares of Common Stock outstanding after the exchange. Immediately before this exchange, Holdings owned 35.7%, or 25,000,000 shares, of the Common Stock of Coltec. The 1993 Holdings Reorganization simplified the equity capital structures of Coltec and Holdings, and enabled the Holdings stockholders to hold shares of Coltec Common Stock directly. The $26.7 million of cash acquired by Coltec in the 1993 Holdings Reorganization was used primarily to retire outstanding indebtedness of Coltec.



    Funds from operations continue to be the main source of financing for Coltec's businesses and for repaying its debt. In 1993, cash provided by operating activities was $105.2 million compared with $119.9 million in 1992 and $149.2 million in 1991. The lower cash from operations in 1993 was due primarily to increased working capital requirements, resulting from the buildup of inventory for new programs and to meet increased customer requirements and from payments relating to the restructuring program. In addition to the $105.2 million of cash generated in 1993, Coltec received $26.7 million of cash in the 1993 Holdings Reorganization. These funds were used to reduce indebtedness by $92.1 million and invest $38.6 million in capital expenditures. As a result of an agreement with one of its insurance carriers, Coltec began collecting in the third quarter of 1993 its receivable from insurance carriers for asbestos product liability claims and related litigation costs. Included in current receivables at December 31, 1993 was $35.8 million due from insurance carriers. Excluding this amount, receivables increased 2% to $125.7 million at December 31, 1993 and receivable days outstanding were 36 compared with 35 days at year-end 1992. Inventories of $167.8 million at December 31, 1993, were slightly higher than at year-end 1992, and inventory turnover was 4.76 times in 1993 compared with 4.83 times in 1992. Cash and cash equivalents at December 31, 1993, were $5.7 million compared with $7.2 million at December 31, 1992. Working capital at December 31, 1993, was $163.1 million and the current ratio was 1.83. This compares with working capital of $95.3 million and a current ratio of 1.39 at December 31, 1992. The increase in working capital results from the receivable from insurance carriers and the reduction in current maturities of long-term debt, reflecting the debt refinancing completed in January 1994.

    At December 31, 1993, total debt was $1,033.6 million compared with $1,122.1 million at December 31, 1992. During 1993, Coltec redeemed $50.0 million of its 11-1/4% debentures and refinanced $15.1 million of its 9-7/8% industrial revenue bonds with like bonds having interest rates of 6.4% to 6.55%. The 1994 Credit Agreement, which expires June 30, 1999, has resulted in reducing Coltec's mandatory debt repayments over the next five years by approximately $120.0 million and will result in lower interest cost in future years. The 1994 Credit Agreement also provides up to $100 million for issuance of letters of credit and will be reduced by $50.0 million on both January 11, 1997 and 1998. On January 11, 1994, borrowings of $324.0 million were outstanding and letters of credit of $43.6 million were issued under the 1994 Credit Agreement leaving $47.4 million available for additional borrowings and the issuance of letters of credit. The 1994 Credit Agreement was used to prepay borrowings outstanding and replace letters of credit issued under the 1992 Credit Agreement. The remaining balance of the 1994 Credit Agreement will be used for working capital and general corporate purposes. Coltec's loan agreements contain various restrictions and conditions, with which Coltec is in compliance. See "Description of Certain Indebtedness". Management believes that cash generated from operations and borrowings available under the 1994 Credit Agreement will be adequate to meet Coltec's operating needs, planned capital expenditures and debt service requirements for the next several years.


    The negative balance in shareholders' equity of $625.5 million at December 31, 1993, compares with a negative balance of $666.6 million at year-end 1992. The $41.1 million increase in equity during 1993 reflects $47.4 million of net earnings, $2.8 million of amortization of unearned compensation related to restricted shares and $.2 million of proceeds and tax benefits from the exercise of stock options and the expiration of restrictions on restricted stock, offset by a $4.2 million minimum pension liability, a $3.6 million reduction in foreign currency translation adjustments, and $1.5 million of expenses incurred in connection with the 1993 Holdings Reorganization.



    Other assets at December 31, 1993, were $87.9 million, or $41.7 million less than the balance at year-end 1992. This reduction results from the write-off of deferred financing costs as a result of the refinancing of the 1992 Credit Agreement and from the increase in amounts currently due from insurance carriers. Other liabilities increased $52.5 million during 1993 to $132.4 million at December 31, 1993. This increase results from recognition of a minimum pension liability, the assumption of liabilities in connection with the 1993 Holdings Reorganization, and a reserve for environmental and product liability claims established from proceeds to be received from insurance settlements. The $46.4 million in liabilities of discontinued operations at December 31, 1993, represented reserves to cover postretirement benefits for the former employees of the discontinued operations and other future estimated costs of the dispositions of Crucible Materials Corporation in 1985, the steelmaking facility in Midland, Pennsylvania in 1982, and Colt Firearms in 1990. Payments covering the liabilities of discontinued operations in 1993, 1992 and 1991 were $4.4 million, $6.2 million and $4.2 million, respectively. Coltec expects future cash payments will extend over the remaining lives of the former employees of the discontinued operations.


CAPITAL EXPENDITURES


    Capital expenditures were $38.6 million in 1993 compared with $25.0 million in 1992 and $26.2 million in 1991, as Coltec continues to invest in capital improvements to increase efficiency, reduce costs, pursue new opportunities, expand production and maintain facilities. The level of capital expenditures has and will vary from year to year, affected by the timing of capital spending for new production equipment for new products, periodic plant and facility expansion as well as cost reduction and labor efficiency programs. Capital expenditures during 1993 included construction of a manufacturing facility in Greenwood, South Carolina for Walbar Metals; consolidation of landing gear production at the Ft. Worth, Texas facility of Menasco Aerosystems, and production equipment to manufacture a new oil pump at Coltec Automotive. At

December 31, 1993, Coltec had $14.9 million of planned capital expenditures that included $4.7 million for a new landing gear overhaul facility in Ontario, Canada and $1.7 million for consolidation of administrative offices and distribution operations of Holley Replacement Parts at Bowling Green, Kentucky.


ENVIRONMENTAL


    Coltec and its subsidiaries are subject to numerous federal, state and local environmental laws, many of which are becoming increasingly stringent, giving rise to increased compliance costs. For example, the Clean Air Amendments will require abatement of chemical air emissions that were previously unregulated and will require certain existing, and many newly constructed or modified, facilities to obtain air emission permits that were not previously required. Because many of the regulations under the Clean Air Amendments have not yet been promulgated, Coltec cannot estimate their impact at this time. Coltec, however, believes that it will not be at a competitive disadvantage in complying with the Clean Air Amendments and that any increase in costs to comply with the Clean Air Amendments will not have a material effect on its results of operations and financial condition.



    Many of the facilities of Coltec and its subsidiaries are subject to the federal Resource Conservation and Recovery Act of 1976 ("RCRA"), and its analogous state statutes. Although the costs under RCRA for the treatment, storage and disposal of hazardous materials generated at Coltec's facilities are increasing, Coltec does not believe that such costs will have a material effect on Coltec's results of operations and financial condition.



    Coltec has  been  notified that  it  is among  the  Potentially  Responsible
Parties ("PRPs") under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating, and in some cases remediating, contamination by hazardous materials at several sites. CERCLA imposes joint and several liability for the costs of investigating and remediating properties contaminated with hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The process of investigating and remediating contaminated properties can be lengthy and expensive. The process is also subject to the uncertainties occasioned by changing legal requirements, developing technological applications and liability allocations among PRPs. Based on the progress to date in the investigation, cleanup and allocation of responsibility for these sites, Coltec has estimated that its costs in connection with all except one of these sites approximate $20 million at December 31, 1993, and has accrued for this amount in the Consolidated Balance Sheet as of December 31, 1993. Although Coltec is pursuing insurance recovery in connection with certain of these matters, the accrual has not been reduced for potential recoveries from insurance companies or other third parties. In addition, Coltec has not recorded a receivable with respect to any potential recovery of costs in connection with any environmental matter. While progress toward the investigation, cleanup and responsibility allocation at the remaining site has not been sufficient to allow Coltec at this time to determine the extent of its potential financial responsibility, Coltec does not believe its costs in connection with such site will have a material effect on Coltec's results of operations and financial condition.



    Coltec's annual expenditures (including capital expenditures) relating to environmental matters over the three years ended December 31, 1993 ranged from $4 million to $6 million, and Coltec expects such expenditures to approximate $11 million in 1994 and $8 million in 1995. Capital expenditures in each of 1994 and 1995 are expected to approximate $2 million, and expenditures for recurring environmental matters are expected to approximate $2 million in each of 1994 and 1995. The balance of the anticipated expenditures in each year is expected to cover expenses for nonrecurring environmental matters. The estimate of annual environmental expenditures for 1994 and 1995 is based upon the expected timing of expenditures pursuant to currently identified environmental sites. Because environmental laws are becoming increasingly stringent, Coltec is unable to estimate future costs to comply with such laws; however, Coltec does not foresee a continuous upward trend in annual expenditures on environmental matters.

ASBESTOS LITIGATION

    With respect to asbestos product liability and related litigation costs, in 1993 two subsidiaries of Coltec received approximately 27,400 new lawsuits, with a comparable number of lawsuits received in 1992 and 1991. The subsidiaries made payments with respect to asbestos liability and related costs aggregating $38.7 million in 1993, $39.8 million in 1992 and $48.4 million in 1991, substantially all of which were covered by insurance.

    As of December 31, 1993, certain actions had been settled on a group basis with payments to be made to individual plaintiffs over periods of one to four years. In addition, in accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. Coltec estimates that the aggregate remaining cost of the disposition of the foregoing settled actions and actions in advanced stages of processing, including associated legal costs, is approximately $52.6 million and expects that this cost will be substantially covered by insurance.


    As of December 31, 1993, the two subsidiaries were among a number of defendants in approximately 68,500 actions, including approximately 6,100 actions in advanced stages of processing as described above. As of December 31, 1992, the number of outstanding actions approximated that as of December 31, 1993. The remaining 62,400 outstanding actions as of December 31, 1993, are in preliminary procedural stages. Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.



    It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the mix of the injuries alleged and the mix of the occupations of the plaintiffs have been changing from those traditionally associated with Coltec's asbestos-related actions. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions, including the nature of the disease, the occupation of the plaintiff, the presence or absence of other possible causes of a plaintiff's illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that it is in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the significant amount of insurance coverage that Coltec expects to be available from its solvent carriers, Coltec believes that pending and reasonably anticipated future actions are not likely to have a material effect on Coltec's results of operations and financial condition. Although the insurance coverage that Coltec has is substantial, insurance coverage for asbestos claims is not available to cover asbestos exposures initially occurring on and after July 1, 1984.


    Effective in the first quarter of 1994, Coltec will adopt the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts". In accordance with Interpretation No. 39, Coltec will record an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated, and will separately record an asset equal to the amount of such liabilities that is expected to be recovered by insurance. Accordingly, the liabilities and assets to be recorded in 1994 will relate only to settled actions and actions in advanced stages of processing, which approximated $52.6 million as of December 31, 1993. Coltec does not expect that the adoption of Interpretation No. 39 will have a material effect on Coltec's results of operations and financial condition.

OTHER FINANCIAL INFORMATION

  PRO FORMA RESULTS OF OPERATIONS

    Giving pro forma effect to the 1992 Recapitalization as if it had occurred on January 1, 1991, Coltec would have reported earnings before extraordinary item as follows:


                                                                    YEAR ENDED DECEMBER 31,
                                                                   -------------------------
                                                                     1992             1991
                                                                   --------         --------
                                                                   (IN MILLIONS, EXCEPT PER
                                                                          SHARE DATA)
                                                                   -------------------------
Earnings before interest, income taxes and extraordinary item....  $243.1           $230.4
Interest and debt expense, net...................................   116.7            117.6
Provision for income taxes.......................................    44.0             56.3
                                                                   --------         --------
Earnings before extraordinary item...............................  $ 82.4           $ 56.5
                                                                   --------         --------
Earnings per common share
 before extraordinary item(a)....................................  $1.19            $.82
                                                                   --------         --------

- ---------
(a) Pro forma earnings per common share before extraordinary item by quarter would have been $0.22, $0.33, $0.29 and $0.35 for the first, second, third and fourth quarters of 1992, respectively; and $0.15, $0.23, $0.29 and $0.15, for the like quarters of 1991.



  EFFECTS OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS


    Inflation and foreign currency fluctuations have not had a material impact on the operating results and financial position of Coltec during the past three years. Coltec generally has been able to offset the effects of inflation with price increases, cost-reduction programs and operating efficiencies. Coltec's foreign operations, which are primarily located in Canada, do not operate in hyperinflationary economies.


  IMPACT OF NEW ACCOUNTING STANDARDS

    Coltec adopted Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and No. 109,
"Accounting for Income Taxes", effective January 1, 1993; and No. 112, "Employers' Accounting for Postemployment Benefits", effective January 1, 1994. The adoption of these standards did not have a material effect on Coltec's results of operations and financial condition.

    Based on preliminary analyses, Coltec does not expect that the future adoption of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", and No. 115, "Accounting for Certain Investments in Debt and Equity Securities", will have a material effect on Coltec's results of operations and financial condition.

                                    BUSINESS

GENERAL

    Coltec manufactures and sells a diversified range of highly engineered aerospace, automotive and industrial products in the United States and, to a lesser extent, abroad. Through its Aerospace/Government segment, Coltec is a leading manufacturer of landing gear systems, engine fuel controls, turbine blades, fuel injectors, nozzles and related components for commercial and military aircraft, and also produces high-horsepower diesel engines for naval ships and diesel, gas and dual-fuel engines for electric power plants. Coltec's Automotive segment manufactures and markets a selected line of high value-added products, including fuel injection system assemblies and components, transmission controls,  suspension controls,  emission  control air  pumps,  oil pumps and seals for domestic original equipment manufacturers and the replacement parts market. Coltec's Industrial segment is a leading manufacturer of industrial seals, gaskets, packing products and self-lubricating bearings and also produces technologically advanced spray nozzles for agricultural, home heating and industrial applications and air compressors for manufacturers. Each of Coltec's three industry segments contributed approximately one-third of total sales in 1993.


    Coltec's strategy is to develop and maintain substantial market positions and attractive margins for its products through technological innovation, cost efficiencies, product differentiation and quality. Coltec emphasizes targeted development of highly engineered, high value-added components and systems designed to meet specific customer requirements. This emphasis has enabled Coltec to maintain close, interactive relationships with the major aircraft and domestic automobile manufacturers and Coltec's principal industrial customers. Through successful introduction of new products, cost reductions, productivity improvements and selected divestitures, Coltec has consistently achieved strong operating margins in its businesses. Coltec's average operating margin for the period from 1989 to 1993 was 17.3%, or 17.7% excluding the effect of the 1993 restructuring charge. Operating margins were 17.8% in 1992 and 15.9% in 1993, or 17.7% excluding the effect of the 1993 restructuring charge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Industry Segment Information". Coltec's focus on aftermarket sales (representing 42% of total sales from 1989 to 1993) in all of its segments contributes to Coltec's consistently strong operating margins.



    Coltec's Aerospace/Government segment has taken an aggressive approach in responding to changing economic and market conditions. With reductions in domestic military spending, Coltec has placed increasing emphasis on sales to commercial aircraft and aircraft engine manufacturers. Coltec's Aerospace/Government segment increased commercial sales as a percentage of total sales from 48% in 1989 to 62% in 1993. In 1993, Aerospace/Government segment sales declined 13%, primarily reflecting lower demand for new commercial aircraft resulting from the excess capacity of the world airline fleets. The Aerospace/Government segment's operating margin was 15.0% in 1993, or 18.9% excluding the effect of the 1993 restructuring charge, compared to 19.5% in 1992. Coltec's ability to maintain this operating margin for 1993 was particularly noteworthy in light of weak industry conditions. In addition to producing landing gear for various aircraft manufacturers, including Boeing and McDonnell Douglas, Coltec has been awarded contracts to supply the main and nose landing gear for the Boeing 777 aircraft. In 1993, Coltec delivered on schedule the first three main and nose landing gear assemblies for the Boeing 777 aircraft. Production rates and deliveries of Boeing 777 landing gear shipsets are scheduled to accelerate over the next several years. Coltec has also been awarded a contract to supply main landing gear for the Boeing 737-700 aircraft. Fairbanks Morse recently received firm orders valued at $40 million for engines that will power the first ship of the Sealift fleet and a U.S. Navy amphibious landing ship. In the first quarter of 1994, Fairbanks Morse acquired equipment and other assets related to the Alco engine business from GE Transportation.



    In 1993, Coltec's Automotive segment recorded strong operating performance, including a 20% improvement in operating income, 25% excluding the effect of the 1993 restructuring charge, and an 11% increase in sales. The segment's operating margin in 1993 increased to a record 23.0%, 23.8% excluding the 1993 restructuring charge, from 21.1% in 1992. This reflects higher new car and truck production, increased applications for segment components and the introduction of new automotive products. In response to automotive technology changes in the 1980's that led to the substitution of fuel injection systems for carburetors, Coltec has developed a substantially new automotive product line since 1984 that includes fuel injection components, transmission controls, suspension controls, oil pumps and a new electric emission control air pump. The Automotive segment expanded its emission-control air pump business late in 1993 by acquiring the assets of the air pump manufacturing operation of General Motors and was named the sole supplier of these parts to General Motors. The Automotive segment is the sole supplier of the aluminum intake manifold introduced in Chrysler's 3.5 liter engine on its LH series of vehicles, and Coltec has been selected as the sole supplier of Chrysler's next-generation induction module systems for the 3.5 liter engine, which will incorporate a plastic intake manifold in 1998. In addition, in 1993 Coltec's Automotive segment supplied approximately 15% of the oil pump requirements of Ford in North America. In early 1994, Coltec Automotive began supplying mechanical air pumps to Isuzu in both the United States and Japan.


    Coltec's Industrial segment continues to introduce technologically advanced products and develop more efficient ways of serving customers. In 1993, Garlock Mechanical Packing introduced GYLON style 3540, a highly compressible, chemically resistant gasket material that can be easily installed at chemical plants, and, in order to serve end users more quickly, significantly streamlined two production areas to reduce production times. The Quincy Compressor Division broadened its business base by introducing a new vacuum pump and an air compressor powered by natural gas. Delavan Commercial Products is gaining wide market acceptance with the STOP-DRIP valve which reduces the pollution that occurs in oil burners. Garlock Bearings is a leader in the production of self-lubricating bearings and has further expanded into the automotive market with several new applications for its products. Industrial segment operating income was down 10%, sales were down 2% and the segment's operating margin was 17.4% in 1993. Excluding the operating results of Central Moloney, which was sold in January 1994, and the 1993 restructuring charge, Industrial segment operating income for 1993 was down slightly from 1992 results, sales were up 2% and the operating margin was 21.7%.



AEROSPACE/GOVERNMENT


    Through its Aerospace/Government segment, Coltec is a leading manufacturer of landing gear systems, engine fuel controls, turbine blades, fuel injectors, nozzles and related components for commercial and military aircraft, and also produces high-horsepower diesel engines for naval ships and diesel, gas and dual-fuel engines for electric power plants. The divisions, principal products and principal markets of the Aerospace/Government segment are as follows:

                DIVISION                             PRINCIPAL PRODUCTS                        PRINCIPAL MARKETS
- ----------------------------------------  ----------------------------------------  ----------------------------------------
Menasco                                   Aircraft landing gear systems and         Commercial and military aircraft
                                           components, flight control actuation      manufacturers
                                           systems and other aircraft components
Chandler Evans Control Systems            Aircraft fuel pumps and control systems   Aircraft engine manufacturers
Walbar                                    Blades, vanes and discs for jet engines   Aircraft engine manufacturers
Delavan Gas Turbine Products              Fuel injectors, spraybars and other       Aircraft engine manufacturers
                                           components for gas turbine engines
Lewis Engineering                         Cockpit instrumentation and sensors       Commercial and military aircraft
                                                                                     and engine manufacturers
Fairbanks Morse Engine                    Large engines powered by diesel fuel or   U.S. Navy, electric utilities
                                           natural gas

    With reductions in domestic military spending, Coltec has placed an increasing emphasis on sales by its Aerospace/Government segment to commercial aircraft manufacturers. In addition to producing landing gear for various Boeing, McDonnell Douglas and other aircraft, Coltec has been awarded a contract to supply main landing gear for the Boeing 737-700 aircraft. In the case of Coltec's successful bid to become the supplier of landing gear for the Boeing 777 aircraft, Coltec developed and delivered the first landing gear set ahead of schedule in August 1993. Coltec has also been successful in increasing its penetration of the commercial aircraft engine market, including the commuter aircraft and general aviation markets, through its Chandler Evans Control Systems, Walbar and Delavan Gas Turbine Divisions. See "Aerospace Controls", "Aircraft Engine Components" and "Gas Turbine Products" below.

    In most of the divisions in this segment, Coltec is a leading manufacturer in the markets it services and has focused its efforts on manufacturing quality products involving a high engineering content or proprietary technology. In many cases in which Coltec developed components for use in a specific aircraft, Coltec has become the primary source for replacement parts and, in some cases, service for these products in the aftermarket. Many of the programs for which Coltec has been awarded a contract or for which Coltec has been selected as a manufacturer are subject to termination or modification. See "-- Contract Risks".

  LANDING GEAR SYSTEMS

    Coltec, through its Menasco Aerosystems and Menasco Overhaul Divisions and its Canadian subsidiary, Menasco Aerospace Ltd. (collectively referred to as "Menasco"), designs, manufactures and markets landing gear systems, parts and components for medium-to-heavy commercial aircraft and for military aircraft and provides spare parts and overhaul services for these products. Menasco is one of the leading suppliers of landing gear for medium-to-heavy commercial and military aircraft. It also designs and manufactures aircraft flight control actuation systems and is a team leader in a flight control systems research and development program directed toward the design, validation and implementation of advanced "fly-by-wire/ fly-by-light" flight control technology. Landing gear, including components, parts, and overhaul services for landing gear, accounted for approximately 87% of Menasco's sales and 11% of Coltec's sales during 1993. For the years 1993, 1992 and 1991, commercial sales accounted for 62%, 73% and 70%, respectively, of Menasco's total sales.

    Menasco has been awarded contracts to supply the main and nose landing gear for the Boeing 777 aircraft. Delivery of landing gear for the Boeing 777 aircraft commenced in 1993. Boeing has announced that 147 firm orders and options for an additional 108 of its 777 aircraft have been placed as of December 31, 1993. Menasco has been selected to replace a competitor as the supplier of the main landing gear for the Fokker Fo-100 aircraft as well as to supply the main landing gear and flight controls for the Fokker Fo-70. Menasco has supplied most of the flight controls for the Fo-100 since this aircraft was introduced. Other commercial programs for which Menasco is currently producing landing gear and flight controls include the main and nose landing gear for the Boeing 757 aircraft, the main landing gear for the Boeing 737 aircraft, the nose landing gear for the Boeing 767 aircraft, the main landing gear for the McDonnell Douglas MD-80/90 aircraft, the flight controls for the Canadair RJ-601 aircraft and the landing gear components for the A-320 and A-330/340 aircraft manufactured by Airbus Industrie ("Airbus").

    Menasco is supplying the main and nose landing gear for the Taiwanese Indigenous Defense Fighter being built for the Taiwanese government and is developing the main and nose landing gear for the Lockheed/Boeing F-22 Advanced Tactical Fighter. Other military programs for which Menasco is currently producing landing gear and flight controls include the main and tail landing gear for the McDonnell Douglas AH-64 Apache helicopter, the nose landing gear and flight controls for the McDonnell Douglas C-17 military transport, the main and nose landing gear for the Lockheed F-16 and the Lockheed C-130 military transport.

    Landing gear and flight controls are designed for specific aircraft and produced by a single manufacturer. Menasco has been the sole supplier of this equipment for each program it has been awarded. The price of landing gear constitutes up to approximately 2% of the total cost of an aircraft.

    Menasco joined with Messier-Bugatti for the development and production of landing gear for the Boeing 777 and the Airbus 330/340 aircraft and has agreed to cooperate on future ventures where appropriate, which may include Airbus and McDonnell Douglas programs, although no major commercial programs are currently formalized.

    In addition to manufacturing and marketing aircraft landing gear and flight controls, Menasco provides complete overhaul services on a worldwide basis for landing gear and actuation systems through its overhaul facilities in the United States and Canada.

    In view of the relatively small number of medium-to-heavy aircraft manufactures, Menasco's commercial sales of landing gear have historically been concentrated among a limited number of purchasers, primarily Boeing, McDonnell Douglas and Lockheed in the United States and Fokker in Europe.

    The market for landing gear is highly competitive, with a small number of airframe manufacturers evaluating potential suppliers based on design, price and record of past performance. Menasco has made significant investments in long-term marketing to promote working relationships with customers and to enhance Menasco's engineering department's understanding of customer requirements. Menasco believes it is this engineering expertise, together with its record of on-time delivery, quality and price, which has made Menasco one of the leading producers of medium-to-heavy aircraft landing gear worldwide. Menasco's primary domestic competitors are the Cleveland Pneumatic Division of The B.F. Goodrich Company and Bendix Brake and Strut Division of Allied-Signal Inc. ("Allied-Signal"). Foreign competitors include Messier-Bugatti, Dowty of England and Dowty Canada Ltd. The overhaul business has become increasingly competitive. Menasco believes its competitive strengths in the overhaul business include its name, which carries a reputation for quality and service.

    Raw materials and finished products essential to Menasco's manufacturing operations are available in sufficient quantity from various sources.

  AEROSPACE CONTROLS

    Coltec, through its Chandler Evans Control Systems Division ("Chandler Evans"), manufactures a variety of aircraft engine fuel control systems and fuel pumps and engine and aircraft components for the aerospace industry. Chandler Evans' products are highly engineered and contain proprietary technology. Principal customers for these products include gas turbine engine manufacturers, aircraft manufacturers, domestic and foreign airlines, commercial fleet operators and the military services. For the years 1993, 1992 and 1991, commercial sales accounted for 67%, 71% and 63%, respectively, of Chandler Evans' total sales.

    Chandler Evans produces for sale to the commercial aircraft engine market the main fuel pump for certain models of the General Electric CF-6 and CF-34 engines, both used on various commercial aircraft, and the Textron Lycoming LF-507 engine used on the British Aerospace BAe 146 aircraft. Chandler Evans also produces for sale to the military aircraft engine market the main fuel pump for certain models of the United Technologies F-100 engine used on the McDonnell Douglas F-15 aircraft, the main and afterburner fuel pumps for the General Electric F-404 engine used on the McDonnell Douglas F-18 aircraft and the fuel control systems for the Textron Lycoming T-53 engine used on the Bell UH-1 Utility and Cobra attack helicopters. The main and afterburner pump for the GE-414 engine is currently in development. Except for the General Electric CF-6 and the United Technologies F-100 (for which different manufacturers supply components for specific engine versions having different thrust), Chandler Evans is the sole source of the pumps and fuel control systems that it supplies for the engine programs described above.

    Chandler Evans was selected to develop and manufacture a full authority digital electronic control ("FADEC") for the Allison 250 engine. Delivery of this system is scheduled to begin in late 1994. Also, Chandler Evans has developed a FADEC for the T800-LHT helicopter engine, a joint venture of Allison Engine Company and Allied-Signal Garrett, which has commercial and military applications. Chandler Evans is likely to remain the sole source of these components for the life of these programs.

    Chandler Evans also supports its products with aftermarket sales of spare units, parts and overhaul service. For the year 1993, 52% of Chandler Evans' revenues were attributable to the aftermarket. Aftermarket sales are very significant, since proprietary programs allow Chandler Evans to realize favorable operating margins.

    Chandler Evans competes with Argo-Tech Corp. and the Aviation Division of Sundstrand Corporation in fuel pumps and with the Bendix Control Division of Allied-Signal and the Hamilton Standard Division of United Technologies Corporation in fuel controls. Due to the highly engineered, proprietary nature of its products, Chandler Evans maintains a substantial portion of aftermarket sales, with competition limited to a small number of imitation parts manufacturers.

  AIRCRAFT ENGINE COMPONENTS

    Coltec, through its Walbar Inc subsidiary and its Canadian subsidiary, Walbar Canada Inc. (together referred to as "Walbar"), manufactures turbine components, compressor airfoils, and turbine and compressor rotating parts primarily for aircraft gas turbine engines and, to a lesser extent, for land-based, marine and industrial gas turbine applications, and performs services including repairs and protective coatings for these products. Coltec believes that Walbar is one of the leading independent manufacturers of blades, impellers and rotating components for jet engines. Although Walbar does not typically design the products it manufactures, its manufacturing processes are highly sophisticated.

    Walbar manufactures products for commercial engines, including the Pratt & Whitney 100 used on the deHavilland Dash 8, Alenia ATR 40 and Alenia ATR 72 aircraft, the Pratt & Whitney 200 used on the McDonnell Douglas Helicopter MDX, the Pratt & Whitney 300 used on the British Aerospace BAe 1000 aircraft, the Pratt & Whitney PT6 used on various commercial and military aircraft, and the Garrett Auxiliary Power Units used on various commercial aircraft. Walbar's original equipment and replacement components are also utilized in a number of other commercial aircraft, including the Boeing 727, 737, 747, 757, and 767; the Airbus A300, A310 and A320; and the McDonnell Douglas DC-8, DC-9, DC-10 and MD-80. Walbar's blades, vanes and discs are employed on many of the leading models of turboprop, business jet and commuter aircraft currently in service. Walbar supplies a number of different compressor and turbine blades for the new Allison 3007/2100/T406 engine family. These engines are designed for use on several business and regional commuter aircraft and also have military applications. Targeting the commuter aircraft market is part of Walbar's strategy of emphasizing the production of turbine engine components for commercial aircraft applications. Turbine blades for Rolls Royce engines are produced for commercial and military aircraft. For the years 1993, 1992 and 1991, commercial sales accounted for approximately 85%, 74% and 60%, respectively, of Walbar's total sales.

    Walbar manufactures products for military engines, including the General Electric F-404 used on the McDonnell Douglas F-18 aircraft, the General Electric F-110 used on the Grumman F-14 aircraft, the McDonnell Douglas F-15 aircraft and Lockheed F-16 aircraft, the GE LM 2500 used on the U.S. Navy's Spruance class destroyers, the Textron Lycoming AGT 1500 used on the U.S. Army's M-1 Abrams main battle tank, the Volvo RM12 engine for the SAAB JAS39 aircraft and Turbo Union RB199 engine for the Panavia Tornado aircraft.

    Walbar's market has become increasingly competitive over the past several years as airlines have sought to limit parts inventories and defense procurement has been reduced. Although Walbar does not typically design its own products, management believes that its highly sophisticated applied manufacturing technology, responsive production capabilities and focus on cost reduction have made Walbar one of the leading independent manufacturers of blades, impellers and rotating components for jet engines. Chromalloy American Corporation and Howmet Turbine Components Corporation provide competition in all aspects of this industry. In addition, Walbar's principal customers possess, in varying degrees, integrated production capacity for producing and servicing the components that Walbar supplies.

  GAS TURBINE PRODUCTS

    Coltec, through its Delavan Inc subsidiary operating as the Delavan Gas Turbine Products Division ("Delavan"), manufactures highly engineered fuel injectors, spraybars and other components for commercial and military aircraft gas turbine engines. Coltec believes that Delavan is the leading producer of these products for small-to-medium size aircraft engines. These products are made to design specifications using sophisticated production processes and are marketed directly to engine manufacturers pursuant to production contracts. The principal customers include General Electric Company, Allied-Signal Engines, Pratt &

Whitney Canada Inc., Textron Lycoming and the Allison Engine Company. Delavan also supports its products with aftermarket sales of spare units and overhaul services. For the years 1993, 1992 and 1991, commercial sales accounted for 69%, 58% and 66%, respectively, of Delavan's total sales. The market for Delavan products is considered highly competitive. Competitive pressure is focused on price at the manufacturing level and on service and price in the aftermarket segment. Coltec believes that Delavan has achieved its leading position as a supplier of fuel injectors, spraybars and other components to producers of small-to-medium size aircraft engines due essentially to superior product performance, development support and a leadership role in the use of computer modeling in the design of nozzles. Delavan competes worldwide with Textron Fuel Systems Division of Textron Inc. and Parker-Hannifin Corporation.

  AIRCRAFT INSTRUMENTATION

    Coltec, through its Lewis Engineering Operation, designs, develops and produces electro-mechanical and electronic instrumentation for aircraft cockpits and temperature sensors for aircraft and engine systems. Lewis competes with several manufacturers of aircraft instruments.

  ENGINES

    Coltec, through Fairbanks Morse, manufactures and markets large, heavy-duty diesel, gas and dual-fuel engines and parts for such engines. Fairbanks Morse manufactures engines in conventional "V" and in-line opposed piston configurations which are used as power drives for compressors, large pumps and other industrial machinery, for marine propulsion and for stationary and marine power generation. Engines are offered from 4 to 18 cylinders, ranging from 640 to 29,320 horsepower. Such products are sold in the domestic market primarily through regional sales offices and field sales engineers and in foreign markets through the domestic sales network and foreign sales representatives. Parts are sold primarily through factory and regional sales offices. Approximately 50% of Fairbanks Morse's sales are for replacement parts and service for Fairbanks Morse engines.

    Large heavy-duty diesel engines are sold to the U.S. Navy and Coast Guard and to electric utilities, municipal power plants, oil and gas producers, firms engaged in ship and tug operations, offshore drilling activities and local, state and federal governments.

    Under a license agreement with Societe d'Etudes de Machines Thermiques, S.A. groupe Alsthom, a French company, Fairbanks Morse has the right to manufacture the Colt-Pielstick PC2 and PC4 lines of large diesel engines, which operate on oil fuel (including heavy oil) and, in the case of the PC2, dual-fuel, and range in size from 4,400 to 29,320 horsepower. Engines manufactured under this license are used for primary power by electric utilities, standby power for nuclear electric generating plants and ship propulsion.


    Over the last several years, Fairbanks Morse has supplied each of the ships in the U.S. Navy LSD program with four 16-cylinder PC2.5 engines, each delivering 8,500 horsepower for main propulsion, and four 12-cylinder opposed piston engines for shipboard power generation. The LSD ships hold amphibious craft and troops for close deployment in emergencies. Engines for 11 LSD and LSD Cargo Variant ships have been delivered and engines for one additional ship are scheduled for delivery in 1995. Another major program for Fairbanks Morse is the TAO fleet oiler program. These ships are powered by two 10-cylinder PC4.2 engines, each delivering 16,290 horsepower. A total of 15 ships of this series have been ordered by the U.S. Navy. Engines for 14 ships have been delivered and the remaining shipset is in production. Fairbanks Morse has also received a firm order to produce four 10-cylinder PC4.2 engines for the first new ship in the nation's Sealift Program with options for an additional five to eight ships. The four engines for the first ship are scheduled to be delivered in 1995. If the options are converted to firm orders by the U.S. Navy, four engines would be delivered each year beginning in 1996.


    Contracts are awarded in the heavy-duty diesel engine market based on price and successful operation in similar applications. Coltec attributes its strong position in this market to its history as a supplier to the U.S. Navy in a variety of propulsion and generator set applications and its ability to meet the U.S. Navy's military specification requirements. Management believes that Fairbanks Morse and its primary competitor, the Cooper-Bessemer Reciprocating Division of Cooper Industries, Inc., lead the field of four domestic manufacturers serving the market for heavy-duty diesel engines in power ranges from 5,000 to 30,000 horsepower. Fairbanks Morse competes with six domestic manufacturers in the medium speed (1,000 to 5,000 horsepower) engine market, dominated by General Motors and Caterpillar Inc., and with several foreign manufacturers. Numerous domestic and foreign manufacturers compete in the under 1,500 horsepower engine market.

    In the first quarter of 1994, Fairbanks Morse acquired equipment and other assets related to the Alco engine business from GE Transportation. Under the terms of the agreement, Fairbanks Morse will manufacture and sell engines and aftermarket parts for Alco diesel engines used in power plants and marine markets. GE Transportation will retain the rights to sell and market Alco engines and aftermarket parts for its locomotive markets. Fairbanks Morse has been issued a preferred supplier contract to manufacture these engines and parts for General Electric's locomotive needs. Fairbanks Morse expects to begin producing Alco engines and aftermarket parts in April 1994.

AUTOMOTIVE

    Coltec's Automotive segment manufactures and markets a selected line of high value-added products, including fuel injection system assemblies and components, transmission controls, suspension controls, emission control air pumps, oil pumps and seals for domestic original equipment manufacturers and the replacement parts market. The divisions, principal products and principal markets of the Automotive segment are as follows:

                DIVISION                             PRINCIPAL PRODUCTS                        PRINCIPAL MARKETS
- ----------------------------------------  ----------------------------------------  ----------------------------------------
Holley Automotive                         Fuel injection components, transmission   Automotive manufacturers
                                           controls and suspension controls
Coltec Automotive                         Air pumps and oil pumps                   Automotive manufacturers
Holley Replacement Parts                  New and remanufactured replacement and    Automotive manufacturers, wholesale
                                           performance carburetors and electronic    distributors and retailers in
                                           fuel injection components                 replacement markets
Farnam Sealing Systems                    Gaskets and seals                         Automotive industry
Stemco Truck Products                     Oil seals, exhaust systems and            Fleet truck operators and truck parts
                                           hubodometers                              distributors
Performance Friction Products             Synchronizers and clutch plates           Automotive and truck manufacturers

    Coltec's principal automotive products have strong brand name recognition. Coltec has targeted the development of highly engineered components for fuel injection systems, transmission controls, suspension controls and air and oil pumps. By forming close, interactive relationships with the domestic automotive manufacturers, Coltec has taken advantage of a shift by these manufacturers from internal sourcing to procurement of components from outside suppliers.

  AUTOMOTIVE PRODUCTS

    Coltec, through its Holley Automotive Division, designs and manufactures fuel injection components, electrohydraulic control devices for transmissions and suspensions, transmission modulators and other automotive products used in passenger cars and trucks. Holley has been recognized for its engineering excellence and has strategically changed its structure and product line to accommodate the evolving automotive market. These products are sold directly to original equipment manufacturers, Chrysler, Ford and General Motors.

    Holley currently produces all the multi-point throttle bodies used on Chrysler imported 3.0 liter engines and the Chrysler-manufactured 3.3 liter engines. These six-cylinder engines propel the LeBaron Convertible, Shadow, Sundance and Acclaim, as well as the Minivan. Holley also is the sole source of the upper intake module and throttle body for the Chrysler 3.5 liter engine used on the Chrysler LH mid-size sedans (the Chrysler Concorde, Dodge Intrepid and Eagle Vision) and also the Chrysler New Yorker and LHS.

    In the non-fuel area, significant business has been established in transmission control devices. Holley supplies high volumes of aneroid and non-aneroid modulators to the General Motors Powertrain Division. Holley has expanded its design capabilities to include electronic solenoids for automatic transmission control. Holley's first electronic transmission solenoid application was introduced by Chrysler in 1989. Applications were expanded to Saturn in 1991, and to Ford and General Motors in 1992 with additional applications for Ford for the 1994 model year. Holley has increased design and manufacturing capabilities further in development and sales of suspension solenoids to a major suspension manufacturer selling to Ford.

    Coltec, through its Coltec Automotive Division, produces a mechanical air pump that supplies additional air to the exhaust system which enhances the oxidation process and reduces pollutants emitted into the atmosphere. Coltec Automotive is the sole independent domestic supplier of automotive mechanical air pumps. Major customers are Ford and Chrysler and, with the acquisition of the assets of the General Motors air pump manufacturing business, Coltec Automotive will become the sole source of these components to General Motors' North American operations. Coltec Automotive has also developed an advanced electric air pump designed to cope with increasingly stringent emission standards. In early 1994, Coltec Automotive began supplying mechanical air pumps to Isuzu for use in its Rodeo and Trooper sport utility models and one of its truck models. Coltec expects to ship approximately 30,000 air pumps a year to Isuzu, half for the Japanese market and half for the U.S. market.

    Coltec Automotive has also developed a line of engine oil pumps for use in many of Ford's cars and light trucks. Applications have expanded to Ford's Modular and Zetec engines.

    Coltec, through its Holley Replacement Parts Division, manufactures and markets fuel injection components and other fuel metering devices and controls such as intake manifolds, electric fuel pumps, emission control devices, and engine and road speed governors, new and remanufactured automotive and marine carburetors, remanufactured automotive air conditioning compressors, carburetor parts and repair kits, mechanical fuel pumps, valve covers and related engine components under the Holley name. Holley carburetors and components are used in domestic and foreign vehicles and marine engines and are sold directly to original equipment manufacturers, principally Chrysler, Ford, General Motors and Outboard Marine Corporation, and, through distributors and mass merchandisers to the parts and replacement market.

    In the domestic market, this segment competes principally with Ford, General Motors and several independent manufacturers. To date, Coltec has not been a significant supplier to foreign vehicle manufacturers.

  TRUCK PRODUCTS AND SEALING SYSTEMS

    Coltec, through its Stemco Inc subsidiary operating as the Stemco Products Division ("Stemco"), is one of the leading domestic manufacturers of wheel lubrication systems for heavy-duty trucks. Stemco also produces mileage recording devices (hubodometers) and exhaust systems for the heavy-duty truck, medium-duty truck and school bus markets and manufactures moisture ejectors and other related products for vehicle and stationary air systems. Approximately 80% of Stemco's revenues are derived from replacement parts. Stemco, thorough its Performance Friction Products Operation, manufactures a line of asbestos-free fluorocarbon friction materials, a line of carbon-based friction materials and synchronizers and clutch plates for transmissions, transfer cases and wet brakes for use in trucks, off highway equipment and passenger cars.

Coltec, through its Farnam Sealing Systems Division, manufactures and markets automotive and industrial gaskets, seals and other sealing system products for engines, fuel systems and transmissions. Stemco's truck products and Coltec's sealing systems include highly engineered proprietary products.

INDUSTRIAL

    In the Industrial segment, Coltec, through its Garlock Inc subsidiary ("Garlock"), is a leading manufacturer of industrial seals, gaskets, packing products and self-lubricating bearings and, through its Delavan-Delta, Inc. subsidiary, is a producer of technologically advanced spray nozzles for agricultural, home heating and industrial applications. Coltec also produces air compressors for manufacturers. The divisions, principal products and principal markets of the Industrial segment are as follows:

                DIVISION                             PRINCIPAL PRODUCTS                        PRINCIPAL MARKETS
- ----------------------------------------  ----------------------------------------  ----------------------------------------
Garlock Mechanical Packing                Seals, gaskets, packings and expansion    Chemical, pulp and paper, utilities and
                                           joints                                    industrial manufacturers
Garlock Valves & Industrial Plastics      Valves, PTFE sheet and tape               Chemical and industrial manufacturers
France Compressor Products                Compressor valves and seals               Compressor manufacturers and users
Garlock Bearings                          Self-lubricating metal-backed bearings    Industrial and automotive manufacturers
                                           and materials
Delavan Commercial Products               Industrial, agricultural and heating      Agricultural operations, oil burner
                                           unit spray nozzles                        manufacturers and replacement market
Ortman Fluid Power                        Hydraulic and pneumatic cylinders         Industrial manufacturers
Haber and Sterling                        Cold-forming dies and thread-rolling      Fastener and automotive manufacturers
                                           dies
FMD Electronics                           Electronic ignition systems and level     Industrial manufacturers
                                           control instruments
Quincy Compressor                         Helical screw and reciprocating air       Manufacturing and oil and gas industries
                                           compressors

    Coltec's Industrial segment manufactures and markets a wide range of products for use in various industries. In this segment, Coltec's strategy has involved developing high quality products, capitalizing on brand name recognition, targeting specific, well-defined markets and building good distribution systems.

    In January 1994, Coltec sold its Central Moloney Transformer Division.

  SEALS, PACKINGS AND GASKETING MATERIAL

    Coltec, under the Garlock name, is a leading manufacturer of industrial seals, gasketing material and gasket assemblies and packing products. Through its France Compressor Products Division of Garlock ("France"), Coltec manufactures and markets rod packings, piston rings, valves and components for reciprocating gas and air compressors used primarily in the hydrocarbon processing industry. These products withstand high temperature, corrosive environments, prevent leakage and exclude contaminants from rotating and reciprocating machinery and seal joints.

    Manufacturing processes involve plastics, rubbers, metals, textiles, chemicals, aramid fibers, carbon fibers, or a combination of the same. Garlock has been a leader in using advancements in materials technology to develop new products, including its GYLON line of products, and in converting to asbestos-free products. Approximately 95% of the gasketing and packing materials currently manufactured by

Garlock worldwide are asbestos-free. Because the raw materials for Garlock's products are widely available, the seals, gasketing materials and packings business of Garlock is not dependent on a limited number of suppliers.

    Garlock's seals, gasketing material and packings are marketed through sales personnel, sales representatives, agents and distributors to numerous industrial customers involved principally in the petroleum, steel, chemical, food processing, power generation and pulp and paper industries.

    Most seals, gasketing material and packings wear out during the life of the product in which they are incorporated. Accordingly, the service and replacement market for these products is significant. In 1993, the service and replacement market accounted for approximately 80% of Garlock's sales of seals, gasketing material and packings.

    Manufacturers in this market compete on the basis of price and aftermarket services. Garlock's extensive distribution network, and its leadership in product development, have contributed to the establishment of what Coltec believes to be its leading position in the market for seals, gasketing products and packings. France believes it is a leading supplier of premium components in the aftermarket, where it competes primarily with C. Lee Cook and Cook Manley, subsidiaries of Dover Corporation, and Hoerbinger Corporation of America Inc.

  BEARINGS, VALVES, PLASTICS, NOZZLES, CYLINDERS, FORMING TOOLS, IGNITION SYSTEMS AND LEVEL CONTROLS

    Coltec, through Garlock, is a leading manufacturer of steel-backed and fiberglass-backed self-lubricating bearings and bearing materials primarily for the automotive, truck, agricultural and construction markets. Garlock also manufactures polytetrafluoroethylene ("PTFE") lined butterfly and plug valves and components and PTFE tapes.

    Coltec, through its Delavan-Delta, Inc. subsidiary operating as the Delavan Commercial Products Division, manufactures and markets spray nozzles and accessories for the agricultural, industrial and home heating markets. These products are sold to original equipment manufacturers, distributors and other end-users throughout the world.

    Coltec, through Garlock's Ortman Fluid Power operation, manufactures hydraulic and pneumatic cylinders in bore diameter sizes from 1-1/2 to 24 inches. Coltec, under the Sterling and Haber names, manufactures and markets a wide variety of metal cutting and metal forming tools. Sales of these products are primarily made directly to consumers. Competition for such products is provided by numerous companies.

    Coltec, through its FMD Electronics operation, manufactures magnetos, ignition systems and level control instruments. These products are sold to original equipment manufacturers and through factory and regional sales forces to various accounts for resale.

  AIR COMPRESSORS

    Coltec, through its Quincy Compressor Division ("Quincy"), manufactures and markets reciprocating and helical screw air compressors and vacuum pumps. Helical screw air compressors are manufactured and sold under a non-exclusive license and technical assistance agreement with Svenska Rotor Maskiner Aktiebolaget, a Swedish licensor.

    Reciprocating and helical screw air compressors have a wide range of industrial applications, providing compressed air for general plant services, pneumatic climate and instrument control, dry-type sprinkler systems, air loom weaving, paint spray processes, diesel and gas engine starting, pressurization, pneumatic tools and other air-actuated equipment. Engine-driven skid-mounted models of helical screw air compressors are used in energy related services, such as air-assisted deep-hole drilling, both on offshore drilling platforms and in tertiary recovery schemes involving on-site combustion approaches. Quincy air compressors are marketed through a well-developed distribution network consisting of field sales personnel and distributors to original equipment manufacturers located in major industrial centers throughout the United States, Canada, Mexico and the Pacific Rim.

    In the domestic market for small, industrial and reciprocating air compressors, management believes that Ingersoll-Rand is the major competitor, with Champion Pneumatic Machinery Co., Inc. and the Campbell-Hausfeld division of Scott Fetzer as other competitors. In the domestic market for helical screw air compressors, management believes that Ingersoll-Rand and Sullair are the dominant competitors, with Gardner-Denver Division of Cooper Industries, Inc. and Atlas Copco Corporation as other competitors.

INTERNATIONAL OPERATIONS

    Coltec's international operations, mainly in Canada, are conducted through foreign-based manufacturing or sales subsidiaries, or both, and by export sales from domestic divisions to unrelated foreign customers. Export sales of products of the Automotive segment and diesel engines are made either directly or through foreign representatives. Compressors are sold through foreign distributors. Certain products of the Industrial segment are sold in foreign countries through salesmen and sales representatives or sales agents.

    Coltec's  manufacturing and  marketing activities  in Canada  are carried on through subsidiaries. Menasco Aerospace Ltd., an indirect wholly owned subsidiary of Coltec, manufactures landing gear systems and aircraft flight controls and provides overhaul service for Canadian and other customers. Walbar Canada Inc., a wholly owned subsidiary of Walbar, manufactures jet engine compressor blades, vanes and turbine components in Canada. Garlock of Canada Ltd., a wholly owned subsidiary of Garlock, manufactures and markets seals, gasketing material, packings and truck products. It also markets parts for Fairbanks Morse diesel engines and accessories as well as other products for use in Canada and for export to other countries.

    Through wholly owned or majority controlled foreign subsidiaries, Coltec operates 15 plants in Canada, Mexico, France, the United Kingdom, Australia and Germany. In addition, Coltec occupies leased office and warehouse space in various foreign countries.

    Devaluations or fluctuations relative to the United States dollar in the exchange rates of the currency of any country where Coltec has foreign operations could adversely affect the profitability of such operations in the future.

    For financial information on operations by geographic segments, see Note 11 of the Notes to Financial Statements appearing elsewhere in this Prospectus.

    Coltec's contracts with foreign nations for delivery of military equipment, including components, are subject to deferral or cancellation by United States Government regulation or orders regulating sales of military equipment abroad. Any such action on the part of the United States Government could have a material effect on Coltec's results of operations and financial condition.

SALES TO THE MILITARY AND BY CLASS OF PRODUCTS

    Sales to the military and other branches of the United States Government, primarily in the Aerospace/ Government segment, were 14%, 15% and 16% of total Coltec sales in 1993, 1992 and 1991, respectively. During the last three fiscal years, landing gear systems was the only class of similar products that accounted for at least 10% of total Coltec sales. In 1993, 1992 and 1991, sales of landing gear systems constituted 11%, 12% and 14%, respectively, of total Coltec sales.

BACKLOG

    At December 31, 1993, Coltec's backlog of firm unfilled orders was $669.7 million compared with $709.1 million at December 31, 1992. Of the $669.7 million backlog at December 31, 1993, approximately $255.2 million is scheduled to be shipped after 1994.

CONTRACT RISKS

    Coltec, through its various divisions, primarily Menasco, Chandler Evans, Walbar and Delavan Gas Turbine Products, produces products for manufacturers of commercial aircraft pursuant to contracts that generally call for deliveries at predetermined prices over varying periods of time and that provide for termination payments intended to compensate for certain costs incurred in the event of cancellation. In addition, certain commerical aviation contracts contain provisions for termination for convenience similar to those contained in United States Government contracts described below. Longer-term agreements normally provide for price adjustments intended to compensate for deferral of delivery depending upon market conditions.

    A significant portion of the business of Coltec's Menasco, Chandler Evans, Walbar and Delavan Gas Turbine Products divisions has been as a subcontractor and as a prime contractor in supplying products in connection with military programs. Substantially all of Coltec's government contracts are firm fixed-price contracts. Under firm fixed-price contracts, Coltec agrees to perform certain work for a fixed price and, accordingly, realizes all the benefit or detriment occasioned by decreased or increased costs of performing the contracts. From time to time, Coltec accepts fixed-price contracts for products that have not been previously developed. In such cases, Coltec is subject to the risk of delays and cost over-runs. Under United States Government regulations, certain costs, including certain financing costs, portions of research and development costs, and certain marketing expenses related to the preparation of competitive bids and proposals, are not allowable. The Government also regulates the methods under which costs are allocated to Government contracts. With respect to Government contracts that are obtained pursuant to an open bid process and therefore result in a firm fixed price, the Government has no right to renegotiate any profits earned thereunder. In Government contracts where the price is negotiated at a fixed price rather than on a cost-plus basis, as long as the financial and pricing information supplied to the Government is current, accurate and complete, the Government similarly has no right to renegotiate any profits earned thereunder. If the Government later conducts an audit of the contractor and determines that such data were inaccurate or incomplete and that the contractor thereby made an excessive profit, the Government may take action to recoup the amount of such excessive profit, plus treble damages, and take other enforcement actions.

    United States Government contracts are, by their terms, subject to termination by the Government either for its convenience or for default of the contractor. Fixed-price-type contracts provide for payment upon termination for items delivered to and accepted by the Government, and, if the termination is for convenience, for payment of the contractor's costs incurred plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and reasonable profit on its costs incurred. However, if a contract termination is for default, (a) the contractor is paid such amount as may be agreed upon for completed and partially-completed products and services accepted by the Government, (b) the Government is not liable for the contractor's costs with respect to unaccepted items, and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portions of the contracts, and (c) the contractor may be liable for excess costs incurred by the Government in procuring undelivered items from another source.

    In addition to the right of the Government to terminate, Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal-year basis even though contract performance may take many years. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

    A substantial portion of Coltec's automotive products are sold pursuant to the terms and conditions (including termination for convenience provisions) of the major domestic automotive manufacturers' purchase orders, and deliveries are subject to periodic authorizations which are based upon the production schedules of such automotive manufacturers.

RESEARCH AND PATENTS

    Most divisions of Coltec maintain staffs of manufacturing and product engineers whose activities are directed at improving the products and processes of Coltec's operations. Manufactured and development products are subject to extensive tests at various divisional plants. Total research and development cost, including product development, was $22.1 million for 1993, $22.9 million for 1992 and $23.8 million for 1991. Coltec presently has approximately 370 employees engaged in research, development and engineering activities.

    Coltec owns a number of United States and other patents and trademarks and has granted licenses under some of such patents and trademarks. Management does not consider the business of Coltec as a whole to be materially dependent upon any patent, patent right or trademark.

EMPLOYEE RELATIONS

    As of December 31, 1993, Coltec had approximately 10,000 employees, of whom approximately 4,000 were salaried. Approximately 40% of the hourly employees are represented by unions for collective bargaining purposes. Union agreements relate, among other things, to wages, hours and conditions of employment, and the wages and benefits furnished are generally comparable to industry and area practices.

    Nine collective bargaining agreements covering approximately 2,500 hourly employees which expired in 1993 have been renegotiated. In 1994, four collective bargaining agreements covering approximately 400 hourly employees are due to expire. Coltec considers the labor relations of Coltec to be satisfactory, although Coltec does experience work stoppages from time to time.

    Coltec is subject to extensive Government regulations with respect to many aspects of its employee relations, including increasingly important occupational health and safety and equal employment opportunity matters. Failure to comply with certain of these requirements could result in ineligibility to receive Government contracts. These conditions are common to the various industries in which Coltec participates and entail the risk of financial and other exposure.

PROPERTIES

    Coltec operates 60 manufacturing plants in 21 states and in Canada, Mexico, France, the United Kingdom, Australia and Germany. In addition, Coltec has other facilities throughout the United States and in various foreign countries, which include sales offices, repair and service shops, light manufacturing and assembly facilities, administrative offices and warehouses.

    Certain information with respect to Coltec's principal manufacturing plants that are owned in fee, all of which (other than Palmyra, New York) are encumbered pursuant to the 1994 Credit Agreement between Coltec and certain banks and related security documents, is set forth below:

                                                                APPROXIMATE
                                                                 NUMBER OF    APPROXIMATE
           SEGMENT                         LOCATION             SQUARE FEET     ACREAGE
- ------------------------------  ------------------------------  -----------   -----------
Aerospace/ Government           West Hartford, Connecticut (a)   1,200,000        111
                                Beloit, Wisconsin                  856,000         73
                                Burbank, California (b)            472,000         19
                                Ft. Worth, Texas                   324,000         43
                                Oakville, Ontario                  213,000         14
                                Mississauga, Ontario               153,000         10
Automotive                      Bowling Green, Kentucky (c)        456,000         60
                                Longview, Texas                    265,000         52
                                Sallisaw, Oklahoma                 220,000         53
Industrial                      Palmyra, New York                  696,000        121

- ---------
(a) Approximately 239,000 square feet are utilized by the Aerospace/Government segment with the balance leased, available for lease or available for sale.
(b) During 1994, the Burbank, California facility will be closed and production of landing gear will be consolidated at the Ft. Worth, Texas and Oakville, Ontario facilities.
(c) Approximately 352,000 square feet are utilized by the Automotive segment with the balance available for sale.

    In addition to the above facilities, certain manufacturing activities of some industry segments are conducted within leased premises, the largest of which is approximately 173,000 square feet. The Automotive segment has significant manufacturing facilities on leased premises in Water Valley, Mississippi (lease expires in 1994) and Longview, Texas (lease expires in 1997). The Industrial segment has leased facilities located in Quincy, Illinois (lease expires in 1998). Some of these leases provide for options to purchase or to renew the lease with respect to the leased premises.

    Coltec's total manufacturing facilities currently being utilized aggregate approximately 6,500,000 square feet of floor area, of which approximately 5,800,000 square feet of area are owned in fee and the balance is leased.

    Coltec leases approximately 39,000 square feet at 430 Park Avenue, New York, New York, for its executive offices, and has renewal options under such lease through 2001.

    In the opinion of management, Coltec's principal properties, whether owned or leased, are suitable and adequate for the purposes for which they are used and are suitably maintained for such purposes.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of Coltec are set forth below.


             NAME                AGE                    POSITION
- -------------------------------  ---  ---------------------------------------------
David I. Margolis..............  64   Chairman of the Board of Directors, Chief
                                       Executive Officer and Director
John W. Guffey, Jr.............  56   President, Chief Operating Officer and
                                       Director
Paul G. Schoen.................  49   Executive Vice President, Finance, Treasurer
                                       and Chief Financial Officer and Director
Anthony J. diBuono.............  63   Executive Vice President, Secretary and
                                       General Counsel
Laurence H. Polsky.............  50   Executive Vice President, Administration
John M. Cybulski...............  57   Senior Vice President, Aerospace
Richard L. Dashnaw.............  57   Senior Vice President, Group Operations
James J. McHugh................  64   Vice President, Labor Relations
J. Bradford Mooney,              63   Director
 Jr.(a)(b).....................
Joel Moses(a)(b)...............  52   Director
Salvatore J. Cozzolino.........  69   Director
Andrew C. Hilton...............  65   Director
Donald P. Brennan(a)...........  53   Director
Frank V. Sica..................  43   Director
Howard I. Hoffen(a)............  30   Director

- ---------
(a)  Member of the Stock Option and Compensation Committee.
(b)  Member of the Audit Committee.


    Mr. Margolis has been Chairman of the Board, Chief Executive Officer and a Director of Coltec since prior to 1989. He was also President of Coltec from prior to 1989 until May 1991. He also currently serves as a director of Burlington Industries, Inc. Mr. Margolis has been employed by Coltec for the past 31 years.

    Mr. Guffey has been President and Chief Operating Officer of Coltec since May 1991 and a Director since 1991. From prior to 1989 until May 1991, he served as Group President of Coltec and President of the Garlock Mechanical Packing Division. Mr. Guffey has been employed continuously by Coltec for the past nine years and for a total of 15 of the last 21 years, including two years by Garlock prior to its acquisition by Coltec.


    Mr. Schoen has been Executive Vice President, Finance, Treasurer and Chief Financial Officer of Coltec since January 1994. He has been a Director of Coltec since April 1994. From May 1991 until December 1993, he was Senior Vice President, Finance, Treasurer and Chief Financial Officer of Coltec. He served as Senior Vice President and Controller of Coltec from January 1991 until May 1991 and as Vice President--Accounting from prior to 1989 until December 1990. Mr. Schoen has been employed by Coltec for the past 20 years.


    Mr. diBuono has been Executive Vice President, Secretary and General Counsel of Coltec since January 1994. From prior to 1989 until December 1993, he served as Senior Vice President, Secretary and General Counsel of Coltec. Mr. diBuono has been employed by Coltec for the past 25 years.

    Mr. Polsky has been Executive Vice President, Administration of Coltec since January 1994. From April 1992 until December 1993, he served as Senior Vice President, Administration of Coltec. He was Vice President, Personnel for Cooper Industries, Inc., an industrial manufacturing company, from prior to 1989 until April 1992.

    Mr. Cybulski has been Senior Vice President, Aerospace of Coltec since May 1991. He served as Group President of Coltec from March 1989 until May 1991 and served as President of Menasco Aerospace Ltd., a subsidiary of Coltec, from prior to 1989 until June 1991. Mr. Cybulski has been employed by Coltec for the past 13 years.

    Mr. Dashnaw has been Senior Vice President, Group Operations of Coltec since January 1994. He served as Group President of Coltec from February 1991 until December 1993 and has served as President of Fairbanks Morse Engine Division since prior to 1989. Mr. Dashnaw has been employed by Coltec for the past seven years.

    Mr. McHugh has served as Vice President, Labor Relations of Coltec since prior to 1989. Mr. McHugh has been employed by Coltec for the past 14 years.

    Mr. Mooney is a Rear Admiral (retired) in the U.S. Navy. From January 1989 until March 1992, he served as President and Managing Director of Harbor Branch Oceanographic Institution, Inc., a marine research organization. He has also been a consultant in ocean engineering and research management since his retirement from the U.S. Navy in September 1987.


    Professor Moses has been Dean of the School of Engineering, and D.C. Jackson Professor of Computer Science and Engineering, at Massachusetts Institute of Technology ("MIT"), since January 1991. He was head of the Department of Electrical Engineering and Computer Science of MIT from prior to 1989 until August 1989. He was a Visiting Professor at the Harvard Graduate School of Business Administration from September 1989 until June 1990. He is also a director of Analog Devices, Inc.



    Mr. Cozzolino has been a Director of Coltec since prior to 1989. From May 1991 until January 1994, he served as Vice Chairman of the Board of Directors of Coltec and from prior to 1989 until May 1991, he was Executive Vice President and Treasurer of Coltec. Mr. Cozzolino retired from his position as a Vice Chairman in January 1994.



    Dr. Hilton has been a Director of Coltec since prior to 1989. From May 1991 until January 1994, he served as Vice Chairman of the Board of Directors of Coltec and from prior to 1989 until May 1991, he was an Executive Vice President of Coltec. Dr. Hilton retired from his position as a Vice Chairman in January 1994.


    Mr. Brennan has been a Managing Director of Morgan Stanley since 1984 and is a member of its Management Committee. He is responsible for Morgan Stanley's Merchant Banking Division and is Chairman, President and a director of MSLEF II, Inc., Morgan Stanley Equity Investors Inc. and Morgan Stanley Capital Partners III, Inc. Mr. Brennan also serves as a director of Coltec, Agricultural Minerals and Chemicals Inc., Agricultural Minerals Corporation, A/S Bulkhandling, Beaumont Methanol Corporation, Container Corporation of America, Fort Howard Corporation, Hamilton Services Limited, Jefferson Smurfit Corporation, PSF Finance Holdings Inc., SIBV/MS Holdings, Inc., Shuttleway and Stanklav Holdings, Inc. Mr. Brennan is Deputy Chairman and a director of Waterford Wedgwood plc and a director of Waterford Wedgwood U.K. plc.

    Mr. Sica has been a Managing Director of Morgan Stanley since 1988 and is a director of MSLEF II, Inc., Morgan Stanley Equity Investors Inc. and Morgan Stanley Capital Partners III, Inc. He also serves as a director of Coltec, ARM Financial Group, Inc., Consolidated Hydro, Inc., EMMIS Broadcasting Corporation, Fort Howard Corporation, Integrity Life Insurance Company, Interstate Natural Gas Company, Kohl's Corporation, National Integrity Life Insurance Company, PageMart, Inc., Southern Pacific Rail Corporation and Sullivan Communications, Inc.

    Mr. Hoffen has been a Vice President of Morgan Stanley, MSLEF II, Inc., Morgan Stanley Equity Investors Inc. and Morgan Stanley Capital Partners III, Inc. since January 1994. From September 1989 until January 1994, he was an Associate of Morgan Stanley. Mr. Hoffen also serves as a director of Coltec, Amerin Guaranty Corporation and Interstate Natural Gas Company.


    The Board of Directors intends to nominate Messrs. Margolis, Guffey, Schoen and Mooney and Professor Moses for election as Directors at the 1994 Annual Meeting of Shareholders (the "1994 Annual

Meeting"). The Board also intends to nominate another person having no affiliation with Coltec for election to the Board at the 1994 Annual Meeting. Mr. Cozzolino and Dr. Hilton will not be nominated for reelection to the Board. Upon the completion of the Offering, Messrs. Brennan, Sica and Hoffen will resign from the Board and will not be nominated for reelection to the Board.



    Following the completion of the Offering, and if the Board's nominees are elected as Directors at the 1994 Annual Meeting, Coltec anticipates that thereafter the Board will appoint Mr. Mooney and Professor Moses as the members of the Audit Committee and the Stock Option and Compensation Committee. In addition, following the completion of the Offering, and if the Board's nominees are elected as Directors at the 1994 Annual Meeting, Coltec anticipates that as soon as practicable thereafter an additional director having no other affiliation with Coltec will be appointed to the Board with the result that the Board would then be comprised of a majority of members having no other affiliation with Coltec.

                              SELLING STOCKHOLDERS

    Set forth below is certain information concerning the ownership, as of February 25, 1994, of the Common Stock, and as adjusted to give effect to the sale of the Shares offered hereby, by each Selling Stockholder and by all directors and executive officers of Coltec as a group.


                                              SHARES OWNED                       SHARES OWNED
                                           BEFORE THE OFFERING                AFTER THE OFFERING
                                          ---------------------    SHARES    --------------------
                                          NUMBER OF                BEING     NUMBER OF
                  NAME                      SHARES     PERCENT    OFFERED     SHARES     PERCENT
- ----------------------------------------  ----------  ---------  ----------  ---------  ---------
The Morgan Stanley Leveraged
 Equity Fund II, L.P.(a)
 1251 Avenue of the Americas,
 New York, NY 10020                       14,898,000      21.4 % 14,898,000     --         --
Colt Equity Investors, L.P.(b)
 1251 Avenue of the Americas,
 New York, NY 10020                        1,641,263       2.4    1,641,263     --         --
Morgan Stanley Group Inc.
 1251 Avenue of the Americas,
 New York, NY 10020                        2,535,143       3.6    2,535,143     --         --
Mellon Bank, N.A., as trustee for
 First Plaza Group Trust
 One Mellon Bank Center,
 Pittsburgh, PA 15258                      1,695,889       2.4    1,695,889     --         --
Leeway & Co.
 c/o State Street Bank and Trust Company
 Master Trust Division
 One Enterprise Drive,
 North Quincy, MA 02171                    1,695,889       2.4    1,695,889     --         --
Salvatore J. Cozzolino                       465,916(c)        *    372,450     93,466(c)    *
Andrew C. Hilton                             465,916(d)        *    372,450     93,466(d)    *
All directors and executive officers as
 a group (13 persons)                      1,706,092(e)      2.4     --      1,706,092(e)      2.4

- ---------
*     Represents less than 1% of class.
(a) MSLEF II, Inc. is the sole general partner of MSLEF II and is a wholly owned subsidiary of Morgan Stanley Group.
(b) Morgan Stanley Equity Investors Inc. is the sole general partner of Colt Equity Investors, L.P. and is a wholly owned subsidiary of Morgan Stanley Group.
(c) Includes options to purchase 66,000 shares of Common Stock exercisable within 60 days. Mr. Cozzolino, a Director of Coltec, retired as Vice Chairman in January 1994.
(d) Includes options to purchase 66,000 shares of Common Stock exercisable within 60 days. Dr. Hilton, a Director of Coltec, retired as Vice Chairman in January 1994.
(e) Excludes any shares of Common Stock beneficially owned by Mr. Cozzolino or Dr. Hilton. Includes options to purchase 384,000 shares of Common Stock exercisable within 60 days and 23,626 shares held by the trustee for the Coltec Retirement Savings Plan for Salaried Employees.

                          DESCRIPTION OF CAPITAL STOCK

    Coltec's authorized capital stock consists of 100 million shares of Common Stock, par value $.01 per share, and 2.5 million shares of preferred stock, par value $.01 per share ("Preferred Stock"). The following summary description of the capital stock of Coltec does not purport to be complete and is qualified in its entirety by reference to Coltec's Restated Articles of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and Pennsylvania corporate law. See "Additional Information".

COMMON STOCK

    Subject to the prior rights of any series of Preferred Stock that may from time to time be authorized and outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, as and if declared by the Board of Directors and to receive pro rata the net assets of Coltec legally available for distribution upon liquidation or dissolution. Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter submitted to a vote of shareholders, including the election of directors. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue the Preferred Stock in one or more classes or series and to fix the voting powers, preferences and relative participating, optional or other special rights, without any further vote or action by the shareholders. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Coltec. Coltec has no current plans to issue any of the Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

    The Restated Articles of Incorporation provide that any action required or permitted to be taken by the shareholders of Coltec may be effected only at an annual or special meeting of shareholders, and prohibits shareholders' action by written consent in lieu of a meeting. Coltec's By-laws provide that special meetings of shareholders may be called only by the chairman or by a majority of the members of the Board of Directors. Shareholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of shareholders.

    Coltec's By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors as well as for other shareholder proposals to be considered at shareholders' meetings. Notice of shareholder proposals and director nominations must be timely given in writing to the Secretary of Coltec prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain certain information specified in Coltec's By-laws.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

    The Restated Articles of Incorporation provide for indemnification of officers and directors of Coltec to the extent permitted by Pennsylvania law, which generally permits indemnification for actions taken by officers or directors as representatives of Coltec in good faith and in a manner reasonably believed to be in or not opposed to Coltec's best interests, subject to certain limitations.

    In accordance with Pennsylvania law, the Restated Articles of Incorporation and Coltec's By-laws contain provisions eliminating the personal liability of directors to Coltec and its shareholders for monetary damages for breaches of their fiduciary duties, except for breach of a director's duty to act with statutorily defined due care and for a breach which constitutes self-dealing, willful misconduct or recklessness. The applicable provisions of Pennsylvania law pertain only to breaches of duty by directors as directors and not in any other corporate capacity, including as officers. As a result of the inclusion of such provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

STATUTORY PROVISIONS

    On April 27, 1990, the Pennsylvania Business Corporation Law of 1988 (the "BCL") was amended, among other things, to protect public companies from hostile takeover attempts. Set forth below is a summary of significant anti-takeover provisions of the BCL. Such provisions may delay, defer or prevent a takeover attempt that a shareholder might consider to be in its best interest. As indicated, and as permitted by the BCL, Coltec has elected not to be governed by certain anti-takeover provisions.

    STATUTORY PROVISIONS APPLICABLE TO COLTEC

    BUSINESS COMBINATIONS (SUBCHAPTER 25-F). A public corporation may not engage in any business combination with a 20% shareholder for five years following the 20% acquisition unless: (a) the combination or the purchase of the control shares was approved by the board of directors before the date that the shareholder became an interested shareholder or (b)(i) the combination is approved by the holders of a majority of the shares not controlled by the interested shareholder at a special meeting held not less than three months after the shareholder acquired an 80% voting stake, and the aggregate amount of the offer meets certain fair price criteria or (ii) by unanimous vote. If the combination was not previously approved, the 20% shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the shares not owned by the acquiror or the aggregate amount of the offer meets certain fair price criteria.

    FIDUCIARY OBLIGATIONS OF DIRECTORS (SECTIONS 1715 ET AL.). In discharging their duties, directors may, in considering the best interests of the corporation, consider (a) the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and communities in which the corporation is located, (b) the short-term and long-term interests of the corporation, including the possibility that these interests may be best served by the corporation's continued independence, (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control and (d) all other pertinent factors. Directors need not treat any corporate interest or interests of any particular group affected by such action (e.g., shareholders) as the dominant or controlling interest or factor.

    STATUTORY PROVISIONS INAPPLICABLE TO COLTEC

    CONTROL TRANSACTIONS (SUBCHAPTER 25-E). Any person who acquires the direct or indirect power to control the vote of at least 20% of the outstanding voting interests in a public corporation is required to pay any other shareholder who exercises his rights under the BCL an amount equal to the fair value of the voting shares held by such shareholder as of the date of the transaction pursuant to which control of at least 20% voting interest was obtained.

    CONTROL SHARE ACQUISITION (SUBCHAPTER 25-G). Subject to safe harbors for certain acquiring persons, shareholder approval is required before a person who acquires (or seeks to acquire) ownership or voting power over "control shares" of a public corporation may vote the control shares. Control shares are defined in terms of crossing any one of three specified thresholds of percentage ownership of voting power (20%, 33 1/3% or 50%). The public corporation has the right to redeem the control shares (at their market price at the time of redemption) if the acquiror fails to obtain the approval of the remaining shareholders or fails to complete the control transaction.

    DISGORGEMENT OF PROFITS (SUBCHAPTER 25-H). Subject to safe harbors for certain acquiring persons, disgorgement to the public corporation is mandated for profits realized by a person or group that (a) acquires stock from the public corporation itself or from the shareholders within two years before or 18 months after the person or group attempts to acquire 20% or more of a public corporation's voting power, or publicly discloses that it is seeking to acquire control of the public corporation and (b) then sells that stock within 18 months after such an attempt or disclosure.

    SEVERANCE  PAY  (SUBCHAPTER  25-I).   Severance  payments  must  be  made to
employees of public corporations who are terminated within 24 months after a control share acquisition approved by shareholders.

    LABOR  CONTRACTS (SUBCHAPTER 25-J).   Labor contracts  are preserved after a
control share acquisition approved by shareholders.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The following summary of agreements governing the 1994 Credit Agreement and certain other outstanding long-term indebtedness of Coltec does not purport to be complete and is qualified in its entirety by reference to the various agreements, copies of which have been filed, or incorporated by reference, as exhibits to Coltec's Annual Report of Form 10-K for the fiscal year ended December 31, 1993, which is incorporated by reference in this Prospectus. Capitalized terms used but not defined herein have the meanings assigned to them in the various agreements described.

1994 CREDIT AGREEMENT

    Coltec has entered into the 1994 Credit Agreement among Coltec, the various financial institutions named therein (the "Lenders"), Credit Lyonnais New York Branch, the Bank of Montreal, The Industrial Bank of Japan, Limited, New York Branch and The Bank of Nova Scotia, as Co-Agents thereunder, and Bankers Trust Company, as Administrative Agent thereunder, pursuant to which the Lenders have agreed, subject to certain conditions, to provide up to $415 million of financing to Coltec under a revolving loan facility (the "Revolving Loan Facility") from time to time until June 30, 1999. The 1994 Credit Agreement also provides for the issuance of letters of credit in an aggregate amount of up to $100 million under the Revolving Loan Facility; provided that at no time shall the aggregate principal amount of loans outstanding, together with the aggregate face amount of letters of credit issued, under the Revolving Loan Facility exceed $415 million.

    PREPAYMENTS AND COMMITMENT REDUCTIONS

    The Revolving Loan Facility is subject to mandatory commitment reductions and corresponding prepayments of $50 million on each of January 11, 1997 and January 11, 1998. In addition, the 1994 Credit Agreement requires certain other mandatory commitment reductions and corresponding prepayments from the net proceeds of certain sales of assets and certain issuances of debt or equity securities. The 1994 Credit Agreement also permits voluntary prepayments and commitment reductions of the Revolving Loan Facility from time to time.

    INTEREST

    Loans under the 1994 Credit Agreement bear interest at an annual rate equal to, at Coltec's option, (a) the Base Rate (as described below) or (b) the Eurodollar Rate (as described below) plus 1.00%; PROVIDED that the Eurodollar Rate may be reduced from time to time based on the achievement of specified ratios of Coltec's EBIDTA to Interest Expense (as defined in the 1994 Credit Agreement) and of certain ratings of Coltec's long-term unsecured indebtedness by Standard & Poor's Rating Group and Moody's Investors Service, Inc. Interest on Base Rate Loans is payable quarterly and interest on Eurodollar Rate Loans is payable at the end of the relevant interest period (but not less often than quarterly). The default rate of interest for all Loans is equal to the higher of
(a) the Base Rate applicable to such Loans plus 2.25% per annum and (b) the Eurodollar Rate applicable to such Loans plus 2.00% per annum. The "Base Rate" is the higher of (a) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (b) the rate that Bankers Trust Company announces as its prime lending rate, as in effect from time to time. The "Eurodollar Rate" is the average of the quotations for one, two, three or six-month London Interbank Offered Rate offered to first class banks in the New York interbank Eurodollar market by Bankers Trust Company, adjusted for statutory reserves at all times.

    GUARANTEES

    Amounts owed under or in respect of the 1994 Credit Agreement by Coltec are guaranteed by each of the material domestic subsidiaries of Coltec, whether now existing or hereafter acquired or organized.

    SECURITY

    All the obligations of Coltec under the 1994 Credit Agreement and the other loan documents and under the interest rate protection agreements of Coltec maintained with a Lender, and all the obligations of the subsidiaries of Coltec guaranteeing the obligations of Coltec thereunder, are secured by (a) all the common stock of each current or future material domestic subsidiary of Coltec and 66% of the common stock of any current or future foreign subsidiary of Coltec that is owned by Coltec or any of its domestic subsidiaries; (b) substantially all the inventory, machinery and equipment, patents, trademarks and other personal property of Coltec and its material domestic subsidiaries; and (c) certain real estate and fixtures thereon owned by Coltec and its material domestic subsidiaries.

    COVENANTS

    The 1994 Credit Agreement contains certain customary covenants, including restrictive covenants that, subject to certain exceptions, impose limitations on the ability of Coltec and its subsidiaries to, among other things: (a) create or incur additional indebtedness or contingent obligations; (b) create or incur additional liens; (c) merge with other entities; (d) dispose of a material portion of their assets or acquire all or substantially all of the business or assets of other entities; (e) invest in or make loans to other entities; (f) enter into certain real property leases, operating leases or sale-leaseback transactions; (g) pay dividends and redeem or repurchase capital stock; (h) engage in certain transactions with affiliates; (i) pay, prepay, repurchase or retire outstanding indebtedness; and (j) amend the terms of certain indebtedness and other material agreements. The 1994 Credit Agreement also restricts the maximum amount of capital expenditures that may be made by Coltec and its subsidiaries in any fiscal year as follows: 1994--$50 million; 1995-- $55 million; 1996--$60 million; 1997--$65 million and 1998 and thereafter--$70 million; PROVIDED that Coltec and its subsidiaries may use up to $25 million of any amount permitted to be made and remaining unutilized from any fiscal year in the immediately succeeding fiscal year. In addition, the 1994 Credit Agreement includes financial covenants requiring Coltec to maintain (a) a ratio of Consolidated Current Assets to Consolidated Current Liabilities (in each case, as defined in the 1994 Credit Agreement) of at least 1.25 to 1 at all times and
(b) an Interest Coverage Ratio (as defined in the 1994 Credit Agreement) for any four fiscal quarter period ending on or prior to December 31, 1994 of at least
2.25 to 1 and for any four  fiscal quarter period ending thereafter of at  least
2.50 to 1.

    EVENTS OF DEFAULT

    The 1994 Credit Agreement contains customary events of default, including but not limited to: (a) nonpayment of principal, interest, fees or other amounts when due; (b) violation of covenants; (c) failure of any representation or warranty to be true in all material respects when made; (d) cross-default and cross-acceleration; (e) bankruptcy events; (f) material judgments rendered against Coltec; (g) violation of certain ERISA provisions; (h) change of control; and (i) invalidity of any loan document or security interest created thereunder.

9 3/4% SENIOR NOTES DUE 1999 AND 9 3/4% SENIOR NOTES DUE 2000

    The 9 3/4% Senior Notes Due 1999 (the "Senior Notes Due 1999") were issued under an Indenture dated as of October 26, 1992 (the "Senior Notes Due 1999 Indenture"), between Coltec and United States Trust Company of New York, as Trustee. The Senior Notes Due 1999 are unsecured senior obligations of Coltec, mature on November 1, 1999, and bear interest at the rate of 9 3/4% per annum, payable semiannually on May 1 and November 1 of each year. The 9 3/4% Senior Notes Due 2000 (the "Senior Notes Due 2000") were issued under an Indenture dated as of April 1, 1992 (the "Senior Notes Due 2000 Indenture"), between Coltec and United States Trust Company of New York, as Trustee. The Senior Notes Due 2000 are unsecured senior obligations of Coltec, mature on April 1, 2000, and bear interest at the rate of 9 3/4% per annum, payable semiannually on April 1 and October 1 of each year. Neither the Senior Notes Due 1999 nor the Senior Notes Due 2000 are redeemable prior to maturity.

    The Senior Notes Due 1999 Indenture and the Senior Notes Due 2000 Indenture each contain covenants that (a) limit, under certain circumstances, the ability of Coltec and certain of its subsidiaries to incur additional indebtedness and contingent obligations, enter into sale-leaseback transactions or grant liens;
(b) limit the ability of Coltec and certain of its subsidiaries to redeem or reacquire, prior to any scheduled maturity, repayment or sinking fund payment any indebtedness of Coltec that ranks PARI PASSU with or is subordinate in right of payment to the Senior Notes Due 1999 or Senior Notes Due 2000, as the case may be, which is scheduled to mature on or after the maturity date of the Senior Notes Due 1999 or Senior Notes Due 2000, as the case may be, or pay dividends or make other distributions on account of, or reacquire, any shares of any class of its capital stock; (c) limit the investments which may be made by Coltec and certain of its subsidiaries; (d) limit the ability of certain subsidiaries of Coltec to issue capital stock in certain circumstances; (e) limit the ability of Coltec and certain of its subsidiaries to engage in transactions with certain of Coltec's affiliates; (f) limit the ability of Coltec to merge, consolidate or sell all or substantially all its assets; (g) prohibit, subject to certain exceptions, Coltec or certain of its subsidiaries from creating or permitting to exist any consensual encumbrance or restriction on the ability of such subsidiaries to pay dividends, repay certain indebtedness owed to Coltec or any such subsidiary thereof or transfer assets to Coltec or certain of its subsidiaries; and (h) require that the proceeds of certain sales of assets be used to make an offer to repurchase the Senior Notes Due 1999 or Senior Notes Due 2000, as the case may be.

11 1/4% DEBENTURES DUE 1996-2015

    The 11 1/4% Debentures due 1996-2015 (the "Debentures") were issued under an Indenture dated as of December 1, 1985 between Coltec and the Bank of New York (as successor to Mellon Bank, N.A.), as trustee (the "1985 Indenture").

    The Debentures are redeemable at Coltec's option, in whole or in part, from time to time at redemption prices determined by year of redemption. Coltec may not, however, effect the optional redemption prior to December 1, 1995, directly or indirectly, from or in anticipation of borrowed funds having an annual interest cost of less than 11 1/4%.

    The 1985 Indenture contains, among others, covenants that restrict the incurrence of secured debt and sale-leaseback transactions by Coltec and certain of its subsidiaries. In connection with the consummation of the 1992 Recapitalization, Coltec's obligations under the 1985 Indenture and the Debentures were secured, and any other indebtedness that Coltec may incur under the 1985 Indenture will be secured, by certain assets of Coltec and its subsidiaries equally and ratably, as and to the extent required by the 1985 Indenture, with Coltec's obligations under the 1994 Credit Agreement.

10 1/4% SENIOR SUBORDINATED NOTES DUE 2002

    The 10 1/4% Senior Subordinated Notes Due 2002 (the "Subordinated Notes") were issued under an Indenture dated as of April 1, 1992 (the "Subordinated Note Indenture"), between Coltec and Norwest Bank Minnesota, National Association, as Trustee. The Subordinated Notes are unsecured senior subordinated obligations of Coltec, mature on April 1, 2002, and bear interest at the rate of 10 1/4% per annum, payable semiannually on April 1 and October 1 of each year. The Subordinated Notes are redeemable, in whole or in part, at Coltec's option, at any time on or after April 1, 1997, at specified redemption prices (expressed in percentages of principal amount), together with accrued interest to the redemption date, starting at 105.125% of the principal amount and declining thereafter.

    The Subordinated Note Indenture contains covenants that (a) limit, under certain circumstances, the ability of Coltec and certain of its subsidiaries to incur additional indebtedness and contingent obligations or grant liens; (b) limit the ability of Coltec and certain of its subsidiaries to redeem or reacquire, prior to any scheduled maturity, repayment or sinking fund payment, any indebtedness of Coltec that ranks PARI PASSU with or is subordinate in right of payment to the Subordinated Notes, which is scheduled to mature on or after the maturity date of the Subordinated Notes, or pay dividends or make other distributions on account of, or reacquire, any shares of any class of its capital stock; (c) limit the investments which may be made by Coltec and certain of its subsidiaries; (d) prohibit the issuance by Coltec of any indebtedness that is by its terms senior in right of payment to the Subordinated Notes and subordinate to any "senior indebtedness" (as such term is defined in the Subordinated Note Indenture) of Coltec; (e) limit the ability of Coltec and certain of its subsidiaries to engage in transactions with certain of Coltec's affiliates; (f) limit the ability of Coltec to merge, consolidate or sell all or substantially all its assets; (g) prohibit, subject to certain exceptions, Coltec or certain of its subsidiaries from creating or permitting to exist any consensual encumbrance or restriction on the ability of such subsidiaries to pay dividends, repay certain indebtedness owed to Coltec or any such subsidiary thereof or transfer assets to Coltec or certain of its subsidiaries; and (h) require that the proceeds of certain sales of assets be used to make an offer to repurchase the Subordinated Notes.

    The Subordinated Notes are subordinate in right of payment to all "senior indebtedness" of Coltec, as such term is defined in the Subordinated Note Indenture. As defined in the Subordinated Note Indenture, "senior indebtedness" includes, among other things, indebtedness under the 1994 Credit Agreement, the Senior Notes Due 1999, the Senior Notes Due 2000 and the Debentures.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such Common Stock. In general, a "Non-U.S. Holder" is any person holding Common Stock other than (a) a citizen or resident of the United States, (b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (c) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current provisions of the Code, and administrative and judicial interpretations of the Code as of the date hereof, all of which are subject to change, and is for general information only. The discussion does not address aspects of federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

DIVIDENDS

    In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are (a) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, and (b) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business and, if applicable, attributable to such a permanent establishment, will generally not be subject to withholding (if the Non-U.S. Holder files certain forms with the payor of the dividend) and will generally be subject to United States federal income tax at the same rates applicable to U.S. Holders. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) but only, if a tax treaty applies, if such earnings and profits also are attributable to a U.S. permanent establishment. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country. Proposed Treasury regulations, if finally adopted, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name and address and an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof.

SALE OF COMMON STOCK

    Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such Holder's Common Stock unless (a) Coltec is or has been a "U.S. real property holding corporation" for federal income tax purposes (which Coltec does not believe that it has been or is likely to become) and, in the event that the Common Stock is "regularly traded" for such purposes, the Non-U.S. Holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock; (b) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (c) the Common Stock is disposed of by a Non-U.S. Holder who is an individual, who holds the Common Stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or (d) the Non-U.S. Holder is an individual who is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates.

ESTATE TAX

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Coltec must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply under existing Treasury regulations to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. This exemption may be affected, on a prospective basis, if the Treasury regulations are revised to eliminate the foreign address method for determining the applicability of the 30% withholding tax or any lower treaty rate as discussed above.

    The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and generally will not be subject to information reporting. Under the existing Treasury regulations, unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder, information reporting will apply to dispositions through (a) a non-U.S. office of a U.S. broker, and (b) a non-U.S. office of a non-U.S. broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the Non-U.S. Holder's United States federal income tax liability, if any), provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITERS

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, the U.S. Underwriters named below have severally agreed to purchase, and the Selling Stockholders have severally agreed to sell to them, and the International Underwriters named below have severally agreed to purchase, and the Selling Stockholders have severally agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                   NUMBER
NAME                                                             OF SHARES
- ------------------------------------------------------------  ----------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  CS First Boston Corporation...............................
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
  Wertheim Schroder & Co. Incorporated......................
                                                              ----------------
    Subtotal................................................        18,611,084
                                                              ----------------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  CS First Boston Limited...................................
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Merrill Lynch International Limited.......................
  Wertheim Schroder International Limited...................
                                                              ----------------
    Subtotal................................................         4,600,000
                                                              ----------------
      Total.................................................        23,211,084
                                                              ----------------
                                                              ----------------

    The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters". The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby if any such shares are taken.

    Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain transactions specified in the Agreement Between U.S. and
International Underwriters. With respect to Donaldson, Lufkin & Jenrette Securities Corporation, the foregoing representations and agreements (a) made by it in its capacity as a U.S. Underwriter will apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter, (b) made by it in its capacity as an International Underwriter will apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (c) will not restrict its ability to distribute this Prospectus in its capacity as a U.S. Underwriter or as an International

Underwriter. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of any person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

    Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

    Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (a) it has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom by means of any document (other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985);
(b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document which consists of, or is part of, listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act 1986, to any person of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1988, or to any person to whom the document may otherwise lawfully be issued or passed on.

    The Underwriters propose to offer part of the Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $
per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to other Underwriters or to certain dealers.

    Coltec has agreed that, without the prior written consent of Morgan Stanley, it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date hereof, other than Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock and issued pursuant to employee benefit plans of Coltec which
are  in existence  on the date  hereof. In addition,  holders of       shares of
Common Stock, including all executive officers and directors, have agreed (with certain limited exceptions) not to offer, sell, contract to sell or otherwise dispose of such shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date hereof without the prior written consent of Morgan Stanley.

    In the Underwriting Agreement, Coltec and the Selling Stockholders have agreed to indemnify the several Underwriters, and Coltec has agreed to indemnify the Selling Stockholders, against certain liabilities, including liabilities under the Securities Act.

    The provisions of Schedule E ("Schedule E") to the by-laws of the National Association of Securities Dealers, Inc. (the "NASD") apply to the Offering. Pursuant to the provisions of Schedule E, NASD members may not execute transactions in the Common Stock in discretionary accounts without the prior written approval of the customer.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock offered hereby will be passed upon for Coltec by Shearman & Sterling, New York, New York and Reed Smith Shaw & McClay, Pittsburgh, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS


    The financial statements and schedules included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS


                                                         PAGE
                                                         ----
Consolidated Balance Sheet.............................  F-2
Consolidated Statement Of Earnings.....................  F-4
Consolidated Statement Of Cash Flows...................  F-5
Consolidated Statement Of Shareholders' Equity.........  F-6
Notes To Financial Statements..........................  F-7
Report Of Independent Public Accountants...............  F-26

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                               DECEMBER 31,
                                                           --------------------
                                                             1993        1992
                                                           --------    --------
                                                              (IN THOUSANDS)
Current assets
  Cash and cash equivalents (Notes 1 and 7)............    $  5,749    $  7,155
  Accounts and notes receivable (Notes 7 and 15)
    Trade..............................................     124,640     123,331
    Other..............................................      41,051       4,959
                                                           --------    --------
                                                            165,691     128,290
    Less allowance for doubtful accounts...............       4,170       4,614
                                                           --------    --------
                                                            161,521     123,676
  Inventories (Note 1)
    Finished goods.....................................      39,206      42,044
    Work in process and finished parts.................     103,166     102,787
    Raw materials and supplies.........................      25,405      22,075
                                                           --------    --------
                                                            167,777     166,906
  Deferred income taxes (Note 5).......................      17,036      33,080
  Other current assets.................................       8,587       7,710
                                                           --------    --------
    Total current assets...............................     360,670     338,527
Property, plant and equipment, at cost (Note 1)
  Land and improvements................................      18,202      18,637
  Buildings and equipment..............................     130,085     132,013
  Machinery and equipment..............................     479,220     462,992
  Leasehold improvements...............................       8,445       8,491
  Construction in progress.............................      21,285      17,988
                                                           --------    --------
                                                            657,237     640,121
  Less accumulated depreciation and amortization.......     431,908     413,312
                                                           --------    --------
                                                            225,329     226,809
Costs in excess of net assets acquired, net of
 amortization (Note 1).................................     132,550     133,883
Other assets (Notes 6, 7 and 15).......................      87,863     129,557
                                                           --------    --------
                                                           $806,412    $828,776
                                                           --------    --------
                                                           --------    --------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                              1993            1992
                                                           -----------     -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Current liabilities
  Current maturities of long-term debt (Notes 6, 7 and
   16).................................................    $     1,543     $    48,645
  Accounts payable.....................................         64,791          59,287
  Accrued expenses
    Salaries, wages and employee benefits..............         40,946          49,661
    Taxes..............................................         30,103          30,876
    Interest...........................................         23,887          20,626
    Other..............................................         32,272          29,100
                                                           -----------     -----------
                                                               127,208         130,263
  Current portion of liabilities of discontinued
   operations..........................................          4,000           5,046
                                                           -----------     -----------
      Total current liabilities........................        197,542         243,241
Long-term debt (Notes 6, 7 and 16).....................      1,032,089       1,073,450
Deferred income taxes (Note 5).........................         27,543          53,116
Other liabilities......................................        132,367          79,854
Liabilities of discontinued operations.................         42,361          45,759
Commitments and contingencies (Note 15)
Shareholders' equity (Notes 1, 8, 9 and 13)
  Preferred stock
   $.01 par value, 2,500,000 shares authorized, shares
   outstanding -- none.................................        --              --
  Common stock
   $.01 par value, 100,000,000 shares authorized,
   69,943,341 and 69,853,464 shares issued at December
   31, 1993 and 1992, respectively (excluding
   25,000,000 shares held by a wholly-owned subsidiary
   at December 31, 1993)...............................            699             699
  Capital in excess of par value.......................        636,846         634,088
  Retained earnings (deficit)..........................     (1,251,465)     (1,298,899)
  Unearned compensation -- restricted stock awards.....         (5,552)         (7,221)
  Minimum pension liability............................         (4,205)        --
  Foreign currency translation adjustments.............          1,077           4,689
                                                           -----------     -----------
                                                              (622,600)       (666,644)
  Less cost of 179,309 shares of common stock in
   treasury at December 31, 1993.......................         (2,890)        --
                                                           -----------     -----------
                                                              (625,490)       (666,644)
                                                           -----------     -----------
                                                           $   806,412     $   828,776
                                                           -----------     -----------
                                                           -----------     -----------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                1993        1992        1991
                                                                             ----------  ----------  ----------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                             DATA)
Net sales..................................................................  $1,334,829  $1,368,703  $1,372,979
                                                                             ----------  ----------  ----------
Costs and expenses
  Cost of sales............................................................     905,464     944,405     966,791
  Selling and administrative...............................................     192,437     181,176     177,168
  Restructuring charge (Note 3)............................................      25,219      --          --
                                                                             ----------  ----------  ----------
    Total costs and expenses...............................................   1,123,120   1,125,581   1,143,959
                                                                             ----------  ----------  ----------
Operating income...........................................................     211,709     243,122     229,020
Dividend income............................................................      --          --           1,431
                                                                             ----------  ----------  ----------
Earnings before interest, income taxes and extraordinary item..............     211,709     243,122     230,451
Interest and debt expense, net.............................................     110,190     135,862     199,942
                                                                             ----------  ----------  ----------
Earnings before income taxes and extraordinary item........................     101,519     107,260      30,509
Provision for income taxes (Note 5)........................................      36,293      42,577      28,300
                                                                             ----------  ----------  ----------
Earnings before extraordinary item.........................................      65,226      64,683       2,209
Extraordinary item (Note 4)................................................     (17,792)   (106,930)        591
                                                                             ----------  ----------  ----------
Net earnings (loss)........................................................  $   47,434  $  (42,247) $    2,800
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Earnings (loss) per common share (Note 1)
  Before extraordinary item................................................  $      .94  $     1.11  $      .09
  Extraordinary item.......................................................        (.26)      (1.83)        .02
                                                                             ----------  ----------  ----------
  Net earnings (loss)......................................................  $      .68  $     (.72) $      .11
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Weighted average number of common and common equivalent shares.............      69,591      58,413      25,000
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------
                                                                                1993        1992         1991
                                                                             ----------   ---------   ----------
                                                                                       (IN THOUSANDS)
Cash flows from operating activities
  Net earnings (loss)......................................................  $   47,434   $ (42,247)  $    2,800
  Adjustments to reconcile net earnings (loss) to cash
    Extraordinary item.....................................................      17,792     106,930         (591)
    Restructuring charge...................................................      25,219      --           --
    Depreciation and amortization..........................................      49,092      49,129       44,916
    Noncash interest expense, net..........................................      --          25,180       92,991
    Deferred income taxes..................................................     (10,766)    (17,829)      22,607
    Receivable from insurance carriers.....................................       3,056     (15,660)      (2,816)
    Payment of liabilities of discontinued operations......................      (4,444)     (6,166)      (4,152)
    Other operating items..................................................     (11,809)      2,032      (13,702)
                                                                             ----------   ---------   ----------
                                                                                115,574     101,369      142,053
                                                                             ----------   ---------   ----------
Changes in assets and liabilities
  Accounts and notes receivable............................................      (2,007)     (7,896)      13,158
  Inventories..............................................................      (2,871)     15,261       25,099
  Deferred income taxes....................................................       3,501        (216)      (6,658)
  Other current assets.....................................................        (877)        738        1,235
  Accounts payable.........................................................       4,067      (4,819)      (4,587)
  Accrued expenses.........................................................     (12,169)     15,450      (21,060)
                                                                             ----------   ---------   ----------
    Changes in assets and liabilities......................................     (10,356)     18,518        7,187
                                                                             ----------   ---------   ----------
    Cash provided by operating activities..................................     105,218     119,887      149,240
                                                                             ----------   ---------   ----------
Cash flows from investing activities
  Cash received in Holdings reorganization.................................      26,749      --           --
  Proceeds from sale of an investment......................................      --           3,733       12,035
  Capital expenditures.....................................................     (38,587)    (24,997)     (26,239)
  Other -- net.............................................................       1,948      (3,503)       1,547
                                                                             ----------   ---------   ----------
    Cash used in investing activities......................................      (9,890)    (24,767)     (12,657)
                                                                             ----------   ---------   ----------
Cash flows from financing activities
  Proceeds from issuance of long-term debt.................................      46,069     150,000        5,557
  Retirement of long-term debt.............................................    (138,179)   (242,192)    (117,659)
  Net proceeds from issuance of common stock in recapitalization...........      --         625,575       --
  Net retirement of long-term debt in recapitalization.....................      --        (433,836)      --
  Payment of premiums, fees and expenses in recapitalization and debt
   refinancing.............................................................      --        (153,061)      --
  Distribution to Holdings pursuant to preferred stock redemption and tax
   sharing procedure.......................................................      (4,624)    (48,585)     (14,000)
                                                                             ----------   ---------   ----------
    Cash used in financing activities......................................     (96,734)   (102,099)    (126,102)
                                                                             ----------   ---------   ----------
Cash and cash equivalents
  Increase (decrease)......................................................      (1,406)     (6,979)      10,481
  At beginning of period...................................................       7,155      14,134        3,653
                                                                             ----------   ---------   ----------
  At end of period.........................................................  $    5,749   $   7,155   $   14,134
                                                                             ----------   ---------   ----------
                                                                             ----------   ---------   ----------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                         THREE YEARS ENDED DECEMBER 31, 1993
                  -----------------------------------------------------------------------------------------------------------------
                                                                 UNEARNED                FOREIGN
                     COMMON STOCK     CAPITAL IN   RETAINED    COMPENSATION-  MINIMUM    CURRENCY     TREASURY STOCK
                  ------------------  EXCESS OF    EARNINGS     RESTRICTED    PENSION   TRANSLATION ------------------
                    SHARES   AMOUNT   PAR VALUE    (DEFICIT)   STOCK AWARDS   LIABILITY ADJUSTMENTS  SHARES    AMOUNT      TOTAL
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, January
 1, 1991......... 25,000,000   $250    $ --       $(1,201,630)   $  --        $ --        $13,019      --      $ --     $(1,188,361)
Net earnings.....                                       2,800                                                                 2,800
Distribution to
 Holdings
 pursuant to tax
 sharing
 procedure.......                                     (14,000)                                                              (14,000)
Proceeds from
 Holdings applied
 to purchase of
 Holdings senior
 discount
 debentures......                                       4,763                                                                 4,763
Foreign currency
 translation
 adjustments.....                                                                            271                                271
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
Balance, December
 31, 1991........ 25,000,000    250      --        (1,208,067)      --          --        13,290       --        --      (1,194,527)
Net loss.........                                     (42,247)                                                              (42,247)
Issuance of stock
 in
 recapitalization... 44,275,000    443   625,132                                                                            625,575
Distribution to
 Holdings
 pursuant to
 preferred stock
 redemption and
 tax sharing
 procedure.......                                     (48,585)                                                              (48,585)
Issuance of
 restricted
 stock, net......    578,464      6       8,956                      (7,221)                                                  1,741
Foreign currency
 translation
 adjustments.....                                                                         (8,601)                            (8,601)
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
Balance, December
 31, 1992........ 69,853,464    699     634,088    (1,298,899)       (7,221)    --         4,689       --        --        (666,644)
Net earnings.....                                      47,434                                                                47,434
Issuance of
 restricted
 stock, net......     89,877   --         1,389                       1,669                           (14,309)   (229)        2,829
Exercise of stock
 options.........                            (4)                                                        5,000      79            75
Tax benefit from
 stock option and
 incentive
 plan............                           133                                                                                 133
Stock exchange in
 the Holdings
reorganization...                         1,240                                                      (170,000) (2,740)       (1,500)
Minimum pension
 liability.......                                                              (4,205)                                       (4,205)
Foreign currency
 translation
 adjustments.....                                                                         (3,612)                            (3,612)
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
Balance, December
 31, 1993........ 69,943,341   $699    $636,846   $(1,251,465)   $   (5,552)  $(4,205)    $1,077     (179,309) $(2,890) $  (625,490)
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

    PRINCIPLES  OF CONSOLIDATION:   Investments  in which  Coltec Industries Inc
("Coltec") has ownership of 50% or more of the voting common stock are consolidated in the financial statements. Intercompany accounts and transactions are eliminated.

    CONSOLIDATED STATEMENT OF CASH FLOWS: Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. The effect of changes in foreign exchange rates on cash balances is not significant.

    Interest paid and federal and state income taxes paid and refunded were as follows:

                                                              1993        1992        1991
                                                           ----------  ----------  ----------
                                                                     (IN THOUSANDS)
Interest paid............................................  $  105,713  $  107,236  $  105,377
Income taxes --
  Paid...................................................      31,873      40,767      30,327
  Refunded...............................................       3,913       4,417       4,470

    FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries were prepared in their respective local currencies and are translated into U.S. dollars at year-end rates for assets and liabilities and at monthly weighted average rates for income and expenses. Translation adjustments are included in shareholders' equity. Foreign currency transaction gains and losses are included in net earnings. For 1993, 1992 and 1991, such gains and losses were not significant.

    INVENTORIES: Inventories, including inventories under long-term commercial and government contracts and programs, are valued at the lower of cost or market, less reserves of $18,086,000 and $16,789,000 at December 31, 1993 and 1992, respectively, for potential losses from excess and slow-moving inventories. At December 31, 1993 and 1992, $45,150,000 and $64,464,000,
respectively, of contract advances have been offset against inventories under long-term commercial and government contracts and programs in the Consolidated Balance Sheet. Losses on commercial and government contracts and programs are recognized in full when identified. At December 31, 1993 and 1992, an accrual for loss contracts and programs was not required. Cost elements included in inventory are material, labor and factory overhead, primarily using standard cost, which approximates actual cost. Cost on approximately 53% of the domestic inventory at December 31, 1993 was determined on the last-in, first-out basis. Cost on the remainder of the inventory is generally determined on the first-in, first-out basis. The excess of current cost over last-in, first-out cost at December 31, 1993 and 1992 was approximately $21,800,000 and $24,500,000, respectively.

    PROPERTY AND DEPRECIATION: Depreciation and amortization of plant and equipment are provided generally by using the straight-line method, based on estimated useful lives of the assets. For U.S. federal income tax purposes, most assets are depreciated using allowable accelerated methods.

    The ranges of estimated useful lives used in computing depreciation and amortization for financial reporting were as follows:

                                                                                YEARS
                                                                              ---------
Land improvements...........................................................       5-40
Buildings and equipment.....................................................      10-45
Machinery and equipment.....................................................       3-20

    For leasehold improvements, the estimated useful life used in computing amortization is the lesser of the asset life or the lease term.

    Interest cost incurred during the period of construction of plant and installation of equipment is capitalized as part of the cost of such plant and equipment.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
    Renewals and betterments are capitalized by additions to the related asset accounts, while repair and maintenance costs are charged against earnings. Coltec generally records retirements by removing the cost and accumulated depreciation from the asset and reserve accounts.

    At December 31, 1993 and 1992, Coltec had the following assets recorded under capital leases:

                                                                         1993       1992
                                                                       ---------  ---------
                                                                          (IN THOUSANDS)
Land and improvements................................................  $     285  $     294
Buildings and equipment..............................................      7,867      8,583
Machinery and equipment..............................................     11,059     11,023
Leasehold improvements...............................................      1,003      1,028
                                                                       ---------  ---------
                                                                          20,214     20,928
Less -- Accumulated depreciation and amortization....................     15,548     15,062
                                                                       ---------  ---------
                                                                       $   4,666  $   5,866
                                                                       ---------  ---------
                                                                       ---------  ---------

    ENVIRONMENTAL EXPENDITURES: Expenditures for environmental activities are expensed or capitalized in accordance with generally accepted accounting principles. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued when it is probable that an obligation has been incurred and the amount can be reasonably estimated. Expenditures incurred for environmental compliance with respect to pollution prevention and ongoing monitoring programs are expensed as incurred. Expenditures that increase the value of the property are capitalized.

    START-UP COSTS: Start-up costs related to new operations and new product lines are expensed as incurred.

    REVENUE RECOGNITION: Revenue, including revenue under long-term commercial and government contracts and programs, is recorded at the time deliveries or customer acceptances are made and Coltec has the contractual right to bill.


    COSTS IN EXCESS OF NET ASSETS ACQUIRED: It is Coltec's policy to amortize the excess costs arising from acquisitions on a straight-line basis over periods not to exceed 40 years. Excess costs arising from all completed acquisitions are being amortized on a straight-line basis over a 40 year period. At December 31, 1993 and 1992, accumulated amortization was $52,063,000 and $47,036,000, respectively. In evaluating the value and future benefits of the excess costs arising from acquisitions, the recoverability from operating income is measured. Under this approach, the carrying value would be reduced if it is probable that management's best estimate of future operating income from related operations before amortization will be less than the carrying amount of the excess costs arising from acquisitions over the remaining amortization period.


    SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE: In November 1991, Coltec increased the amount of authorized common stock to 100,000,000 shares and decreased the par value of the preferred stock and the common stock to $.01 per share. In January 1992, Coltec effected a 250,000 for 1 split of its common stock. Reference is made to Note 2 for information relating to the Recapitalization.

    In November 1993, all the shareholders of Coltec Holdings Inc. ("Holdings"), the former parent company of Coltec, exchanged their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
    Earnings per common share are computed by dividing earnings by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are shares issuable on the exercise of stock options and shares of restricted stock, net of shares assumed to have been purchased using the treasury stock method. All applicable share and per share data has been adjusted for the 250,000 for 1 split.


    IMPACT OF NEW ACCOUNTING STANDARDS: Coltec adopted Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and No. 109, "Accounting for Income Taxes", effective January 1,
1993; and No. 112, "Employers' Accounting for Postemployment Benefits", effective January 1, 1994. The adoption of these standards did not have a material effect on Coltec's results of operations and financial condition.



    Based on preliminary analyses, Coltec does not expect that the future adoption of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", and No. 115, "Accounting for Certain Investments in Debt and Equity Securities", will have a material effect on Coltec's results of operations and financial condition.


2.  RECAPITALIZATION
    On April 1, 1992, Coltec completed a plan of recapitalization which included its initial public offering of 44,275,000 shares of Coltec common stock for net proceeds of $625,575,000 (the "Equity Offering") and the public offering of $200,000,000 aggregate principal amount of its 9 3/4% senior notes due 2000 and of $250,000,000 aggregate principal amount of its 10 1/4% senior subordinated notes due 2002 (the "Note Offerings"). Coltec's recapitalization consisted of
(i) the Equity Offering, the net proceeds of which were used to redeem all of the outstanding $355,493,000 aggregate principal amount of 12 1/2% senior subordinated debentures due 1997-2001 at 106.25% of principal amount, together with accrued interest to the date of redemption (the "12 1/2% Debenture Redemption") and to repay the outstanding $225,000,000 indebtedness under the Letter of Credit and Revolving Credit Facility Agreement (the "1989 Credit Agreement"), (ii) bank borrowings under a Term and Working Capital Facility (the "1992 Credit Agreement") of which $429,772,000 was initially drawn down, and
(iii) the Note Offerings. Proceeds from the 1992 Credit Agreement and the Note Offerings were used (a) to retire a dividend note payable from Coltec to Holdings, the proceeds of which were used by Holdings to effect its tender offer for the outstanding Holdings 14 3/4% senior discount debentures (the "Holdings Debentures") ($881,000,000 aggregate principal amount and $733,115,000 accreted value) (the "Debt Tender Offer"), the related consent solicitation and the redemption of the Holdings preferred stock (the "Preferred Stock Redemption"),
(b) to repay the remaining indebtedness outstanding under the 1989 Credit Agreement not repaid from the proceeds of the Equity Offering and (c) to pay fees and expenses in connection with the foregoing transactions (the "Recapitalization").

    In connection with the Recapitalization, Coltec incurred extraordinary charges in the second quarter 1992 of $105,347,000, net of a $28,000,000 tax benefit. The extraordinary charges were primarily payment of premiums and expenses, and write-off of deferred financing costs resulting from early retirement of debt.

    Pursuant to the Recapitalization, the consolidated statement of earnings for the year ended December 31, 1991 and for the first quarter 1992 reflect the interest and finance cost related to the outstanding Holdings Debentures because the net proceeds of the Note Offerings and the 1992 Credit Agreement were used to repay such indebtedness.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  RESTRUCTURING CHARGE
    Coltec recorded a restructuring charge of $25,219,000 ($15,300,000 after taxes, or $.22 per common share) in the second quarter 1993 to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/ Government segment, as well as at Central Moloney Transformer Division.

4.  EXTRAORDINARY ITEM
    In 1993, Coltec incurred extraordinary charges of $17,792,000, net of a $9,581,000 tax benefit, in connection with debt refinancings and the early retirement of debt, including $14,675,000, net of a $7,902,000 tax benefit, from a debt refinancing completed in January 1994. Reference is made to Note 16 for information on the refinancing.

    In 1992, Coltec incurred extraordinary charges of $105,347,000, net of a $28,000,000 tax benefit, in connection with the Recapitalization and extraordinary charges of $1,583,000, net of a $816,000 tax benefit, in connection with a debt refinancing and early retirement of debt. Reference is made to Note 2 for information on the Recapitalization. In 1991, Coltec recognized an extraordinary gain of $591,000, net of taxes of $305,000, in connection with the early retirement of debt.

5.  INCOME TAXES
    Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires that the deferred tax provision be determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

    The significant components of deferred tax assets and liabilities at December 31, 1993 and 1992 were as follows:

                                                                             1993                    1992
                                                                    ----------------------  ----------------------
                                                                     DEFERRED    DEFERRED    DEFERRED    DEFERRED
                                                                       TAX         TAX         TAX         TAX
                                                                      ASSETS    LIABILITIES   ASSETS    LIABILITIES
                                                                    ----------  ----------  ----------  ----------
                                                                                    (IN THOUSANDS)
Excess tax over book depreciation.................................  $       --  $  (32,049) $       --  $  (34,001)
Recognition of income on contracts reported on different methods
 for tax and financial reporting..................................          --     (30,068)         --     (31,256)
Employee benefit plans............................................      31,057          --      29,408          --
Administrative and general expenses period costed for tax
 purposes.........................................................          --      (8,357)         --     (10,454)
Foreign tax credit carryforwards..................................      29,000          --      19,000          --
Other.............................................................      28,910          --      26,267          --
                                                                    ----------  ----------  ----------  ----------
                                                                        88,967     (70,474)     74,675     (75,711)
Less -- Valuation allowance.......................................     (29,000)         --     (19,000)         --
                                                                    ----------  ----------  ----------  ----------
Total deferred taxes..............................................  $   59,967  $  (70,474) $   55,675  $  (75,711)
                                                                    ----------  ----------  ----------  ----------
                                                                    ----------  ----------  ----------  ----------

    The valuation allowance is attributable to foreign tax credit carryforwards which expire in the years 1994 through 1998.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
    Domestic and foreign components of earnings before income taxes and extraordinary item were as follows:

                                                              1993        1992        1991
                                                           ----------  ----------  -----------
                                                                     (IN THOUSANDS)
Domestic.................................................  $   71,126  $   67,217  $   (11,758)
Foreign..................................................      30,393      40,043       42,267
                                                           ----------  ----------  -----------
Total....................................................  $  101,519  $  107,260  $    30,509
                                                           ----------  ----------  -----------
                                                           ----------  ----------  -----------

    Provision for income taxes was as follows:

                                                                1993        1992       1991
                                                             ----------  ----------  ---------
                                                                      (IN THOUSANDS)
Current --
  Domestic.................................................  $   36,254  $   43,026  $  (5,575)
  Foreign..................................................       9,568      17,596     17,926
                                                             ----------  ----------  ---------
                                                                 45,822      60,622     12,351
Deferred --
  Domestic.................................................     (11,553)    (14,527)    16,187
  Foreign..................................................       2,024      (3,518)      (238)
                                                             ----------  ----------  ---------
                                                                 (9,529)    (18,045)    15,949
                                                             ----------  ----------  ---------
    Total..................................................  $   36,293  $   42,577  $  28,300
                                                             ----------  ----------  ---------
                                                             ----------  ----------  ---------

    Reconciliation of tax at the U.S. statutory income tax rate, 35% in 1993 and 34% in 1992 and 1991, to the provision for income taxes was as follows:

                                                                                     1993       1992       1991
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Tax at U.S. statutory rate.......................................................  $  35,532  $  36,468  $  10,373
Tax cost (benefit) --
  Repatriation of non-U.S. earnings..............................................      3,201      4,600      8,662
  Non-U.S. rate differential.....................................................        954      1,708      3,317
  Adjustment of reserves.........................................................     (6,692)    (2,636)    (1,663)
  Unutilized operating losses....................................................         --         --      5,245
  Other (not individually significant)...........................................      3,298      2,437      2,366
                                                                                   ---------  ---------  ---------
Provision for income taxes.......................................................  $  36,293  $  42,577  $  28,300
                                                                                   ---------  ---------  ---------
Effective tax rate...............................................................      35.75%      39.7%      92.8%
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The provisions, prior to the disaffiliation noted below, were determined pursuant to the tax sharing procedure between Coltec and Holdings and would have been the same if determined by Coltec on a separate group basis.

    Holdings, subsequent to its disaffiliation from Coltec, realized during the fourth quarter 1992 the benefit of unutilized operating losses for 1991 by filing a refund claim based on the carryback of such losses.

    As a consequence of the Recapitalization, Coltec became disaffiliated from Holdings. For 1991 and the first quarter of 1992, Coltec and all of its 80% or greater owned U.S. subsidiaries ("Coltec Separate Group") joined with Holdings in the filing of consolidated U.S. federal income tax returns with Holdings as the parent company. For the nine month period ended December 31, 1992, Coltec Separate Group filed a consolidated

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
U.S. federal income tax return with Coltec as the parent company. During the periods of affiliation with Holdings, Coltec's portion of the resulting tax liability for each of the periods was the lesser of (i) Coltec's tax liability determined on a Coltec Separate Group basis, or (ii) Coltec's ratable share of Holdings' consolidated tax liability, including, pursuant to the tax sharing procedure between Coltec and Holdings, part of the determined tax benefits from Holdings' losses. Upon consummation of the Recapitalization, the tax sharing procedure was terminated and Coltec and Holdings entered into a Tax
Disaffiliation Agreement. On November 18, 1993, Holdings became a wholly-owned subsidiary of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

    The excess of Coltec's U.S. federal income tax liability, for each period of affiliation with Holdings, determined in accordance with the tax sharing procedure, over its U.S. federal income tax liability if determined on a separate group basis was paid to Holdings and is included as a distribution to Holdings in the Consolidated Statement of Shareholders' Equity.

6.  LONG-TERM DEBT

                                                                     1993          1992
                                                                 ------------  ------------
                                                                       (IN THOUSANDS)
1992 Credit Agreement -- 7.5%*.................................  $    308,618  $    350,922
9 3/4% senior notes due 1999...................................       150,000       150,000
9 3/4% senior notes due 2000...................................       200,000       200,000
11 1/4% debentures due 1996-2015...............................        91,625       141,625
10 1/4% senior subordinated notes due 2002.....................       250,000       250,000
Other due 1994-2010............................................        33,389        29,548
                                                                 ------------  ------------
                                                                    1,033,632     1,122,095
Less -- Amounts due within one year............................         1,543        48,645
                                                                 ------------  ------------
                                                                 $  1,032,089  $  1,073,450
                                                                 ------------  ------------
                                                                 ------------  ------------

- ---------
*Indicates average interest rate for 1993.
(a) In connection with the Recapitalization, Coltec entered into the 1992 Credit Agreement with various banks. The 1992 Credit Agreement consisted of a $404,772,000 term loan facility and a $160,000,000 revolving loan facility. In addition, up to $85,000,000 of letters of credit could be issued under or outside the facility. At December 31, 1993, $259,618,000 and $49,000,000 of borrowings were outstanding under the term loan and revolving loan facilities, respectively; and $43,608,000 of letters of credit had been issued. In January 1994, Coltec completed a bank refinancing that resulted in the repayment of the 1992 Credit Agreement. Reference is made to Note 16 for information on the refinancing.
     Interest on borrowings under the 1992 Credit Agreement was computed, at Coltec's option, at an annual rate equal to (i) the base rate plus 1.5% or
     (ii) the Eurodollar rate plus 2.75%. The base rate was the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the prime lending rate, as in effect from time to time. Letter of credit fees of 3% were payable on outstanding letters of credit and a commitment fee of 1/2 of 1% was payable on the unutilized revolving loan facility.
     The 1992 Credit Agreement contained various restrictions and conditions including a fixed charge coverage ratio, current ratio, leverage ratio and cash flow coverage ratio. In addition, the 1992 Credit Agreement limited or restricted purchases of Coltec's common stock, payment of dividends, capital

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  LONG-TERM DEBT (CONTINUED)

     expenditures, the  incurrence of  additional indebtedness,  mergers,  asset acquisitions  and dispositions,  investments, prepayment of  other debt and
     transactions  with  affiliates.  At  December  31,  1993,  Coltec  was   in
     compliance with the above covenants.
(b)  The  9 3/4% senior notes  due 1999 are not  redeemable prior to maturity on
     November 1, 1999.
(c)  The 9  3/4%  senior notes  due  2000 were  issued  in connection  with  the
     Recapitalization and are not redeemable prior to maturity on April 1, 2000.
(d)  The  10 1/4% senior  subordinated notes were issued  in connection with the
     Recapitalization and are  redeemable at the  option of Coltec  on or  after
     April  1, 1997  at 105.125% of  par, declining to  100% of par  on or after
     April 1, 1999.
(e)  Coltec has purchased in the open market and redeemed $58,375,000  principal amount  of its  11 1/4%  debentures. The  remaining 11  1/4% debentures are redeemable at the option of Coltec at 106.750% of par, declining to 100% of par on or after December 1, 2005. Mandatory annual sinking fund payments of
     $7,125,000 beginning December 1, 1996 are  calculated to retire 90% of  the debentures  prior to maturity. Coltec,  at its option, may  redeem up to an additional $14,250,000 annually, beginning December 1, 1996 through 2014.
(f)  At December 31, 1993 and 1992, $1,550,000 and $9,550,000, respectively,  of defeased  notes have  been offset against  trustee funds  included in other assets in  the  Consolidated  Balance Sheet.  The  defeased  notes  include
     $1,550,000  at both December 31, 1993 and 1992 of 9 7/8% industrial revenue bonds issued in 1980 and $8,000,000 at  December 31, 1992 of 9 3/4%  senior promissory notes issued in 1976.
(g)  The amounts payable under capital lease obligations as of December 31, 1993 were as follows:

                                                                                (IN THOUSANDS)
1994..........................................................................    $    1,333
1995..........................................................................         1,333
1996..........................................................................         1,333
1997..........................................................................         1,333
1998..........................................................................         1,288
Remainder.....................................................................        28,397
                                                                                     -------
Total minimum lease payments..................................................        35,017
Less -- Amount representing interest..........................................        17,399
                                                                                     -------
Total minimum lease payments at present value, included in
 long-term debt...............................................................    $   17,618
                                                                                     -------
                                                                                     -------

(h) Minimum payments on long-term debt, after reflecting the bank refinancing completed in January, 1994, due within five years from December 31, 1993 are as follows:

                                                                                (IN THOUSANDS)
1994..........................................................................    $    1,543
1995..........................................................................           941
1996..........................................................................           522
1997..........................................................................        50,750
1998..........................................................................        50,814

7.  FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of Coltec's financial instruments:

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  FINANCIAL INSTRUMENTS (CONTINUED)
    Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturity of the investments.

    Accounts and notes receivable, other: The carrying amount of accounts and notes receivable, other approximates fair value due to the short-term nature of the receivables.

    Long-term receivables and investments: The fair value of certain long-term receivables and investments is based on quoted market prices for similar publicly traded securities or on the present value of estimated future cash flows.

    Long-term debt: The fair value of Coltec's publicly traded long-term debt is based on the quoted market prices for such debt and for non-publicly traded long-term debt, on quoted market prices for similar publicly traded debt. The fair value of interest rate swap agreements is based on quotes from commercial banks.

    The estimated fair value of Coltec's financial instruments at December 31, 1993 and 1992 is as follows:

                                                               1993                      1992
                                                    --------------------------  ----------------------
                                                      CARRYING                   CARRYING
                                                       VALUE       FAIR VALUE     VALUE     FAIR VALUE
                                                    ------------  ------------  ----------  ----------
                                                                      (IN THOUSANDS)
Cash and cash equivalents.........................  $      5,749  $      5,749  $    7,155  $    7,155
Accounts and notes receivable, other..............        41,051        41,051       4,959       4,959
Long-term receivables and investments --
  Practical to estimate fair value................        38,041        38,041      17,479      17,466
  Not practical to estimate fair value............        21,759       --           63,928      --
Long-term debt....................................     1,033,632     1,082,164   1,122,095   1,153,820

    It was not practicable to obtain independent estimates of the fair value of Coltec's minority interest, consisting principally of preferred stock, in Crucible Materials Corporation ("Crucible"), a private corporation in 1993 and 1992, or of the receivable from insurance carriers for asbestos product liability claims and related litigation costs in 1992 without incurring excessive costs. The $21,759,000 carrying value of the investment in Crucible at December 31, 1993 and 1992, and the $42,169,000 receivable from insurance carriers at December 31, 1992 are included in other assets in the Consolidated Balance Sheet. Reference is made to Note 15 for information relating to the receivable from insurance carriers.

    It is Coltec's policy to enter into forward exchange contracts to hedge U.S. dollar denominated sales, under long-term contracts, of certain foreign subsidiaries. Coltec does not engage in speculation. Coltec's foreign exchange contracts do not subject Coltec to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the sales and related receivables being hedged. At December 31, 1993 and 1992 Coltec had $251,610,000 and $298,990,000, respectively, of forward exchange contracts, denominated in Canadian dollars, which had a fair value of $240,131,000 and $283,240,000, respectively, based on quotes from commercial banks. The contracts have varying maturities with none exceeding five years.


    As of December 31, 1993, Coltec has outstanding interest rate swap agreements with major financial institutions having a total notional principal amount of $150,000,000, an average fixed interest rate of 6.34% and an average remaining life of 1 1/4 years, the fair values of which are $4,522,000 and are included with long-term debt in the above table. Interest rate swap agreements effectively hedge interest rate exposures and, as such, the differential to be paid or received is accrued and recognized in interest expense as market interest rates change. If an agreement is terminated prior to maturity, Coltec recognizes a gain or loss upon termination. Coltec has an outstanding contingent liability for guaranteed debt and lease payments of $27,140,000, and letters of credit, other than with respect to guaranteed debt, of $40,733,000. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  FINANCIAL INSTRUMENTS (CONTINUED)

and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, nonperformance by the other parties to the interest rate swap agreements and the contingent liabilities will not have a material effect on Coltec's results of operations and financial condition.


8.  STOCK OPTION AND INCENTIVE PLAN
    On March 19, 1992, Coltec adopted the 1992 Stock Option and Incentive Plan (the "Option Plan"). The Option Plan provides for the granting of incentive stock rights, stock options, stock appreciation rights, restricted stock and dividend equivalents to officers and key employees. The number of shares that may be issued under the Option Plan may not exceed 3,000,000 shares of common stock. Stock options outstanding under the Option Plan were granted at a price equal to 100% of the market price on the date of grant and are exercisable in annual installments of 20%, commencing one year from date of grant.

    Information on stock options for the two years ended December 31, 1993 is as follows:

                                                   OPTION PRICE
                                                    RANGE PER
                                       NUMBER OF      SHARE
                                        SHARES         130D *ONEXT=    D
                                       ---------
Outstanding January 1, 1992.........      --            --
Granted.............................   2,015,000   $15.00-18.25
Exercised...........................      --            --
Canceled............................      --            --
                                       ---------   ------------
Outstanding December 31, 1992.......   2,015,000    15.00-18.25
Granted.............................     290,000    16.38-18.75
Exercised...........................      (5,000)         15.00
Canceled............................     (40,000)         15.00
                                       ---------   ------------
Outstanding December 31, 1993.......   2,260,000    15.00-18.75
                                       ---------   ------------
Exercisable December 31:
  1992..............................      --            --
  1993..............................     398,000    15.00-18.25
                                       ---------   ------------
                                       ---------   ------------

    In addition to the granting of stock options, Coltec has granted shares of restricted stock under the Option Plan. Restrictions on certain shares lapse in annual installments of 33 1/3% commencing one and three years from date of grant. Restrictions on the remaining shares lapse 100% three years from the date of grant. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the Consolidated Balance Sheet and is being charged to earnings over the period the restricted shares vest.

    Information on restricted stock for the two years ended December 31, 1993 is as follows:

                                                                         NUMBER OF SHARES
                                                                       --------------------
                                                                         1993       1992
                                                                       ---------  ---------
Outstanding January 1................................................    578,464     --
Granted..............................................................     89,877    578,464
Restrictions expired.................................................    (99,772)    --
Forfeited............................................................    (14,309)    --
                                                                       ---------  ---------
Outstanding December 31..............................................    554,260    578,464
                                                                       ---------  ---------
                                                                       ---------  ---------

    Shares available for grant at December 31, 1993 and 1992 under the Option Plan were 66,659 and 406,536, respectively.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  PENSION AND RETIREMENT PLANS
    Coltec and certain of its subsidiaries have in effect, for substantially all U.S. employees, pension plans under which funds are deposited with trustees. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. Coltec's funding policy is consistent with the funding requirements of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Plan assets consist principally of publicly traded equity and fixed-income securities.

    Pension coverage for employees of the non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, or through book reserves.

    In a number of the pension plans, the plan assets exceed the accumulated benefit obligations ("overfunded plans"); and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets ("underfunded plans").

    As of December 31, 1993 and 1992, the status of Coltec's pension plans was as follows:

                                                             1993                       1992*
                                                   -------------------------  -------------------------
                                                   OVERFUNDED   UNDERFUNDED   OVERFUNDED   UNDERFUNDED
                                                      PLANS        PLANS         PLANS        PLANS
                                                   -----------  ------------  -----------  ------------
                                                                      (IN THOUSANDS)
Actuarial present value of projected benefit
 obligation, based on employment service to date
 and current salary levels:
  Vested employees...............................   $ 246,597    $  115,724    $ 229,120    $  103,126
  Nonvested employees............................       7,040         6,447        6,718         5,781
                                                   -----------  ------------  -----------  ------------
  Accumulated benefit obligation.................     253,637       122,171      235,838       108,907
  Additional amounts related to projected salary
   increases.....................................      21,060           436       22,982         3,162
                                                   -----------  ------------  -----------  ------------
  Total projected benefit obligation.............     274,697       122,607      258,820       112,069
                                                   -----------  ------------  -----------  ------------
Assets available for benefits:...................
  Funded assets..................................     305,411        82,421      293,921        82,839
  Accrued pension expense, per books.............       1,069        40,614        4,542        27,549
                                                   -----------  ------------  -----------  ------------
  Total assets...................................     306,480       123,035      298,463       110,388
                                                   -----------  ------------  -----------  ------------
Assets in excess of (less than) projected benefit
 obligation......................................   $  31,783    $      428    $  39,643    $   (1,681)
                                                   -----------  ------------  -----------  ------------
Consisting of:
  Unamortized net asset existing at date of
   adoption of FAS No. 87........................   $   2,492    $   19,098    $   1,526    $   10,508
  Unrecognized net gain (loss)...................      34,589       (11,813)      43,613        (6,244)
  Unrecognized prior service cost................      (5,298)       (6,857)      (5,496)       (5,945)
                                                   -----------  ------------  -----------  ------------
                                                    $  31,783    $      428    $  39,643    $   (1,681)
                                                   -----------  ------------  -----------  ------------
                                                   -----------  ------------  -----------  ------------

- ---------
*Restated to reflect funding classification as of December 31, 1993.

    For U.S. plans, discount rates of 7.5% and 8.0% were used as of December 31, 1993 and 1992, respectively, for the valuation of the actuarial present value of benefit obligations.

    In accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", Coltec recorded a minimum pension liability for underfunded plans. The

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  PENSION AND RETIREMENT PLANS (CONTINUED)
minimum liability is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recorded as either an intangible asset or a reduction of shareholders' equity. As of December 31, 1993, Coltec recorded a $13,571,000 additional minimum liability included in other liabilities in the Consolidated Balance Sheet, a $7,102,000 intangible asset included in other assets in the Consolidated Balance Sheet, and a $4,205,000 charge to shareholders' equity, net of a $2,264,000 tax benefit.

    Assumptions as of January 1 used to develop the net periodic pension cost for U.S. plans were:

                                                                                    1993         1992         1991
                                                                                 -----------  -----------  -----------
Discount rate for benefit obligations..........................................        8.0%         8.0%         8.5%
Expected long-term rate of return on assets....................................        8.5%         8.5%         8.5%
Rate of increase in compensation levels........................................        5.0%         6.0%         6.0%

    For non-U.S. plans, which were not material, similar economic assumptions were used.

    The components of net periodic pension cost were as follows:

                                                                         1993        1992        1991
                                                                      ----------  ----------  ----------
                                                                                (IN THOUSANDS)
Service cost -- benefits earned.....................................  $    9,423  $    9,947  $    9,087
Interest cost on projected benefit obligation.......................      28,496      27,993      26,511
Actual return on assets.............................................      (7,770)       (233)    (32,541)
Amortization and deferral, net......................................     (30,968)    (38,394)     (1,282)
                                                                      ----------  ----------  ----------
Net periodic pension cost (credit)..................................  $     (819) $     (687) $    1,775
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

    For discontinued operations, Coltec's total projected benefit obligation at December 31, 1993 and 1992 was $263,751,000 and $263,660,000, respectively, and is fully funded. Interest accrued for 1993, 1992 and 1991 on the projected benefit obligation was $20,450,000, $21,555,000, and $24,200,000, respectively, and was fully offset by return on assets resulting in no net periodic cost.

10. OTHER POSTRETIREMENT BENEFITS
    Coltec provides health care and life insurance benefits to its eligible retired employees, principally in the United States. Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", ("FAS 106") using the delayed recognition transition option whereby the transition obligation is being amortized on a straight-line basis over 20 years. FAS 106 requires that the cost of postretirement benefits be recognized in the financial statements during the years the employees provide services. Prior to 1993, Coltec recognized the cost of postretirement benefits by expensing the premiums, net of retiree contributions.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    Coltec's accumulated postretirement benefit obligation, none of which is funded, and the postretirement benefit cost liability at December 31, 1993 and January 1, 1993 were as follows:


                                                                    DECEMBER 31,  JANUARY 1,
                                                                        1993         1993
                                                                    ------------  -----------
                                                                         (IN THOUSANDS)
Actuarial present value of projected accumulated postretirement benefit obligation
  Retirees........................................................   $   17,511    $  16,390
  Fully eligible active participants..............................        4,613        3,987
  Other active participants.......................................        3,441        3,546
                                                                    ------------  -----------
  Total...........................................................       25,565       23,923
Unamortized transition obligation.................................      (22,727)     (23,923)
Unrecognized net loss.............................................       (1,482)      --
                                                                    ------------  -----------
Postretirement benefit cost liability.............................   $    1,356    $  --
                                                                    ------------  -----------
                                                                    ------------  -----------


    The components of postretirement benefit cost for the year ended December 31, 1993 were as follows:

                                                                                (IN THOUSANDS)
Service cost -- benefits earned...............................................     $     249
Interest cost on accumulated postretirement benefit obligation................         1,838
Amortization of transition obligation.........................................         1,196
                                                                                      ------
Postretirement benefit cost...................................................     $   3,283
                                                                                      ------
                                                                                      ------

    Discount rates of 7.5% and 8.0% were used in determining the accumulated postretirement benefit obligation at December 31, 1993 and January 1, 1993, respectively. The health care cost trend rates used in determining the accumulated postretirement benefit obligation at December 31, 1993 were 13.1% in 1994 gradually declining to 5.0% in 2005. The effect of a 1% increase in the health care cost trend rates in each year would be to increase the total service and interest cost components of the postretirement benefit cost for 1993 by $234,000 and to increase the accumulated postretirement benefit obligation at December 31, 1993 by $1,800,000.

11. SEGMENT INFORMATION
    Coltec's  financial  results  are  reported  in  three  industry   segments:
Aerospace/Government, Automotive, and Industrial.


    Information on sales and operating income by industry segment for the years 1993, 1992 and 1991 included on page 17 in Management's Discussion and Analysis of Financial Condition and Results of Operations is incorporated herein by reference.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11. SEGMENT INFORMATION (CONTINUED)
    Information on total assets; depreciation of property, plant and equipment; and capital expenditures by industry segment for the three years ended December 31, 1993 is as follows:

                                                                               1993       1992       1991
                                                                             ---------  ---------  ---------
                                                                                      (IN MILLIONS)
Total assets:
  Aerospace/Government.....................................................  $   386.2  $   388.7  $   410.0
  Automotive...............................................................      124.6      118.6      123.3
  Industrial...............................................................      180.1      186.7      189.8
  Corporate unallocated....................................................      115.5      134.8      111.1
                                                                             ---------  ---------  ---------
    Total..................................................................  $   806.4  $   828.8  $   834.2
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Depreciation of property, plant and equipment:
  Aerospace/Government.....................................................  $    16.1  $    17.3  $    18.4
  Automotive...............................................................        7.4        7.9        8.7
  Industrial...............................................................        9.5        9.9        9.6
  Corporate unallocated....................................................         .2         .2         .2
                                                                             ---------  ---------  ---------
    Total..................................................................  $    33.2  $    35.3  $    36.9
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Capital expenditures:
  Aerospace/Government.....................................................  $    21.8  $    13.3  $    14.2
  Automotive...............................................................        9.6        6.5        5.7
  Industrial...............................................................        7.2        5.2        6.3
                                                                             ---------  ---------  ---------
    Total..................................................................  $    38.6  $    25.0  $    26.2
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11. SEGMENT INFORMATION (CONTINUED)
    Information by geographic segment for the three years ended December 31, 1993 is as follows:

                                                                                    OPERATING     TOTAL
                                                                          SALES      INCOME      ASSETS
                                                                        ---------  -----------  ---------
                                                                                  (IN MILLIONS)
1993
  Domestic operations.................................................  $ 1,155.4   $    215.9  $   619.4
  Foreign operations..................................................      206.7         30.2      207.6
  Intersegment elimination............................................      (27.3)     --          (136.1)
                                                                        ---------  -----------  ---------
    Total segments....................................................    1,334.8        246.1      690.9
  Corporate unallocated...............................................     --            (34.4)     115.5
                                                                        ---------  -----------  ---------
    Total.............................................................  $ 1,334.8   $    211.7  $   806.4
                                                                        ---------  -----------  ---------
                                                                        ---------  -----------  ---------
1992
  Domestic operations.................................................  $ 1,160.8   $    228.3  $   623.7
  Foreign operations..................................................      232.8         43.3      217.4
  Intersegment elimination............................................      (24.9)     --          (147.1)
                                                                        ---------  -----------  ---------
    Total segments....................................................    1,368.7        271.6      694.0
  Corporate unallocated...............................................     --            (28.5)     134.8
                                                                        ---------  -----------  ---------
    Total.............................................................  $ 1,368.7   $    243.1  $   828.8
                                                                        ---------  -----------  ---------
                                                                        ---------  -----------  ---------
1991
  Domestic operations.................................................  $ 1,132.9   $    204.3  $   632.2
  Foreign operations..................................................      264.3         44.8      224.0
  Intersegment elimination............................................      (24.2)        --       (133.1)
                                                                        ---------  -----------  ---------
    Total segments....................................................    1,373.0        249.1      723.1
  Corporate unallocated...............................................     --            (20.1)     111.1
                                                                        ---------  -----------  ---------
    Total.............................................................  $ 1,373.0   $    229.0  $   834.2
                                                                        ---------  -----------  ---------
                                                                        ---------  -----------  ---------

12. SUPPLEMENTARY EARNINGS INFORMATION
    The following costs and expenses are included in the Consolidated Statement of Earnings:

                                                                           1993       1992       1991
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Maintenance............................................................  $  25,363  $  27,444  $  28,651
                                                                         ---------  ---------  ---------
Taxes, other than federal income taxes:
  Payroll..............................................................     28,700     28,764     28,725
                                                                         ---------  ---------  ---------
  Property.............................................................      4,764      4,793      4,745
                                                                         ---------  ---------  ---------
  State and local......................................................      4,785      5,195      4,427
                                                                         ---------  ---------  ---------
Rent...................................................................     12,235     12,849     12,803
                                                                         ---------  ---------  ---------
Research and development costs.........................................     22,079     22,947     23,773
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

13. RELATED PARTY TRANSACTIONS

    On November 18, 1993, Holdings became a wholly owned subsidiary of Coltec as a result of the exchange by all of the Holdings shareholders of their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec (the "Holdings Reorganization") in a transaction accounted for as a purchase. The net assets acquired consisted primarily of 25,000,000 shares of common stock of

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13. RELATED PARTY TRANSACTIONS (CONTINUED)

Coltec and $26.7 million of cash. Immediately before this exchange, Holdings owned 35.7% or 25,000,000 shares of common stock of Coltec. The 25,000,000 shares of common stock of Coltec which Holdings owned before this exchange and continues to own after the exchange are reported in the Consolidated Balance Sheet as a reduction of the total common shares issued. Expenses of $1,500,000 incurred in connection with this exchange were charged to capital in excess of par value. As a result of the exchange, Morgan Stanley Group Inc. became a direct shareholder of Coltec. In connection with an industrial revenue bond refinancing in 1993, Morgan Stanley & Co. Incorporated ("MS & Co."), a wholly owned subsidiary of Morgan Stanley Group Inc., received a fee of $309,000.


    During 1992, in connection with the Recapitalization, MS & Co. received a portion of the total underwriting commission of $36,527,000 in connection with the Equity Offering, an underwriting commission of $11,250,000 in connection with the Note Offerings, and fees of $1,049,000 as one of the dealer managers for the Debt Tender Offer. In addition, MS & Co. received an underwriting commission of $2,625,000 in connection with the offering of the 9 3/4% senior notes due 1999.

    During the two years ended December 31, 1992, MS & Co. acted as a dealer in the placement of a portion of Coltec's commercial paper and as one of the brokers in the purchase of Coltec's debentures.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

14. QUARTERLY SALES AND EARNINGS (UNAUDITED)
    The following table sets forth quarterly sales, gross profit and earnings for the three years ended December 31, 1993.

                                                                                      QUARTER
                                                                   ----------------------------------------------
                                                                      1ST         2ND         3RD         4TH
                                                                   ----------  ----------  ----------  ----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
1993
Net sales........................................................  $  339,934  $  334,591  $  316,077  $  344,227
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................     107,903     107,729     104,585     109,148
                                                                   ----------  ----------  ----------  ----------
Operating income.................................................      54,967      37,040      56,800      62,902
                                                                   ----------  ----------  ----------  ----------
Earnings before extraordinary item...............................      17,490       6,013      18,490      23,233
Extraordinary item...............................................        (264)       (375)       (378)    (16,775)
                                                                   ----------  ----------  ----------  ----------
Net earnings.....................................................      17,226       5,638      18,112       6,458
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Before extraordinary item......................................         .25         .09         .27         .33
  Extraordinary item.............................................          --        (.01)       (.01)       (.24)
                                                                   ----------  ----------  ----------  ----------
  Net earnings...................................................         .25         .08         .26         .09
                                                                   ----------  ----------  ----------  ----------
1992
Net sales........................................................  $  337,557  $  359,973  $  330,640  $  340,533
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................      98,867     109,122     106,447     109,862
                                                                   ----------  ----------  ----------  ----------
Operating income.................................................      52,293      65,480      59,537      65,812
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) before extraordinary item........................      (2,713)     23,280      19,905      24,211
Extraordinary item...............................................          --    (105,347)         --      (1,583)
                                                                   ----------  ----------  ----------  ----------
Net earnings (loss)..............................................      (2,713)    (82,067)     19,905      22,628
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Before extraordinary item......................................        (.11)        .33         .29         .35
  Extraordinary item.............................................          --       (1.51)         --        (.02)
                                                                   ----------  ----------  ----------  ----------
  Net earnings (loss)............................................        (.11)      (1.18)        .29         .33
                                                                   ----------  ----------  ----------  ----------
1991
Net sales........................................................  $  337,087  $  357,297  $  338,205  $  340,390
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................      95,362     107,176     102,951     100,699
                                                                   ----------  ----------  ----------  ----------
Operating income.................................................      48,934      58,988      64,098      57,000
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) before extraordinary item........................      (2,263)      2,554       5,831      (3,913)
Extraordinary item...............................................         591          --          --          --
                                                                   ----------  ----------  ----------  ----------
Net earnings (loss)..............................................      (1,672)      2,554       5,831      (3,913)
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Before extraordinary item......................................        (.09)        .10         .23        (.16)
  Extraordinary item.............................................         .02          --          --          --
                                                                   ----------  ----------  ----------  ----------
  Net earnings (loss)............................................        (.07)        .10         .23        (.16)
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------

    Reference is made to Note 3 for restructuring charge, Note 4 for extraordinary item and Note 1 for earnings per share. Earnings (loss) per common share for the year ended December 31, 1992 does not equal the sum of earnings
(loss) per common share for each of the four quarters of 1992 due to the Equity Offering.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENCIES

    Coltec and certain of its subsidiaries are liable for lease payments and are defendants in various lawsuits, including actions involving asbestos-containing products, certain environmental proceedings and a fraudulent conveyance action. With respect to asbestos product liability and related litigation costs, in 1993 two subsidiaries of Coltec received approximately 27,400 new lawsuits, with a comparable number of lawsuits received in 1992 and 1991. The subsidiaries made payments with respect to asbestos liability and related costs aggregating $38,677,000 in 1993, $39,810,000 in 1992 and $48,442,000 in 1991, substantially all of which were covered by insurance.


    In May 1993, in a case in which neither Coltec nor any of its subsidiaries were parties, the Supreme Court of Pennsylvania confirmed that the continuous trigger theory of coverage was applicable to relevant insurance policies governed by Pennsylvania law and held that the insured could trigger any policy during the applicable policy period in full without allocating among all policies providing coverage and without allocating to the insured responsibility for policy periods in which there was insufficient coverage. Following such decision, agreement was reached by Coltec with certain of its insurers regarding the balance of Coltec's primary and most of its first-layer excess coverage and payments are being made in accordance with the agreement.

    Based on the favorable resolution of the primary and most of the first-layer excess coverage, Coltec anticipates that the continuous trigger theory of coverage should apply to the balance of Coltec's excess insurance. Therefore, Coltec believes that it is likely to have coverage for a substantial portion of foreseeable future asbestos-related actions and litigation costs, and has reflected payments made for asbestos product liability actions and related litigation costs, net of recoveries, as a receivable from its insurance carriers. At December 31, 1993, and 1992, the receivable balance was $59,535,000 and $42,169,000, respectively, and is included in other assets in the Consolidated Balance Sheet, except for the current portion at December 31, 1993, $35,838,000, which is in accounts and notes receivable, other.

    As of December 31, 1993, certain actions had been settled on a group basis with payments to be made to individual plaintiffs over periods of one to four years. In addition, in accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. Coltec estimates that the aggregate remaining cost of the disposition of the foregoing settled actions and actions in advanced stages of processing, including associated legal costs, is approximately $52,600,000 and expects that this cost will be substantially covered by insurance.

    As of December 31, 1993, the two subsidiaries were among a number of defendants in approximately 68,500 actions, including approximately 6,100 actions in advanced stages of processing as described above. As of December 31, 1992, the number of outstanding actions approximated that as of December 31, 1993. The remaining 62,400 outstanding actions as of December 31, 1993 are in preliminary procedural stages. Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the mix of the injuries alleged and the mix of the occupations of the plaintiffs are changing from those traditionally associated with Coltec's asbestos-related actions. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions, including the nature of the disease, the occupation of the plaintiff, the presence or absence of other possible causes of a plaintiff's illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that it is in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the significant amount of insurance coverage that Coltec expects to be available from its solvent carriers, Coltec believes that pending and reasonably anticipated future actions are not likely to have a material effect on Coltec's results of operations and financial condition. Although the insurance coverage that Coltec has is substantial, insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984.


    Effective in the first quarter of 1994, Coltec will adopt the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec will record an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated, and will separately record an asset equal to the amount of such liabilities that is expected to be recovered by insurance. Accordingly, the liabilities and assets to be recorded in 1994 will relate only to settled actions and actions in advanced stages of processing which approximated $52,600,000 as of December 31, 1993. Coltec does not expect that the adoption of Interpretation No. 39 will have a material effect on Coltec's results of operations and financial condition.


    Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating, and in some cases remediating, contamination by hazardous materials at several sites. CERCLA imposes joint and several liability for the costs of investigating and remediating properties contaminated with hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The process of investigating and remediating contaminated properties can be lengthy and expensive. The process is also subject to the uncertainties occasioned by changing legal requirements, developing technological applications and liability allocations among PRPs. Based on the progress to date in the investigation, cleanup and allocation of responsibility for these sites, Coltec has estimated that its costs in connection with all except one of these sites approximates $20,000,000 at December 31, 1993, and has accrued for this amount in the Consolidated Balance Sheet as of December 31, 1993. Although Coltec is pursuing insurance recovery in connection with certain of these matters, the accrual has not been reduced for potential recoveries from insurance companies or other third parties. In addition, Coltec has not recorded a receivable with respect to any potential recovery of costs in connection with any environmental matter. While progress toward the investigation, cleanup and responsibility allocation at the remaining site has not been sufficient to allow Coltec at this time to determine the extent of its potential financial responsibility, Coltec does not believe its costs in connection with such site will have a material effect on Coltec's results of operations and financial condition.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    On March  22, 1990,  Coltec sold  substantially all  of the  assets of  Colt
Firearms to the parent company of Colt's Manufacturing Company, Inc. (collectively with its parent company, "Colt's Manufacturing"), a company formed by a group of private investors, for cash and certain securities of Colt's Manufacturing. At December 31, 1993, Coltec's investment in Colt's Manufacturing was fully reserved.



    On March 18, 1992, Colt's Manufacturing filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, and on January 19, 1993, the Official Committee of Unsecured Creditors of Colt's Manufacturing Company, Inc. filed a fraudulent conveyance action against Coltec and other defendants. Coltec believes that it has adequately provided for any liabilities Coltec may incur with respect to Colt's Manufacturing and accordingly does not believe that the Chapter 11 filing, the associated financial condition of Colt's Manufacturing or the fraudulent conveyance action will have a material effect on Coltec's results of operations and financial condition.


    Under operating lease commitments, expiring on various dates after December 31, 1994, Coltec and certain of its subsidiaries are obligated as of December 31, 1993 to pay rentals totaling $28,283,000 as follows: $6,104,000 in 1994,
$5,021,000  in 1995, $4,085,000 in 1996, $3,042,000 in 1997, $2,796,000 in 1998,
and $7,235,000 in later years. These rent payments are before reduction for related sublease rental income of $1,375,000.

16. SUBSEQUENT EVENT
    On January 11, 1994, Coltec entered into a $415,000,000 reducing revolving credit facility (the "1994 Credit Agreement"), with a syndicate of banks, which expires June 30, 1999. The facility also provides up to $100,000,000 for the issuance of letters of credit and will be reduced $50,000,000 on both January 11, 1997 and 1998. Obligations under the facility are secured by substantially all of Coltec's assets. Borrowings under the facility bear interest, at Coltec's option, at an annual rate equal to (i) the base rate or (ii) the Eurodollar rate plus 1%. The base rate is the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate, and (y) the prime lending rate, as in effect from time to time. Letter of credit fees of 1% are payable on outstanding letters of credit and a commitment fee of 3/8 of 1% is payable on the unutilized facility.

    The   facility  contains  various  restrictions  and  conditions.  The  most restrictive of these require  that the fixed charge  coverage ratio be at  least
2.25 to 1 for any period of four consecutive quarters to and including the fourth quarter of 1994 and thereafter 2.5 to 1. The ratio of current assets to current liabilities must be at least 1.25 to 1. In addition, the facility limits or restricts purchases of Coltec's common stock, payment of dividends, capital expenditures, indebtedness, liens, mergers, asset acquisitions and dispositions, investments, prepayment of certain debt and transactions with affiliates.

    Upon completion of the refinancing on January 11, 1994, borrowings of $324,000,000 were outstanding and letters of credit of $43,608,000 were issued under the 1994 Credit Agreement. The 1994 Credit Agreement was used to prepay indebtedness outstanding and replace letters of credit issued under the 1992 Credit Agreement. The remaining balance of the facility will be used for working capital and general corporate purposes. In December, 1993, Coltec recorded an extraordinary charge of $14,675,000, net of a $7,902,000 tax benefit, in connection with the early retirement of the 1992 Credit Agreement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coltec Industries Inc:

    We have audited the accompanying consolidated balance sheet of Coltec Industries Inc (a Pennsylvania corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coltec Industries Inc and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted acccounting principles.

Arthur Andersen & Co.
New York, N.Y.
January 24, 1994

                         COLTEC I N D U S T R I E S INC

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED APRIL 27, 1994

                               23,211,084 SHARES
                             COLTEC INDUSTRIES INC
                                  COMMON STOCK
                             ---------------------


OF THE 23,211,084 SHARES OF COMMON STOCK OFFERED HEREBY, 18,611,084 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
  UNDERWRITERS AND 4,600,000  SHARES ARE BEING  OFFERED INITIALLY OUTSIDE  THE
  UNITED   STATES  AND   CANADA  BY  THE   INTERNATIONAL  UNDERWRITERS.  SEE
    "UNDERWRITERS". ALL THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING OFFERED BY THE SELLING STOCKHOLDERS. SEE "SELLING STOCKHOLDERS". COLTEC
     WILL  NOT RECEIVE  ANY PROCEEDS  FROM THE  SALE OF  THE SHARES BEING
       OFFERED HEREBY. THE COMMON STOCK IS  TRADED ON THE NEW YORK  STOCK
       EXCHANGE  AND THE PACIFIC STOCK  EXCHANGE UNDER THE SYMBOL "COT".
        ON APRIL 26, 1994,  THE LAST REPORTED SALE  PRICE OF THE  COMMON
          STOCK ON THE NEW YORK STOCK EXCHANGE WAS $18 7/8 PER SHARE.

                         ------------------------------

    INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "CERTAIN
                          SIGNIFICANT CONSIDERATIONS".

                            ------------------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
    SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                            PRICE $         A SHARE
                            ------------------------


                                                                            UNDERWRITING          PROCEEDS
                                                          PRICE TO         DISCOUNTS AND         TO SELLING
                                                           PUBLIC         COMMISSIONS (1)     STOCKHOLDERS (2)
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................          $                   $                   $
TOTAL..............................................          $                   $                   $

     (1) COLTEC AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS".
     (2) COLTEC HAS AGREED TO PAY, OR REIMBURSE THE SELLING STOCKHOLDERS FOR, CERTAIN EXPENSES OF THE OFFERING, WHICH ARE ESTIMATED AT $800,000.


                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY DAVIS POLK & WARDWELL, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE
SHARES WILL BE MADE ON OR ABOUT         , 1994 AT THE OFFICE OF MORGAN STANLEY &
CO.  INCORPORATED,  NEW YORK,  NEW YORK,  AGAINST PAYMENT  THEREFOR IN  NEW YORK
FUNDS.
                            ------------------------

MORGAN STANLEY & CO.
              INTERNATIONAL

  CS FIRST BOSTON

         DONALDSON, LUFKIN & JENRETTE
               SECURITIES  CORPORATION

                     MERRILL LYNCH INTERNATIONAL LIMITED

                       WERTHEIM SCHRODER
                                       INTERNATIONAL

           , 1994

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is an estimate of the fees and expenses payable in connection with the Offering, none of which will be borne by the Selling
Stockholders:


SEC Registration fee......................................  $ 168,582
NASD fee..................................................     30,500
Printing expenses.........................................    150,000
Legal fees and expenses...................................    300,000
Accounting fees and expenses..............................    125,000
Blue Sky fees and expenses................................     20,000
Miscellaneous.............................................      5,918
                                                            ---------
  Total...................................................  $ 800,000
                                                            ---------
                                                            ---------



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Reference is made to Sections 1741 and 1742 of the 1988 Business Corporation Law of the Commonwealth of Pennsylvania, which provide for indemnification of directors and officers in certain circumstances. In addition, Article VIII of the By-laws of Coltec provides that, except as prohibited by law, any director, officer or employee of Coltec is entitled to be indemnified in any action or proceeding in which he or she may be involved by virtue of holding such position.

    Reference is also made to Section IX of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying directors and officers of Coltec against certain liabilities.

    In addition, Coltec maintains a directors' and officers' liability insurance policy and has entered into indemnification agreements with each of its executive officers and directors.

ITEM 16.  EXHIBITS


  EXHIBIT
    NO.                                    DESCRIPTION
- -----------  -----------------------------------------------------------------------
 ***1.1      Form of Underwriting Agreement.
   4.1       Amended and Restated Articles of Incorporation of Coltec (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1
             of the Registrant, Registration
             No. 33-44846, filed on January 7, 1992).
   4.2       By-laws of Coltec (incorporated by reference to Exhibit 3.2 to the
             Registration Statement on Form S-1 of the Registrant,
             Registration No. 33-44846, filed on January 7, 1992).
  *5.1       Opinion of Reed Smith Shaw & McClay regarding the legality of the securities being registered.
**12.1       Computation of Ratio of Earnings to Fixed Charges.
 *23.1       Consent of Arthur Andersen & Co.
 *23.2       Consent of Reed Smith Shaw & McClay (included in their opinion filed as
             Exhibit 5).
**24         Power of attorney (included on the signature pages to the Registration
             Statement).

- ---------
  *Filed herewith.
 **Previously filed.
***To be filed by amendment.

ITEM 17.  UNDERTAKINGS

    A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    B.  The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on the 27th day of April, 1994.


                                          COLTEC INDUSTRIES INC

                                          By: ______/s/_Anthony J. diBuono______
                                                    Anthony J. diBuono
                                                Executive Vice President,
                                              General Counsel and Secretary

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ---------------------------------------  ----------------
                                     *                  Director, Chairman of the Board
     -------------------------------------------         and Chief Executive Officer              April 27, 1994
                  David I. Margolis                      (Principal Executive Officer)
                                                        Director, Executive Vice President,
                        /s/ Paul G. Schoen               Finance, Treasurer and
     -------------------------------------------         Chief Financial Officer                  April 27, 1994
                    Paul G. Schoen                       (Principal Financial and Accounting
                                                         Officer)
                                     *
     -------------------------------------------        Director                                  April 27, 1994
                 John W. Guffey, Jr.
                                     *
     -------------------------------------------        Director                                  April 27, 1994
               J. Bradford Mooney, Jr.
                                     *
     -------------------------------------------        Director                                  April 27, 1994
                      Joel Moses
                                     *
     -------------------------------------------        Director                                  April 27, 1994
                   Andrew C. Hilton
                                     *
     -------------------------------------------        Director                                  April 27, 1994
                Salvatore J. Cozzolino
                                     *
     -------------------------------------------        Director                                  April 27, 1994
                  Donald P. Brennan
                                     *
     -------------------------------------------        Director                                  April 27, 1994
                    Frank V. Sica
                                     *
     -------------------------------------------        Director                                  April 27, 1994
                   Howard I. Hoffen
*By:            /s/ Paul G. Schoen
    -------------------------------------------         Attorney-in-Fact
    Paul G. Schoen